
Follow-Up Materials


03045569

10/30

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mitsui Trust Financial Group

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

FILE NO. 82- 4677 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT) ☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER) ☐
DEF 14A (PROXY)	☐	

OICF/BY: dlw

DAT : 1/13/04



Mitsui Trust Financial Group

Mitsui Trust Holdings, Inc.

The Chuo Mitsui Trust and Banking Company, Limited   Mitsui Asset Trust and Banking Company, Limited

Annual Report 2003
Year ended March 31, 2003



Creation of the Group and Steady Strides Forward

In February 2002, Mitsui Trust Financial Group was created, with Mitsui Trust Holdings, Inc. ("Mitsui Trust Holdings"), as the financial holding company under which The Chuo Mitsui Trust and Banking Company, Limited ("Chuo Mitsui"), and Mitsui Asset Trust and Banking Co., Ltd. ("Mitsui Asset"), operate as subsidiaries.

The new management structure has enabled the Group to take steady strides forward in meeting the trust banking needs of its clients.

As a group, we have a wealth of client-oriented strengths that make us the best choice for trust banking products and services. Indeed, we are confident that the tangible efforts of the Group, underpinned by quality and speed, will lead to positive results.

Changes in Mitsui Trust Holdings' Stock Price and TOPIX Movement
(Stock price and TOPIX set at 100, as of January 31, 2002)


220
180
140
100
60
Mitsui Trust Holdings
TOPIX
February
2002
March
2003

Mitsui Trust Holdings

Holding Company

Mitsui Trust Financial Group, unique in the financial community because its high-level financial products and services hinge on the business of trust, aspires to be a business organization that contributes widely to society and meets the expectations of clients through its commitment to efficient, highly transparent management.

Chuo Mitsui

Individual Services

Corporate Services

Financial Services

Stock Transfer Agency Services

Real Estate Operations

Mitsui Asset

Institutional Investor Services

Trust Asset Management Business

Trust Asset Administration Business

Pension Trust Operations

Contents

Consolidated Financial Highlights

Years ended March 31, 2003 and 2002	Billions of yen		Millions of U.S. dollars (Note)
	2003	2002	**2003**
For the year			
Total income	**¥ 501.5**	¥ 540.9	**$ 4,172.5**
Interest income	**163.0**	192.7	**1,356.6**
Trust fees	**100.6**	104.1	**837.1**
Fees and commissions	**56.3**	57.6	**468.5**
Total expenses	**541.2**	958.0	**4,502.6**
Interest expense	**65.4**	96.7	**544.7**
General and administrative expenses	**159.5**	172.9	**1,327.1**
Loss before income taxes and minority interests	**39.6**	417.1	**330.0**
Net loss	**96.7**	277.9	**804.5**
At year-end			
Total shareholders' equity	**¥ 251.6**	¥ 496.1	**$ 2,093.3**
Total assets	**12,478.0**	13,372.8	**103,810.4**
Loans and bills discounted	**7,200.3**	7,416.0	**59,903.4**
Investment securities	**3,232.5**	3,436.9	**26,893.3**
Deposits	**8,672.2**	7,742.4	**72,148.5**
Trust assets*	**36,503.9**	38,077.2	**303,693.1**
Capital adequacy ratio**	**7.50%**	10.59%	
Reference			
Gross operating profit *(Gyomu sorieki)****	**¥ 327.9**	¥ 303.3	**$ 2,728.0**
Gross operating profit before trust account write-offs***	**356.9**	343.5	**2,969.8**
Operating expenses	**159.5**	172.9	**1,327.1**
Transfer to the general reserve for possible loan losses	**(2.9)**	(0.4)	**(24.8)**
Net operating profit *(Gyomu juneki)****	**171.3**	130.7	**1,425.7**
Net operating profit before trust account write-offs***	**200.4**	170.9	**1,667.5**
Effective net operating profit***	**197.4**	170.5	**1,642.7**

Note: U.S. dollar amounts stated in this annual report are translated solely for convenience at ¥120.20=US$1, the rate prevailing on March 31, 2003.
* Figures are combined totals from The Chuo Mitsui Trust and Banking Company, Limited, and Mitsui Asset Trust and Banking Company, Limited.
** Capital adequacy ratio is presented in accordance with the domestic standard set forth in the Banking Law of Japan.
*** These terms are defined on page 50 in the Financial Section.

A Message from the President



Operating Environment

The consolidated fiscal period ended March 31, 2003—fiscal 2002—was characterized by positive developments as well as challenges at home and abroad.

On the international economic front, the United States continued to show gradual improvement in business conditions into the first half of fiscal 2002. Beginning in the autumn, however, major issues, such as heightened tension over the situation in Iraq and the unfolding Enron fiasco, which precipitated distrust of corporate accounting, sapped economic strength. The U.S. slowdown seemed to have a corollary effect on the European economy, which displayed parallel signs of weakening. In comparison, the Asian economy, hinging on the People's Republic of China, maintained a brisk expansion pace.

In Japan, early 2002 looked promising, as good economic conditions abroad lifted exports and progress in inventory adjustments prompted a rebound in domestic production. Persistent pressure on disposable income, however, and a tougher employment environment squeezed consumer spending, preventing Japan from experiencing a full-fledged economic recovery. Growth in exports began to falter in the autumn, triggered by economic deceleration in the United States, and business conditions leveled off as 2003 rolled around.

In the domestic finance industry, interest rates tumbled to new lows, reflecting persistent measures by the Bank of Japan to quantitatively relax restrictions. Of note, the long-term interest rate dropped suddenly in early 2003, and the yield on 10-year bonds hit an all-time low, settling into the 0.6% range. The Nikkei Stock Average dropped below 8,000 in March, marking the lowest level since the collapse of Japan's economic bubble. In the foreign exchange market, the yen gradually appreciated against the U.S. dollar, rising from within the 130 range at the start of 2002 and hovering around 120 from mid-year onward.

Fiscal 2002 Consolidated Performance

Effective net operating profit (net operating profit before trust account write-offs and transfer to the general reserve for possible loan losses) represents the profitability of core operations at trust banks. In fiscal 2002, Mitsui Trust Holdings recorded effective net operating profit of ¥197.4 billion, up 15.8%, thanks to higher gross operating profit (*gyomu sorieki*) and the cost-cutting benefits of sustained restructuring efforts.

Mitsui Trust Financial Group subscribes to an aggressive approach to the write-off of non-performing assets. Through several strategies, including efforts to accelerate the final disposal of non-performing assets in line with the Program for Financial Revival announced by the Financial Services Agency (FSA), Mitsui Trust Holdings showed credit costs of ¥124.7 billion. This was the fourth consecutive year of lower credit costs, and put the amount squarely within fiscal 2002 effective net operating profit.

Sluggish stock market conditions in fiscal 2002 precipitated a loss of ¥69.6 billion on stocks and other investment securities. This result reflects a loss on the disposal of investment securities, following the planned execution of further reductions in the stock portfolio, as well as the continuous implementation of rigorous devaluation procedures. The Company thus showed a recurring loss of ¥24.7 billion.

Seeking to secure a healthier financial position, Mitsui Trust Holdings booked a conservative amount of deferred tax assets. This was one of the main reasons for the Company recording a net loss of ¥96.7 billion in fiscal 2002.

Both Mitsui Trust Holdings and Chuo Mitsui kept their respective capital adequacy ratios above the mandatory 4% required for domestic operations. The consolidated ratio for Mitsui Trust Holdings was 7.50%, while the non-consolidated ratio for Chuo Mitsui was 6.71%. Meanwhile, Mitsui Asset, as a trust bank specializing in asset administration, asset management and pension trust operations, generated a strong non-consolidated ratio, of 102.28%.

Management Direction

The Mitsui Trust Financial Group's management vision highlights two strategies:

(1) To raise the level of specialization and know-how enjoyed in a financial group that hinges on two distinguished trust banks, and thereby provide clients with the best solutions to their financial requirements.

(2) To improve service value and shareholder value by promoting creative business opportunities across the broad spectrum of activities performed by trust banks.

With this groupwide vision as a guide, Mitsui Trust Financial Group will aspire to meet clients' expectations with efficient and highly transparent management and also strive to contribute extensively to society.

The Group maintains a resolute perspective on preserving management clarity and integrity as well as ensuring administrative activities are handled in a reliable and appropriate manner. This perspective permeates the design and implementation of the administrative and management systems that underpin operational efficiency. It also provides the basis for defining how authority is granted to staff and directors, including the board members, which bears accountability for decisions, and how the structure for cross-check functions is set up.

Business Strategies

An enterprising spirit shared throughout Mitsui Trust Financial Group is one that emphasizes quality and speed in addressing clients' needs, and strength and stability in reinforcing the corporate foundation. Invigorated by this spirit, the Group forms business strategies from two key building blocks: unrivaled quality and a commitment to low-cost operations.



In addition, the Group takes a comprehensive view to the distribution of management resources to ensure an ideal allocation to each business unit and to maximize overall profitability.

The basic direction of business strategies at the two subsidiary banks under the holding company is presented below.

Chuo Mitsui

Chuo Mitsui is working to distinguish itself from rivals through two approaches: first, by demonstrating all the specialization and know-how accumulated as a trust bank engaged in the administration and management of financial assets, real estate and other wealth; and second, by providing high-quality, high-value-added products and services.

Concurrently, Chuo Mitsui will cement its reputation for excellent cost-competitiveness by establishing a low-cost operating structure.

Mitsui Asset

As a trust bank specializing in pension trust and securities trust businesses, Mitsui Asset has set itself far apart from the competition by drawing on advanced know-how in trust asset management and administration to meet clients' requests.

In September 2002, Mitsui Trust Financial Group took an equity stake in Japan Trustee Services Bank, Ltd., a joint venture established by The Sumitomo Trust & Banking Co., Ltd., and Resona Bank, Ltd., as a trust bank dedicated to asset administration. In January 2003, Mitsui Asset completed the first stage of transferring its asset administration function to Japan Trustee Services Bank, and the remaining aspects will be transferred during the first half of fiscal 2003.

The transfer will enable the Group to utilize merits of scale to make trust asset administration services more efficient and to raise inherent quality.

Management Objectives



Enhanced Profitability

Mitsui Trust Financial Group has enriched its earnings base by utilizing groupwide strengths to expedite measures more potent than before in all areas of operations and by aggressively pursuing revenue opportunities in businesses outside the existing range of activities.



Another objective is to erect a framework for serviceable, well-organized administrative processes. To this end, the entire Group is behind the Business Process Reengineering Project, a blueprint for radically reevaluating the way office procedures are performed. This project will facilitate the timely establishment of a streamlined, efficient and low-cost operating structure. In addition, with subsequent restructuring, we will accelerate the process of cost reduction in both personnel and non-personnel expense categories. The overall result will be a stronger operating structure.

Squeezing Stock Portfolio, Writing Off Non-Performing Assets

Mitsui Trust Holdings recognizes that efforts to squeeze its stock portfolio and write off non-performing assets will boost confidence among clients as well as the market in general. The Company has thus made these issues management priorities and applied concerted efforts in both areas.

On the stockholding issue, the Company has been successful in reducing its balance by taking advantage of several approaches, including a stock-purchasing program initiated by the Bank of Japan, to trim the stock portfolio and make earnings less vulnerable to stock price fluctuations.

On the non-performing asset issue, the Company believes in securing quality assets and executed write-offs, as planned, from this perspective. The reward was a steady drop in the balance. By advocating constant disposal of non-performing assets in line with FSA's Program for Financial Revival, Mitsui Trust Holdings will further strengthen its financial footing.

In Closing

Characterized by severe deflation and persistently lackluster stock prices, the operating environment for domestic financial institutions presents increasingly challenging obstacles to overcome. For Mitsui Trust Financial Group, this situation demands determined steps forward to reap the benefits of several past management restructuring programs.

As we follow this road, our ultimate priority remains the same as always—to build stronger ties of trust with clients and shareholders—and we will surmount difficulties with the combined capabilities of the Group.

On behalf of the Board, I ask for the continued understanding and support of shareholders, clients and business partners as we strive to reach our objectives.

August 2003

Kiichiro Furusawa

Kiichiro Furusawa
Chairman and President

Fiscal 2002 Summary

Consolidated Results of Operations

Years ended March 31

(Billions of yen)

	2001	2002	**2003**	Change
Gross operating profit*	353.7	343.5	**356.9**	13.4
Operating expenses	186.3	172.9	**159.5**	(13.4)
Effective net operating profit	167.4	170.5	**197.4**	26.8
Credit costs	181.7	170.4	**124.7**	(45.6)
Net (loss) income	23.0	(277.9)	**(96.7)**	181.1

Notes: 1. Figures for fiscal 2001 and 2002 are for Mitsui Trust Holdings.
2. Figures for fiscal 2000 are for Chuo Mitsui.
* Before trust account write-offs. These terms are defined on page 50 in the Financial Section.


Gross Operating Profit*
(Billions of yen)
(Years ended March 31)
360
300
240
180
120
60
0
353.7
343.5
356.9
2001
2002
2003


Operating Expenses
(Billions of yen)
(Years ended March 31)
210
175
140
105
70
35
0
186.3
172.9
159.5
2001
2002
2003

Effective Net Operating Profit and Credit Costs
(Billions of yen) (Years ended March 31)

210, 175, 140, 105, 70, 35, 0

167.4 181.7 — 2001
170.5 170.4 — 2002
197.4 124.7 — 2003

Effective net operating profit
Credit costs

*Before trust account write-offs. These terms are defined on page 50 in the Financial Section.

Capital Adequacy Ratio

As of March 31, 2003

(Billions of yen, %)

	Mitsui Trust Holdings (Consolidated)	Chuo Mitsui (Non-consolidated)	Mitsui Asset (Non-consolidated)
Net worth	689.1	606.2	35.8
Basic items (Tier I)	344.9	303.1	35.8
Supplementary items (Tier II)	344.9	303.1	0.0
Deductions	0.7	0.0	—
Risk assets	9,179.0	9,028.7	35.0
Capital adequacy ratio (%)	7.50	6.71	102.28

Enhanced Profitability (Figures before March 31, 2000, are combined totals from the former Chuo Trust and Mitsui Trust)

One of the Group's most important management priorities is to enhance profitability. The two keys for reaching this objective are to expand gross operating profit and to establish a low-cost operating structure. These keys are described below.


Higher gross operating profit
Higher net operating profit
Lower operating expenses

Expanding Gross Operating Profit

The Group aims to increase gross operating profit by boosting fund-related profits and net fees and commissions from property management services.

Boosting fund-related profits

Chuo Mitsui

Reinforce profitability through loan portfolio restructuring

Chuo Mitsui will work to strengthen profitability by concentrating on loans to individuals, especially lucrative housing loans, and real estate non-recourse loans, for which the Bank maintains one of the highest lending balances among all Japanese financial institutions. In doing so, Chuo Mitsui will raise the ratio of these loan types in the loan portfolio.

Improve the profit margin

Chuo Mitsui will enhance its profit margin on loans by offering appropriate interest rates on loans and tracking interest rates on fund procurement.

Raising net fees and commissions from property management services

Chuo Mitsui

In the area of stock transfer agency services, where Chuo Mitsui is the industry leader in terms of corporate clients and shareholders represented, the Bank embraces new services, such as electronic shareholders' meetings, and advocates a practical approaches to support the investor relations (IR) activities of its corporate clients.

In the area of real estate operations, Chuo Mitsui continues to direct concerted efforts toward brokerage services, real estate securitization services and real estate investment trusts in Japan (J-REIT).

The Bank will endeavor to reinforce efficiency in both these areas of business to increase non-interest rate income, such as commissions.

Mitsui Asset

Mitsui Asset enjoys a solid reputation for its asset management techniques, but the Bank will strive to further enhance these capabilities and augment its consultation expertise on all aspects of retirement benefit systems, including defined contribution pension plans, to expand the balance of pension assets under management.

Pursuing new business opportunities to buoy profits

We will draw on the wealth of real estate-related know-how we have amassed in our trust-banking activities and resourcefully apply it to capitalize on new business opportunities and derive higher profits, regardless of whether these businesses fall within the existing service framework.

Loans to Individuals and Real Estate Non-Recourse Loans as Percentages of Total Loans Balance


(%)
(As of March 31)
30
20
10
0
19
0
26
5
2000
2003
Percentage of loans to individuals
Percentage of real estate non-recourse loans

Gross Profit Margin on Funds (Total of Three Accounts*)


(%)
(Years ended March 31)
1.05
1.00
0.95
0.90
0.92
1.03
2002
2003

*Banking account and trusts with the principal guaranteed (money trusts and loan trusts).

Low-Cost Operating Structure

Mitsui Trust Financial Group has embraced several strategies to build a streamlined, efficient and low-cost operating structure as quickly as possible.

Thorough restructuring

The process of reducing personnel and non-personnel expenses has been accelerated by thoroughly reviewing the operating systems used to provide services and subsequently tightening the systems where necessary, and by implementing fine-tuned restructuring measures.

Group personnel

As of March 31, 2003, the Group employed 6,021 people, down from 7,852 at the end of March 2000.

Branch network

Through consolidation, Chuo Mitsui has streamlined its branch network from 166 locations in March 2000, to 72 more efficiently operating locations as of March 2003. Over the same time frame, the Bank has streamlined the activities of certain branches and squeezed the number of branches offering all types of services to 19 among the 72 locations.

Operating expenses

Aiming for a bold cut in operating expenses without weakening expected levels of service, we implemented groupwide cost-cutting initiatives that brought the overhead ratio down from 54% in fiscal 1999 to 44% in fiscal 2002.

Progress on groupwide project

We are actively promoting the Business Process Reengineering Project. This lateral effort, which involves the entire group in a radical reevaluation of the existing business process system, will help us realize greater efficiency in the execution of business activities.

In May 2002, we took a major step toward smoother operations with the integration of account-based systems at Chuo Mitsui. This achievement marked the completion of business system consolidation within the Group.

○ Restructuring Results over Three Years


Personnel
(Number of people) (As of March 31)
8,000
7,000
6,000
5,000
7,852
Rate of reduction: 23%
6,021
2000
2003
Note: Combined totals from Mitsui Trust Holdings, Chuo Mitsui and Mitsui Asset.


Branches
(Number of branches) (As of March 31)
200
150
100
50
166
Rate of reduction: 57%
72
2000
2003
Note: Numbers applicable only to Chuo Mitsui.


Operating Expenses
(Billions of yen) (Years ended March 31)
200
180
160
140
190.0
Rate of reduction: 21%
149.4
2000
2003
Note: Combined totals from Chuo Mitsui and Mitsui Asset.


Overhead Ratio
(%) (Years ended March 31)
55
50
45
40
54
Percentage point reduction: 10
44
2000
2003
Note: Combined totals from Chuo Mitsui and Mitsui Asset.

Corporate Governance

Basic Premise

The Group views corporate governance from a perspective of ensuring management transparency and impartiality as well as the reliability and suitability of business activities to required tasks. Therefore, the Group advocates clarity in the way authority is granted to staff and directors, including the board members, in the order of accountability for decisions, and in the scope of cross-check functions, and has implemented administrative and management systems that underpin operational efficiency.

Function and Responsibilities of Mitsui Trust Holdings

Chuo Mitsui and Mitsui Asset, as subsidiaries of Mitsui Trust Holdings, utilize systems that essentially facilitate the execution of respective business activities. As a financial holding company established to oversee the management strategies and administration of its subsidiary banks, Mitsui Trust Holdings takes a bird's-eye view of the whole Group and participates in the administrative aspects of Chuo Mitsui and Mitsui Asset.

The four functions of Mitsui Trust Holdings are described below.

(1) Formulate Group management strategy

We coordinate divisional strategies for the two trust banks under our umbrella and prepare plans to maximize groupwide profits and shareholder value.

(2) Oversee the administration of business activities

While the responsibility for administration of respective business activities lies with each subsidiary bank, we watch the status of operations at each subsidiary to ensure activities are consistent with Group goals. We also set the business standards to which each subsidiary must reach and track performance in each area of operations.

(3) Allocate management resources

We allocate management resources of the Group, such as personnel, budgets, investment in systems and the application of funds, and track the use of these management resources at each bank.

(4) Supervise risk management and internal controls

We formulate basic policies on risk management and internal controls for the Group as a whole and monitor the status of risk management efforts at each bank.



General Meeting of Shareholders
Mitsui Trust Holdings
Holding company for administration of business activities
Group management strategic planning,
allocation of management resources, supervision of business activities,
monitoring of risk management and internal controls
Corporate Auditors/Board of Corporate Auditors
(Five auditors, including two external auditors)
Board of Directors
Advisory Board
Executive Committee
Management Planning Division
Management planning function
○ Group management strategic planning
Overall strategy, human resources strategy, IT-related strategy
○ Financing, public relations and IR, etc.
Risk Management Division
Overall risk management function
○ Risk management
○ Compliance
Internal auditing
○ Overall internal auditing
○ Operational auditing, etc.
Chuo Mitsui
Mitsui Asset



Board of Directors: From left, Jun Okuno (Managing Director); Tadashi Kawai (Senior Managing Director); Kiichiro Furusawa (Chairman and President); Kazuo Tanabe (Deputy President); Michio Taki (Managing Director)

Cross-Check Capacity, Ensuring Management Transparency

Of the five directors at Mitsui Trust Holdings, the full-time managing director is responsible for planning Group management strategy and monitoring risk management status and also functions in a cross-check capacity by supervising the managing directors of the subsidiary banks.

Of our five corporate auditors, one is a full-time auditor, while the other four hold concurrent positions as auditors at Chuo Mitsui or Mitsui Asset. Because auditors with dual responsibilities are aware of the business decisions by directors at their respective subsidiary bank, they are better able to carry out their composite role as auditors of the holding company and implement suitable audits. In addition, they perform a cross-check function for confirming the conclusions of the full-time auditor. Two of the auditors with dual responsibilities are external auditors.

In June 2002, we established the Advisory Board, a collection of outside experts who extend pertinent advice on all aspects of business, including key management strategies and the impact of social and economic issues on operations. We reflect this advice in various measures to enhance the quality of our products and services.

Through these structures, we not only reinforce our cross-check capacity and management transparency but also expedite decision-making processes on business activities and clarify the responsibilities shouldered by the executive team.

Utilizing Trust—Lending a Hand for the Public Good

Mitsui Trust Financial Group strives to demonstrate the true spirit of trust that imbues a trust bank and energetically pursues activities for the public good.

The former Chuo Trust and Mitsui Trust both played leading roles in the development of charitable-trust and related operations that met the diversifying needs of clients. Today, the Group strives to expand this business. Concerted efforts have led to 141 trusts under Chuo Mitsui's administration, worth a total of ¥14.9 billion and representing a top-ranked balance of trust assets.

Through a charitable trust structure, individuals, companies and other organizations entrust property to a trust bank, which administers and manages these assets for the public good. The function is similar to that of a public service corporation, such as a foundation, but charitable trusts are less expensive to maintain and facilitate flexible, efficient use of funds. Moreover, charitable trusts satisfying certain criteria are eligible for incentives, including reduced income and inheritance taxes.

In addition, the name of the charitable trust can include the name of the asset provider, so the generosity of contributing to public interests will be remembered favorably for some time to come.

Types of Charitable Trusts

Scholarships
Scholarships are provided to domestic students and exchange students whose desire to study is compromised by difficult financial circumstances.

Promotion of Educational Activities
Financial assistance is provided for activities that promote sports, culture, the arts and other social education events for schools, youth, the disabled and other groups.

Promotion of Art and Culture
Financial assistance is given to promote artistic and cultural pursuits, including such artistic forms as music, fine arts and industrial arts; cultural surveys and research; efforts to widely communicate and advance the arts; and preservation and utilization of cultural assets.

Protection of the Natural Environment
Financial assistance is extended to organizations and individuals working, for example, to safeguard exceptional natural environments at home and abroad, protect species threatened with extinction and promote national tree-planting projects.

Promotion of International Cooperation, International Exchange
Financial assistance is provided for activities that support overseas economic and technical cooperation and international exchange programs in such categories as education, science and culture.

Town-Building Projects
Proceeds from the application of assets entrusted by local government bodies, land readjustment associations and other organizations are allocated to activities that help build towns and establish and maintain urban environments.

Academic Research
Financial assistance is given to research on the natural sciences, such as medicine and technology, and the humanities, and to cover the cost of academic exchange at home and abroad.

Social Welfare Projects
Financial assistance is directed to individuals, groups and social-welfare facilities that undertake activities to improve social welfare in Japan.

○ Charitable Trust Structure (Chuo Mitsui)



Assistant project executive
Office administration
Trust asset administration
Management committee
7. Provides counsel on major items regarding management of charitable trusts
Recipient of funds
Recipient of funds
Recipient of funds
Recipient of funds
(Beneficiary)
Trustor
1. Consultation
4. Establishment of charitable trust
Trustee
(Chuo Mitsui)
8. Payment of funds
2. Application
3. Approval
Competent authorities
Trust administrator
5. Audit
6. Represents beneficiaries' interests; agrees on and approves major items

Social Contribution Activities Undertaken as Part of the Mitsui Public Relations Committee

Mitsui Trust Financial Group is a member of the Mitsui Public Relations Committee, which comprises 27 Mitsui Group companies. Through a range of cultural and public relations campaigns, we promote international exchange and revitalize regional districts. We also strive to contribute to the prosperity and general welfare of the communities in which we work.


Mitsui-PR Online
http://www.mki.co.jp/mitsuiPR/english/index.htm

Activities of the Mitsui Public Relations Committee

- Mitsui Cultural Programs (in support of cultural pursuits)
- Mitsui Golden Glove Award (in support of sports)
- Mitsui Illustrated (PR activities)

Support for Environmental Conservation

Symphony Nature Protection Trust and *Human* Philanthropic Trust

Climate change, acid rain, pollution and waste, depletion of the ozone layer and other environmental problems become more ominous with each passing year. Against this backdrop, a trend is rapidly gaining strength among individuals and corporate citizens to preserve the natural environments to which they have a strong connection.

Chuo Mitsui handles *Symphony*, a nature protection trust for which dividends generated on funds donated by clients in money trusts to protect nature help the Nature Conservation Society of Japan undertake its activities. The Bank also handles *Human*, a philanthropic trust that applies dividends to society and the environment and allows contributors to choose the Foundation for Earth Environment as the recipient of these dividends.

○ Structure of *Symphony* Nature Protection Trust


Chuo Mitsui
(Trustee)
1. Establish trust
3. Issue principal
Individual, Corporation
(Beneficiary/Beneficiary of Principal)
2. Issue dividends
Nature Conservation Society of Japan
(Beneficiary of Dividends)

Environment-Friendly Head Office

Chuo Mitsui's new head office in Tokyo was completed in October 2000. The project was an environment-friendly effort right from the design stage and a fundamental goal was to construct a resource-conserving, energy-efficient building. Consequently, the new head office is equipped with several novel systems, including intermediate water installation, which reuses wastewater from miscellaneous sources for toilet cleaning, and an ice and water accumulation heating system that enables daytime air conditioning with electricity accumulated at night and contributes to a leveling out of electricity costs.

We are also encouraging recycling efforts and effective use of resources. To this end, we implemented a sort-and-collect system that separates office waste into eight groups, including newspapers, magazines, office paper and vinyl and plastic.

Disclosure Policy

Financial institutions have a social responsibility and a public mission to uphold. Well aware of the importance of this task, Mitsui Trust Financial Group carries out effective disclosure of business data to elicit greater confidence from investors and shareholders.

Mitsui Trust Holdings prioritizes a high level of management transparency. This basic principle guides the Company in providing timely, fair and unembellished information on the activities of the entire Group. Our efforts have been well received, an achievement substantiated by the fiscal 2002 award for excellence in corporate disclosure by research analysts, which was coordinated by the Corporate Disclosure Study Group at the Security Analysts Association of Japan. The high evaluation earned from 31 prominent analysts and other financial researchers placed Mitsui Trust Holdings' banking division second among nine leading banks and financial groups in Japan.

Mitsui Trust Holdings utilizes the Internet as an information conduit, providing anyone with a connection to the Internet access to a wide range of facts, figures and financial data.

We will continue to release useful information to investors and shareholders via our web sites and through various disclosure materials, including our annual report, to raise the level of management transparency still further. We believe these efforts will lead to a deeper understanding of Mitsui Trust Financial Group by investors and shareholders.


English
三井トラスト・ホールディングス
HOME
English

English Web Site

http://www.mitsuitrust-fg.co.jp/english

A Word from the President



Chuo Mitsui opened a new chapter in its corporate history in 2002 as a trust banking arm of Mitsui Trust Financial Group, focusing on retail trust business, banking business, stock transfer agency services and real estate operations.

In the area of services for individuals, we are promoting consultation-style personal banking options. Specifically, we identify the composition of clients' assets and apply high-level specialization and know-how to tailor combinations of products and services to respective financial needs, such as asset formation, management and administration, and succession, at different stages in life.

For our corporate clients, we are making the most of accumulated expertise to resourcefully address the balance sheet management requirements of today's businesses.

We value the unshakable bonds of trust that connect us to our clients, and we will strive to reinforce these ties as a member of Mitsui Trust Financial Group. On behalf of the Board, I ask for your continued understanding and support of our efforts.

August 2003

Kazuo Tanabe

Kazuo Tanabe
President

Business Outline

Chuo Mitsui extends high-quality, high-value-added services to retail and corporate clients as a member of Mitsui Trust Financial Group.

Individual Services	Corporate Services		
	Financial Services	**Stock Transfer Agency Services**	**Real Estate Operations**
• Provide trust and deposit products • Sell investment trusts • Offer loans to individuals • Facilitate the utilization of real estate • Extend testamentary trust and inheritance-processing services	• Present diverse financing techniques • Extend services to help clients improve corporate value • Promote employee welfare support services • Offer fund management products	• Provide stock-related services • Render legal services • Run systems for electronic shareholders' meetings • Administer support for initial public offerings (IPOs) • Offer services to support IR activities	• Undertake brokerage of properties • Securitize property holdings • Perform appraisals • Suggest methods for the effective utilization of real estate

Trimming the Stock Portfolio

Considerable attention these days is being directed toward the risk of fluctuating prices on stocks held by financial institutions. Chuo Mitsui has already made the minimization of this risk one of its management priorities, however, and the Bank continues to streamline its stock portfolio.

In fiscal 2002, we utilized such opportunities as stock purchasing activity by the Bank of Japan to sell stock worth about ¥310 billion in total and decreased our stockholdings. We also executed devaluations worth about ¥70 billion, based on strict standards.

We will continue to reinforce our financial standing by trimming our stock portfolio, thereby making earnings less vulnerable to stock price fluctuations.

Balance Sheet Totals for Listed and Over-the-Counter Stocks
(Billions of yen) (Years ended March 31)


2,000
1,500
1,000
500
0
1,862.9
1,296.6
785.6
2001
2002
2003

Major Causes of Balance Decreases for Listed and Over-the-Counter Stocks
Year ended March 31, 2003

(Billions of yen)

Sale	(310.4)
Devaluation	(59.7)
Net unrealized gains (losses)	(160.3)

Deferred Tax Assets

The point in time for identifying income and expenses—that is, gross revenue and deductible losses—on the books and for tax purposes does not necessarily coincide. A tax-effect accounting system was introduced in 1999 that enables financial institutions to resolve the temporary difference between booked income and taxable income.

For example, transfer to reserve for possible loan losses is recognized as an expense in the fiscal year in which the entire amount is transferred and booked. In contrast, booked amounts that exceed the limit for tax-deductible expenses are not regarded as losses in that fiscal year. The amounts exceeding acceptable limits become deductible as loan losses only if the losses actually occur in or after the next fiscal year. As a result, corporate taxes decrease in the fiscal year following the fiscal year in which the losses are booked.

Deferred tax assets thus represent the amount of taxes that will be booked as assets in the future when anticipated loan losses are realized.

For a financial institution to record deferred tax assets, its revenue projections must be carefully verified. Chuo Mitsui applies Auditing Committee Report No. 66, issued by the Japanese Institute of Certified Public Accountants (JIPCA) in 1999, to ascertain the potential for recovering deferred tax assets and then calculates an appropriate amount for inclusion in the books.

With a view to securing a healthier financial footing, underpinned by the Program for Financial Revival announced by the FSA, we conservatively estimated taxable income, based on revenue projections over the next five years, and booked deferred tax assets of ¥335.5 billion. The combined total from Chuo Mitsui and Mitsui Asset was ¥342.7 billion.

Deferred Tax Assets on the Books
As of March 31

(Billions of yen)

	2002	2003	Change
Deferred tax assets (A)	386.8	**342.7**	(44.1)
<Nonbooked>	<23.0>	**<163.2>**	<140.2>
Effective net operating profit (B)	162.6	**189.3**	26.7
Amplification (A/B)	2.3 times	**1.8 times**	

Note: Combined totals from Chuo Mitsui and Mitsui Asset.

Status of Non-Performing Asset Write-Offs

*Figures are on a non-consolidated basis.

From the standpoint of sound asset health, Chuo Mitsui has made the early resolution of non-performing assets a management priority and is directing concerted efforts toward this task.

In fiscal 2002, we posted ¥121.5 billion in credit costs—the combined total of non-performing asset write-offs in the banking and trust accounts as well as transfer to the general reserve for possible loan losses. This achievement, which is about ¥30 billion more than we had envisioned at the start of the fiscal year, reflects accelerated processing in line with the guidelines stated in the Program for Financial Revival announced by the FSA in October 2002 to spur major financial institutions to cut respective ratios of non-performing assets to about 50% in fiscal 2004.

By speeding up non-performing asset write-offs, we extended the trend toward lower credit costs to a fourth straight year. In addition, credit costs for fiscal 2002 fell within effective net operating profit.

Concurrently, we are energetically pursuing final processing of non-performing assets and have met the government's conditions on time frame, which were included in the stated objectives of the government's April 2001 Emergency Economic Package and in measures disclosed in April 2002 to build a stronger financial system.

Through these efforts, assets disclosed according to the Financial Revitalization Law—that is, claims under bankruptcy and virtual bankruptcy, claims under high risk and claims under close observation—in the banking and trust accounts reached ¥702.3 billion, down 26.6% from fiscal 2001. These assets represented 7.0% of total assets, a decrease of 2.1 percentage points from a year earlier.

To the reserve for claims under close observation (the general reserve for possible loan losses), we applied the discounted cash flow method to all borrowers with balances exceeding ¥10 billion. Consequently, the reserve ratio for the unsecured among all claims to close observation debtors grew 6.2 percentage points, to 21.7%.

Risk-monitored loans—loans to borrowers in bankruptcy, non-accrual loans, loans past due three months or more and restructured loans—in the banking and trust accounts settled at ¥700.1 billion, down 26.7% from fiscal 2001. These loans accounted for 7.2% of loans and bills discounted, a drop of 2.3 percentage points.

The classification ratio—which is the percentage of assets in the banking and trust accounts that fall into categories II to IV as disclosed under the self-assessment system—after disposals and write-offs was 9.9%, a decrease of 4.1 percentage points.

Adhering to the guidelines set forth in the Program for Financial Revival, we will maintain a strict write-off schedule and consistently apply final-processing strategies geared to each borrower in a determined effort to remove non-performing assets from the balance sheet.

Credit Costs and Effective Net Operating Profit

(Combined total of credit costs in the banking and trust accounts as well as transfer to the general reserve for possible loan losses)


Non-Performing Assets Based on the Financial Revitalization Law
(Combined totals of banking and trust accounts)
(Billions of yen)
(As of March 31)
1,000
900
800
700
600
500
956.9
702.3
2002
2003
Risk-Monitored Loans
(Combined totals of banking and trust accounts)
(Billions of yen)
(As of March 31)
954.6
700.1
2002
2003
(Billions of yen)
(Years ended March 31)
550
440
330
220
110
0
Credit costs
Effective net operating profit
Four consecutive years of lower credit costs
540.5
167.0
248.2
161.9
180.4
164.6
168.0
162.6
121.5
189.3
1999
2000
2001
2002
2003

Note: Figures from Chuo Mitsui.

Note: Figures from Chuo Mitsui.

Note: The totals for fiscal 1998 and 1999 comprise figures from the former Chuo Trust and Banking Company, Limited, Mitsui Trust and Banking Company, Limited, and Sakura Trust & Banking Co., Ltd.; the total for fiscal 2000 comprises figures from Chuo Mitsui and the former Sakura Trust; and the totals for fiscal 2001 and later comprise figures from Chuo Mitsui and Mitsui Asset.

Self-Assessment System (Non-Consolidated)

As of March 31, 2003

(Billions of yen)

	Category total (Before write-offs and reserves)	Write-offs and reserves	Category total (After write-offs and reserves)
Category IV	61.6	61.6	0
Banking account	55.6	55.6	0
Trust account	5.9	5.9	0
Category III	93.9	74.6	19.3
Banking account	91.7	73.4	18.3
Trust account	2.2	1.2	0.9
Category II	960.6	—	960.6
Banking account	819.3	*1—	819.3
Trust account	141.3	*2—	141.3
No category	8,885.6	—	8,959.1
Banking account	6,511.1	*1—	6,584.6
Trust account	2,374.5	*2—	2,374.5
Total	10,001.9		9,939.0
Banking account	7,477.8		7,422.2
Trust account	2,524.0		2,516.8
Classification ratio (%)			9.9
Banking account			11.3
Trust account			5.7

Notes: *1 Funds drawn from the general reserve for possible loan losses: As of March 31, 2003, the general reserve for possible loan losses stood at ¥70.1 billion.

*2 The following allowances and reserves were recorded in the trust account as of March 31, 2003: Special reserve funds = ¥14.9 billion; reserve for possible loan losses = ¥0.0 billion.

Disclosure of Non-Performing Assets Based on the Financial Revitalization Law

(1) Non-consolidated

As of March 31, 2003

(Billions of yen)

	Disclosure amount (A)	Collectable amount by collateral and guarantees (B)	Allowances and reserves (Banking account: General reserve) (Trust account: Special reserve funds/ Reserve for possible loan losses) (C)	Reserve ratio (%) (C/(A−B))	Coverage ratio (%) ((B+C)/A)
Claims under bankruptcy and virtual bankruptcy	77.9	76.9	—	—	—
Banking account	59.8	58.8	0.9	100.0	100.0
Trust account	18.1	18.1	—	—	—
Claims under high risk	213.8	121.9	—	—	—
Banking account	196.8	106.0	72.4	79.8	90.7
Trust account	16.9	15.9	—	—	—
Claims under close observation	410.6	199.1	—	—	—
Banking account	355.4	157.4	44.8	22.6	56.9
Trust account	55.1	41.6	—	—	—
Total	702.3	398.1	163.7	53.8	80.0
Banking account	612.1	322.3	148.8	51.4	77.0
Trust account	90.2	75.7	14.9	103.1	100.5
Normal claims	9,236.6				
Banking account	6,810.0				
Trust account	2,426.6				

Note: Partial direct write-offs = ¥398.7 billion.

(2) Consolidated
As of March 31, 2003

(Billions of yen)

	Disclosure amount (A)	Collectable amount by collateral and guarantees (B)	Allowances and reserves (Banking account: General reserve) (Trust account: Special reserve funds/ Reserve for possible loan losses) (C)	Reserve ratio (%) (C/(A–B))	Coverage ratio (%) ((B+C)/A)
Claims under bankruptcy and virtual bankruptcy	82.7	78.5	—	—	—
Banking account	64.5	60.3	4.2	100.0	100.0
Trust account	18.1	18.1	—	—	—
Claims under high risk	213.8	121.4	—	—	—
Banking account	196.9	105.4	72.9	79.8	90.6
Trust account	16.9	15.9	—	—	—
Claims under close observation	417.3	199.9	—	—	—
Banking account	362.1	158.2	45.2	22.2	56.2
Trust account	55.1	41.6	—	—	—
Total	713.9	399.8	170.6	54.3	79.9
Banking account	623.6	324.1	155.6	52.0	76.9
Trust account	90.2	75.7	14.9	103.1	100.5
Normal claims	9,266.0				
Banking account	6,839.4				
Trust account	2,426.6				

Note: Partial direct write-offs = ¥406.9 billion

Risk-Monitored Loans

As of March 31, 2003

(Billions of yen, %)

	Non-consolidated		Consolidated	
	Disclosure amount	Percentage of loans and bills discounted	Disclosure amount	Percentage of loans and bills discounted
Loans to borrowers in bankruptcy	37.4	0.38	37.4	0.38
Banking account	26.5	0.37	26.5	0.36
Trust account	10.9	0.43	10.9	0.43
Non-accrual loans	257.8	2.66	258.3	2.65
Banking account	230.5	3.21	230.9	3.20
Trust account	27.3	1.08	27.3	1.08
Loans past due three months or more	2.6	0.02	2.6	0.02
Banking account	1.1	0.01	1.1	0.01
Trust account	1.5	0.05	1.5	0.05
Restructured loans	402.1	4.15	408.7	4.20
Banking account	351.8	4.90	358.4	4.97
Trust account	50.3	2.00	50.3	2.00
Total	700.1	7.23	707.2	7.27
Banking account	609.9	8.51	617.1	8.57
Trust account	90.1	3.58	90.1	3.58
	After partial direct write-off	Before partial direct write-off	After partial direct write-off	Before partial direct write-off
Reserve ratio	23.3	51.7	24.1	52.4
Banking account	24.3	54.9	25.2	55.6
Trust account	16.5	16.5	16.5	16.5
Coverage ratio	80.0	88.2	80.1	88.4
Banking account	76.9	87.1	77.1	87.3
Trust account	100.4	100.4	100.4	100.4

Note: Amounts are post-partial direct write-offs (non-consolidated basis = ¥386.2 billion; consolidated = ¥394.4 billion)

○ Relationship between Self-Assessment Assets, Disclosed Amounts Based on the Financial Revitalization Law and Risk-Monitored Loans


Self-Assessment Assets
Disclosed Amounts Based on the Financial Revitalization Law (Non-Consolidated)
Risk-Monitored Loans (Non-Consolidated)
Borrowers in bankruptcy
Borrowers in virtual bankruptcy
Possibly insolvent borrowers
Borrowers requiring caution
Normal borrowers
Claims under bankruptcy and virtual bankruptcy ¥77.9 billion
Claims under high risk ¥213.8 billion
Claims under close observation ¥410.6 billion
Normal claims ¥9,236.6 billion
Loans to borrowers in bankruptcy
Assets other than loans
Non-accrual loans
Assets other than loans
Non-accrual loans
Assets other than loans
Loans past due three months or more
Restructured loans
Normal loans
Loans to borrowers in bankruptcy ¥37.4 billion
Non-accrual loans ¥257.8 billion
Loans past due three months or more ¥2.6 billion
Restructured loans ¥402.1 billion
Assets other than loans
Claims
Loans and equivalent amounts
Loans and equivalent amounts
Loans

○ Status of Write-Offs in Categories of Claims to Possibly Insolvent Borrowers and Below (Financial Revitalization Law Basis)

	Concrete write-off goals	Status
Existed in or before first half of fiscal 2000	In principle, write off within two business years (by March 31, 2003)	Almost completely written off
Appeared in second half of fiscal 2000	In principle, write off within three business years (by March 31, 2004)	Already more than 90% written off
Appeared in fiscal 2001	In principle, write off within three business years (by March 31, 2005), aiming for 50% mark in first year and 80% mark in second year	Already 70% written off
Appeared in fiscal 2002	In principle, write off within three business years (by March 31, 2006), aiming for 50% mark in first year and 80% mark in second year	—

(Billions of yen)

	Balance as of Sept. 30, 2000	Balance as of Mar. 31, 2001	Balance as of Mar. 31, 2002	Balance as of Mar. 31, 2003 [*1]		Status Ratios Achieved	Goal	Difference
Existed in or before first half of fiscal 2000	606.0	284.9	155.6	6.8	→	99%	100%	(1)%
Appeared in second half of fiscal 2000		88.5	51.9	5.5	→	94%	80%	14%
Appeared in fiscal 2001			245.0	73.1	→	70%	50%	20%
Appeared in fiscal 2002				62.1				
Total [*2]	606.0	373.5	452.7	147.7				

Notes: 1. Balance takes into account ¥143.9 billion actually recorded as of March 31, 2003, with implementation of measures for final processing of non-performing assets.
2. Total of banking and trust accounts.

Individual Services

External Environment, Clients' Needs

1. **Prolonged low-interest rate conditions require precise, goal-oriented fund management responses.**
2. **Social changes, such as the high percentage of seniors in the population, demand effective utilization of assets and smooth transfer of inheritance to the next generation.**
3. **There is a greater need for financial institutions with highly convenient products and services well-suited to today's diversifying lifestyles.**

Business Actions, Services

A. **Provide a wide array of products and services geared to clients' needs.**

B. **Apply know-how on asset utilization through high-level consultations.**

C. **Enrich the entire network through such actions as distinctive branch development.**

○ Products and Services to Meet Clients' Needs

One of the Industry's Highest Fund Balances

Chuo Mitsui maintains a varied selection of savings products, from typical trust products to deposit products, each tailored to the asset formation needs of clients. With this range of products, the Bank has secured one of the leading fund balances among dedicated trust banks. The Bank also retains the top balance of asset formation trusts in the domestic trust-banking industry.

Best Quality, a members-only service, accords advantageous interest rates—higher on deposits and lower on loans—as well as reduced fees for safe-deposit boxes and custody of wills. Features such as these have been particularly well received by clients.

Among the Top Domestic Banks on Investment Trust Sales

Chuo Mitsui has opened several channels to clients, from the regular branch network to Investment Trust Centers, Internet banking and telephone banking, enabling clients to benefit from the Bank's diverse assortment of funds matched to market needs and from its accurate advice on investment trusts.

Convenient access and useful consultations have helped Chuo Mitsui uphold a leadership position among domestic banks, with a balance of ¥402.7 billion in investment trust sales as of March 31, 2003.

Balance of Investment Trust Sales*

(Billions of yen) (As of March 31)



400
300
200
100
0
181.9
198.6
380.5
54.4
339.9
394.4
26.9
375.8
402.7
2001
2002
2003
Money management fund (MMF)
Other, including stock investment trusts
Total

*On a market price basis

No. 1 among Trust Banks in Loans to Individuals

To assist prospective homeowners in their purchases, Chuo Mitsui offers an extensive range of loan products, including financing for newly built homes and homes that owners buy upon selling their old dwellings, as well as refinancing schemes. The Bank and subsidiary Chuo Mitsui Realty Co., Ltd., also provide a wealth of information about properties on the market.

With a balance of ¥2,534.7 billion in loans to individuals, as of March 31, 2003, Chuo Mitsui ranks No. 1 among trust banks in this loan category.

Balance of Loans to Individuals


(Billions of yen)
(As of March 31)
2,600
1,950
1,300
650
0
2,229.5
(1,317.1)
2,330.1
(1,517.9)
2,534.7
(1,784.4)
2001
2002
2003


Total loans to individuals (including housing loans)
Housing loans

Number of Wills in Custody


(Number)
(As of March 31)
8,000
6,000
4,000
2,000
0
6,342
6,880
7,389
2001
2002
2003

○ High-Level Consultations Expedite Asset Utilization

Maximizing Real Estate

Optimum use of real estate requires broad-based knowledge, from land appraisals to project planning and funding schemes. As a financial expert, Chuo Mitsui presents an ample assortment of specialized consulting services, including suggestions for maximizing real estate, help with property sales and replacement, and a notable fund procurement instrument that uses building and apartment loans to obtain the funds needed to fully capitalize on a property's potential.

Testamentary Trusts, Testamentary Processing

The drafting of a will is the most reliable way for a person to stipulate how hard-earned assets are to be distributed upon death. A will ensures assets are transferred smoothly to the specified beneficiaries or sets aside a certain portion of the assets to a particularly deserving individual or charity.

Chuo Mitsui's perspective on testamentary-related business is comprehensive, covering all angles, including taxation and legal considerations. The Bank extends pertinent advice on the preparation of wills to expedite the transfer of wealth, keeps wills in custody and assumes the role of executor to guarantee accurate distribution of assets according to the stated wishes of the deceased. These services epitomize the role of a trust bank.

We also accept requests for testamentary processing, on behalf of heirs, when a will does not exist. These inheritance-related procedures include examining the components of an estate and transferring title to the respective heirs.

○ Enhanced Network with Distinctive Branches

As of August 2003, Chuo Mitsui maintained 72 branches and seven sub-branches, as well as three Investment Trust Centers, which specialize in investment trusts, 15 Consulplaza in-store mini-branches, and the Client Support Center, which responds to clients who request assistance by telephone or mail.

We also offer a service using the Internet and telephone banking. Through the Internet, clients can buy or sell units in investment trusts and obtain practical advice on asset investment concerns. Through the telephone, clients have the equivalent of one-stop shopping and can access a range of products and services, such as investment trusts, other trusts and deposits, remittances and balance inquiries, as well as consultations, with a single call.

In addition, clients can use their Chuo Mitsui client cards to make deposits and withdrawals on ordinary deposit accounts, for example, at automated teller machines (ATMs) and cash dispensers (CDs) installed at post offices throughout the country. Generally, such transactions are free of charge, but a fixed fee applies to withdrawals executed outside of regular business hours.

External Environment, Clients' Needs

1 Increasingly diversified, high-level techniques are becoming available to clients for procuring funds.
2 Clients are working to improve corporate value.
3 Clients are seeking to enrich employee welfare benefits and make programs more efficient.
4 Demand for ways to manage surplus funds is increasing.

Business Actions, Services

A Make a broad range of financing available through such opportunities as real estate asset finance.
B Extend support services that buoy corporate value.
C Provide employee welfare support services.
D Offer an extensive selection of fund management products geared to prevailing fund management needs.

Real Estate Asset Finance Typifies Diversity of Fund Supply

Asset finance has attracted attention as a fund-raising method that targets the value of assets and respective profitability. Of note, real estate asset finance—such as non-recourse loans and the securitization of real estate, which employs real estate-managed trusts and special purpose companies—extends beyond the securitization of existing properties to a wide range of applications, including the acquisition of buildings, warehouses and other structures, development of condominiums and shopping facilities, and participation in real estate investment projects.

Chuo Mitsui draws on a wealth of experience and know-how accumulated over many years in the areas of funding and real estate operations to complement its existing lending business and thereby provide corporate clients with financial products tailored to diverse fund procurement requirements. Resourceful efforts have been rewarded with steadily higher results. Indeed, with a real estate asset finance balance of ¥464.0 billion, as of March 31, 2003, we enjoy a place among the top Japanese financial institutions.

We also propose financing schemes, such as trust-style asset securitization of credit receivables, bill credits and other client-held money claims.


Balance of Real Estate Asset Finance
(Billions of yen)
(As of March 31)
500
375
250
125
0
204.2
352.0
464.0
2001
2002
2003

Framework for Securitizing Monetary Claims Using a Trust as a Vehicle


(When trust established)
Corporation (Trustor)
Credits entrusted
Payment handed over
Chuo Mitsui Trust (Trustor)
Monetary claims
Purchase amount
Beneficiary rights sold
Debtor
Investor (Beneficiary)
(When trust closed)
Corporation (Trustor)
Collected funds handed over
Chuo Mitsui Trust (Trustor)
Payment
Purchase amount
Debtor
Investor (Beneficiary)

○ Support Services to Raise Corporate Value

Venture Business Investment

Working with subsidiary Chuo Mitsui Capital Co., Ltd., we invest in venture businesses that have posted excellent results in growth fields, and we support such companies' efforts to achieve IPOs. We also arrange investment financing for management buyouts, which support the move toward operational independence and business establishment.

Advisory Function Underpins Business Support Services

Chuo Mitsui exercises its advisory function to address issues pertaining to the sale of divisions or business succession. For example, we undertake cash flow analysis to determine the value of operating divisions and subsidiaries, and we act as an intermediary on business development activities, such as mergers and acquisitions.

We also support our clients' business expansion efforts by utilizing internal and external networks to create new marketing channels and to introduce clients' technologies to potential users.

○ Employee Welfare Support Services

We offer a varied menu of welfare support services for full-time employees at client companies. The lineup features asset formation schemes and affiliated loans, including a homeowner financing system, as well as financial consulting services designed especially for employees at each client company.

To facilitate access to these services, we launched the Chuo Mitsui Online Consultation Office, which links clients' in-house personal computer (PC) networks to the Bank's own system. The office answers questions about the content of our financial products and extends advice where applicable.

○ Extensive Selection of Fund Management Products

Chuo Mitsui handles numerous deposit products, from demand deposits to time deposits, including foreign currency denominated products.

The Bank's line of trust products includes fund trusts, specified money trusts (*tokkin*), money trusts other than *tokkin*, and individually operated designated money trusts for securities investments. It also features trust beneficiary rights derived through asset securitization and for which higher returns can be assumed, commensurate with the higher risk involved.

In the area of investment trusts, we also maintain one of the most extensive assortments of products in Japan. The varied content reflects the diverse investment needs of clients.



Stock Transfer Agency Services

External Environment, Clients' Needs

1. **Clients are faced with increasingly complicated stock-related processing, owing to revised legislation.**
2. **Demand for individual investor services is growing throughout Japan.**
3. **Resourceful support is increasingly required for a successful IPO.**
4. **Aggressive expansion in IR activities requires greater support.**

Business Actions, Services

- **A** **Designate staff to develop legal services and advanced systems.**
- **B** **Utilize telephone and online access to enrich services for shareholders.**
- **C** **Apply consultation expertise to create a total support system for IPOs.**
- **D** **Provide IR support services, including surveys and promotion of proxy voting for foreign shareholders.**

○ Leading Stock Transfer Agent

The stock transfer agency services of Chuo Mitsui go beyond processing transfers of title and maintaining shareholder lists on behalf of stock-issuing clients. Observing legal and taxation rules, we swiftly and accurately execute a multifaceted array of services, from annual tasks, such as recording changes in shareholders' addresses and other personal details, mailing out voting and convocation notices to general shareholders' meetings, and calculating and distributing dividends, to stock-related activities, such as recapitalization, stock splits and transfer of shares.

As of March 31, 2003, Chuo Mitsui retained a top-class position in the industry as stock transfer agent for 921 companies listed on stock exchanges in Japan and more than 12 million shareholders under administration. As the leader in this field, we always strive to provide services that go the extra mile.



Stock Transfer Agency Services
(Domestic companies)
(Number of companies)
(As of March 31)
2,000
1,500
1,000
500
0
1,755
925
1,727
945
1,646
921
2001
2002
2003
Total client companies, including listed companies
Listed companies

Chuo Mitsui's Share Among Trust Banks (As of March 31, 2003)

Listed companies	Shareholders under administration	IPO companies in fiscal 2002
Chuo Mitsui 29%	Chuo Mitsui 30%	Chuo Mitsui 33%



○ Expertise in Legal Services, System Development

Stock transfer agency services are governed by strict legal rules, and frequent revisions of the Commercial Code and the Securities and Exchange Law exemplify the importance of swiftly responding to new developments.

To deal with legislative and structural amendments, Chuo Mitsui offers timely explanations for various stock-related concerns through such means as lectures and specialized publications, including *Shoken Daiko News* ("Stock Transfer Agency News") and *Shoken Daiko Kenkyu* ("Stock Transfer Agency Studies").

The Bank also enjoys a solid reputation in the industry for practical legal services, backed by a staff of experienced professionals and substantiated by the best results of any stock transfer agent.

In addition, we consistently introduce advanced systems into our operations to facilitate fast and accurate processing of high-volume stock-related procedures.

In fiscal 2001, we devised a large-scale system for electronic general shareholders' meetings. We utilize this system to send convocation notices regarding such meetings by e-mail to e-mail addresses on record for shareholders of listed companies that have opted to run their respective meetings online. The system also enables shareholders to exercise their voting rights online, anytime during the day or night, up until the day before the meeting.

In fiscal 2002, we dramatically improved services for issuing companies and their shareholders in several ways, including a total upgrade of the sign-in system that makes sign-in procedures on the day of the meeting even smoother than before.

○ Enhanced Shareholder Services

Chuo Mitsui strives to provide services that are convenient for shareholders to access. In addition to opening more reception counters at branch and service outlets nationwide, we operate a toll-free, 24-hour automated voice mail system that handles requests for various forms, and we give descriptions of stock-related services on our web site.

○ Consultations Highlight Total Support for IPOs

Solid support from Chuo Mitsui for businesses seeking to list on a stock exchange hinges on pertinent advice from staff specializing in IPOs. Our achievements in fiscal 2002, including assistance to 39 companies that completed IPOs, firmly cemented our top position in the industry.

○ Strengthening Clients' IR Activities

With foreign representation on the shareholder lists of domestic companies increasing, demand for services to expedite related procedures for this shareholder group is up. Chuo Mitsui endeavors to meet diversifying needs by responding quickly and carefully to the fast-paced changes that characterize the stock market, such as by conducting foreign shareholder surveys and promoting proxy voting.

In April 2003, we established the IR Support Office as a section within the Stock Transfer Agency Business Department, to provide a broad range of IR support services for all companies, even those for which we are not a stock transfer agent.



Real Estate Operations

External Environment, Clients' Needs

1 Clients are reviewing the use of real estate in management and financial strategies.

2 The J-REIT market is expanding, and the formation of private funds is brisk.

3 Property-related products have piqued the interest of investors, especially institutional investors.

Business Actions, Services

A Draw on the expertise of in-house real estate professionals to realize more comprehensive consultation capabilities.

B Establish the Real Estate Investment Promotion Department.

C Register as a general real estate investment advisory.

○ A Forte Field

As a representative asset administration service of trust banks, real estate operations encompass a vast range of activities, including investment in real estate; appraisals and evaluations; provision of trusts using securitization of property holdings; advice on effectively utilizing real estate; and brokerage of properties for sale, rental and purchase. Chuo Mitsui complements these operations with support for individuals' real estate needs, such as a first-time or subsequent purchase of a home, through affiliate Chuo Mitsui Realty.

○ Specialization Reinforces Consultation Capabilities

As a financial institution with real estate expertise, Chuo Mitsui has reinforced its consultation capabilities with skills accumulated through years of experience in this field, know-how gained in recent real estate securitization efforts, and other specialized qualifications to deliver the advice companies require to deal with new corporate accounting standards and other changes in the business environment. In addition, to actively contribute solutions to clients' diverse financial concerns, the Bank covers all the bases with an extensive network of in-house specialists, including real estate appraisers and first-rate architects, that is further complemented by external links to analysts, lawyers, certified public accountants, certified tax accountants and other outside professionals.

○ Real Estate Securitization, J-REIT and Private Funds

Chuo Mitsui is actively responding to the brisk establishment of private funds, which has been prompted by increased demand for asset reduction and recombination through the securitization of real estate as well as a wider market for J-REIT* and the diversifying needs of investors.

The Bank's trust function has proven invaluable in the formation of real estate securitization schemes. In fiscal 2002 alone, the volume of real estate-managed trusts came to 66 contracts, worth ¥304.4 billion, and raised the aggregate number of contracts under management to 144, for a total value of ¥1,008.6 billion.

Concerted efforts to promote non-recourse loans in real estate securitization plans have positioned Chuo Mitsui as a major player in this field.

In April 2003, we set up the Real Estate Investment Promotion Department to utilize a wider J-REIT market to push real estate brokerage services, namely the provision of buildings to a real estate investment company, as well as private fund development and arrangement services.

*J-REIT
Complementing its custody of assets for Office Building Fund of Japan, Inc., an investment company affiliated with Mitsui Fudosan Co., Ltd., Chuo Mitsui joined Ken Corporation Ltd. and other companies in the establishment of Premiere Reit Advisors Co., Ltd., a real estate investment trust that listed its investment units on the Tokyo Stock Exchange in September 2002.


Balance of Securitized Real Estate
(Billions of yen)
(As of March 31)
1,200
900
600
300
0
499.3
704.2
1,008.6
2001
2002
2003

Keen Interest in Property-Related Products

Against a backdrop of persistently low interest rates and a prolonged slump in stock prices, investors—both institutional and individual—are increasingly keen to acquire revenue-generating properties, namely real estate that generates cash flow. This demand has precipitated expansion of the J-REIT market and brisk formation of private funds.

Through the Real Estate Investment Promotion Department, Chuo Mitsui encourages investors to use real estate brokerage services. That is, the Bank provides the revenue-generating real estate in which investors can invest.

In addition, to better respond to heightened interest in revenue-generating real estate from pension funds and other institutional investors, we have implemented several measures, including the registration of our Real Estate Investment Advisory Department as a general real estate investment advisory in October 2002.

J-REIT Structure—A Scheme Utilizing Investment Companies


Real estate industry
Investment company
Investors
Fund application in the market
Real property
Investment company bonds
Management company
Assets entrusted for management
Trust beneficiary certificates
Loans
Financial institutions
Custody company
Contract for custody of assets
Investment units
Stock transfer agency
J-REIT market
General office work provider
General office work outsourcing
Investors
Investors
Investors
Investors

Real Estate Securitization Scheme Using Trust Function


Originator (Trustor/initial beneficiary)
1. Real estate trust
2. Trust beneficiary rights
Chuo Mitsui Trust (Trustee)
6. Lease
7. Rent payment
Tenant
5. Payment
3. Sale of trust beneficiary rights
8. Trust dividends
Special purpose company (Trust beneficiary)
4. Non-recourse loan
Financial institution
or
4. Corporate bond or loan
Investor
Bond management company

A Word from the President



As the complementary side of the trust-banking coin in the Mitsui Trust Financial Group, Mitsui Asset focuses on trust asset management and administration businesses, and pension and securities trust businesses. Together, our staff and executives alike strive to provide excellent proposals and high-quality services by pinpointing the varied needs of clients and fully demonstrating a range of skills and know-how.

We also aim to maintain our finely honed competitive edge through resourceful efforts to make business processes more efficient.

Invigorated by our place in the Group, we will work to improve returns for shareholders and build stronger bonds of trust with clients. Three keys for achieving these goals are to reinforce capabilities in forte fields of operation, foster a more efficient structure for business processes and promote a closer relationship with Chuo Mitsui.

On behalf of the Board, I ask for your continued understanding and support of our efforts.

August 2003

Tadashi Kawai
President

Business Outline

Mitsui Asset maximizes its high-level specialization, as a core member of the Mitsui Trust Financial Group, to provide institutional investors with excellent trust asset management and administration services.


Trust Asset Management Business
Trust Asset Administration Business
Pension Trust Operations
Pension trusts
Individually operated designated money trusts (*shiteitan*)*
Money trusts other than *shiteitan* (money fund trusts)
Securities management trusts
Securities investment trusts
Specified money trusts (*tokkin*)**
Money trusts other than *tokkin*
Securities administration trusts

The Bank also handles other products, including money claims in trust, in addition to the products listed above.

* Individually operated designated money trusts
Trusts for which the trustee has the authority to manage the entrusted funds at its own discretion within the range and type of assets designated by the trustor.

** Specified money trusts
Trusts for which the trustee has full discretionary rights for management of the entrusted assets.

High Marks in Survey Targeting Pension Funds

Mitsui Asset captured high marks, both qualitatively and quantitatively, in the 2002 evaluation survey conducted by Japan's Rating and Investment Information, Inc., for its *Newsletter on Pensions & Investment*. The survey targeted institutional investors nationwide and asked them to rate the fund managers handling their pension funds.

This second straight year of solid support confirms that our clients truly value our asset administration capabilities and fund management advice. We will strive to maintain this admirable endorsement by accurately identifying the varied needs of our clients and customizing the best solutions to the financial requirements of each client.

Transfer of Assets to Japan Trustee Services Bank

Japan Trustee Services Bank was established as a trust bank dedicated to asset administration services with equal investment from Mitsui Trust Holdings, Sumitomo Trust and Resona Bank.

Seeking to enhance efficiency and take its asset administration function to a higher level, Mitsui Asset is, as of July 2003, promoting the gradual transfer of its asset administration function to Japan Trustee Services Bank. Through our participation, Japan Trustee Services Bank will become Japan's largest asset administrator, with entrusted assets exceeding ¥100 trillion.

Combining the management resources and years of know-how accumulated by participating banks, Japan Trustee Services Bank maximizes merits of scale to conduct efficient operations. In addition, through ongoing measures to improve quality, including systems investment, this company will build an asset administration platform distinctive to Japan.

As a leading player in the area of asset management and administration services, Mitsui Asset will continue its energetic efforts to expand this business.



Clients
Trusts
Reporting
Trusts
Reporting
Trusts
Reporting
Sumitomo Trust
Mitsui Asset
Resona Trust
1/3 equity
Mitsui Trust Holdings
Resona Bank
1/3 equity
1/3 equity
Entrust administration
Entrust administration
Entrust administration
Japan Trustee Services Bank

Profile of Japan Trustee Services Bank
Date of establishment: June 20, 2000
Capital: ¥51.0 billion
Total assets: ¥1,635.8 billion
Balance of trust assets: ¥86,371.0 billion
(As of March 31, 2003)

Development of Joint Defined Contribution Pension Plans

Changes in the operating environment for companies as well as social and economic developments, such as the declining birthrate and aging population, have prompted a growing number of companies to consider and actually implement defined contribution pension plans, a relatively new corporate pension plan system in Japan.

To facilitate the introduction of a defined contribution pension plan, which involves costs and requires various procedures, Mitsui Asset considered the possibility of a scheme that would totally satisfy conditions of low-cost, high-quality and structural flexibility. We developed a joint defined contribution pension plan system for clients to implement at the corporate group level. We have already been entrusted with several large-scale funds under this joint structure.

We will continue to direct concerted efforts toward the formation of innovative schemes and products that are perfectly suited to the needs of corporate clients.

Joint Defined Contribution Pension Plan Scheme


Group companies
Company E
Company F
Company G
Companies can join later because the system is designed specifically for the group.
Corporate group
Joint defined contribution pension plan
Company A
Company B
Company C
Company D
Mitsui Asset
Services:
Organization to handle business activities
Asset administrator
Provider of products

Shareholders of Mitsui Asset
(As of August 1, 2003)

Name	Number of shares held	Percentage of total shares (%)
Mitsui Trust Holdings, Inc.	506,400	84.40
Tokyu Corporation	12,000	2.00
Fuji Photo Film Co., Ltd.	12,000	2.00
Mitsui Mutual Life Insurance Co.	12,000	2.00
Mitsui & Co., Ltd.	8,400	1.40
Mitsui Fudosan Co., Ltd.	8,400	1.40
Mitsui Sumitomo Insurance Co., Ltd.	7,200	1.20
Keihin Electric Express Railway Co., Ltd.	4,800	0.80
Seibu Railway Co., Ltd.	4,800	0.80
Toshiba Corporation	4,800	0.80
Toyota Motor Corporation	4,800	0.80
Oji Paper Co., Ltd.	2,400	0.40
Keisei Electric Railway Co., Ltd.	2,400	0.40
Tokyu Land Corporation	2,400	0.40
The Tokyo Electric Power Company, Incorporated	2,400	0.40
Tokyo Dome Corporation	2,400	0.40
Nippon Paper Industries Co., Ltd.	2,400	0.40

External Environment, Clients' Needs

1 Demand is increasing for high-quality fund management products featuring excellent risk-return characteristics.

2 Clients increasingly require high-level fund management consultation.

3 Clients are keen to reinforce their risk management positions.

Business Actions, Services

A Provide high-quality fund management products backed by a philosophy of consistent fund management.

B Offer sophisticated advice that demonstrates specialized expertise to the fullest extent possible.

C Manage entrusted funds with due diligence through a unified risk management structure.

○ A Huge Pool of Asset Managers

The Asset Management Department is responsible for about ¥17 trillion in funds. These funds are combined in various formats, including corporate pensions, public pensions and public sector funds, and are managed according to proposals formulated with the explicit input of clients. The scale of the funds handled at Mitsui Asset is one of the largest in Japan, and the Bank utilizes the merits of this scale, as well as the talents of a skilled group of some 200 professionals, to achieve excellent fund management performance.

○ Top-Class Asset Management Capabilities

Fund management operations at Mitsui Asset are underpinned by a fundamental principle that prioritizes consistency and clarity in the processes used to manage funds. To support this principle, operations have been rearranged into a function-specific structure paralleling the all-encompassing Plan ⟶ Do ⟶ See process for fund management products. This addresses all activities, from the drafting of an investment strategy to the evaluation of a fund's performance. As a multiproduction firm*, Mitsui Asset provides a diverse selection of products, from actively managed funds to passively managed funds, targeting both foreign and domestic investment.

*Multiproduction Firm
A multiproduction firm is a fund manager with a vast assortment of products geared to the diverse needs of investors.

○ A Team of Experts

Active Management Based on In-House Research

The strength of Mitsui Asset's active fund management is built on a process by which the Bank's richly experienced fund managers utilize either research by corporate analysts or quantitative assessment by econometric analysts to establish funds. Of note, the Bank's teams of corporate and econometric analysts are at the top of the industry class, in terms of skill as well as number.

Further diversification is expected in the bond market, and Mitsui Asset will respond to evolving developments by creating a structure that facilitates the provision of even higher-quality products. To this end, the Bank will set up a section dedicated to active management of bonds and initiate a global research structure with Franklin Resources, Inc., a leading fund manager in the United States.

High-Quality Passive Management

The former Mitsui Trust was quick to realize the serviceability of passive management and, since launching passive funds featuring domestic stock in 1985, endeavored to promote the process and improve the quality of related products. Carrying on this pioneering approach, Mitsui Asset has campaigned for passive management through various approaches, including a recent newspaper series entitled "Index Fund Management Q&A," which appeared in a pension seminar column in the *Nikkei Financial Daily*. The series ran for 18 weeks, from November 2002 to March 2003, and covered passive management from several angles.

Unified Risk Management Structure

The trustee responsibilities of fund managers are a well-established topic of discussion these days. Amid heightened debate, measures to strengthen risk management and compliance capabilities remain the most pressing issues.

Mitsui Asset has built a unified risk management structure into its risk-hedging format just for the asset management business. This structure consolidates compliance, risk management and performance evaluations in one place and reinforces due diligence in the Bank's execution of its obligations as a trustee.

Japanese Indexing and Pensions Summit

Continuing its participation in 2001 and 2002 in the summit series organized by U.S.-based Information Management Network, Inc., Mitsui Asset sent a speaker to the Japanese Indexing and Pensions Summit, held in Tokyo in 2003. The theme for the session by our representative was cash-balanced plans, an approach that is attracting attention in the domestic pension market. Our specialist used examples to describe the impact pension liabilities can have on fund management and presented valuable solutions to investment issues. Clients and industry representatives gave high praise for the practical insights and timely nature of our session.



Framework for Trust Asset Management Business



Plan
Do
See
Asset Management Department
Investment Planning Dept.
Planning Group
Business plans
Product plans
Information Systems Group
Pension Fund Investment Dept. (Portfolio managers)
Public Pension Fund Investment Dept. (Portfolio managers)
Public Fund Investment Dept. (Portfolio managers)
Investment Advisory Dept. (Portfolio managers)
Investment Strategy Group
Equity Dept.
Analysts Group
Japanese Equity Group
Japanese Fixed Income Group
Fixed Income Investment Dept.
Global Equity Group
Global Fixed Income Group
Quantitative Investment Dept.
Investment Engineering Group
Global Equity Group
Global Fixed Income Group
Trading Group
Investment Risk Management Dept.
Risk management
Monitoring
Compliance

External Environment, Clients' Needs	Business Actions, Services
1 Clients seek highly precise, low-cost services.	**A Promote wider implementation of straight through processing (STP) in business activities through aggressive use of information technology (IT), and improve efficiency in business activities by utilizing merits of scale.**
2 The market demands greater asset management efficiency.	**B Reduce cost risk on asset administration through such means as transition management services.**
3 Interest is up for services with higher quality and higher-value-added features.	**C Reinforce services to provide information.**
4 Risk management practices are more important.	**D Maintain strict internal controls and establish systems for external audits.**

○ Overview of Asset Administration Business

Asset administration and asset management are complementary sides of the same business coin in that fund administrators are charged with the basic elements of asset maintenance, including custody, settlement, accounting and record-keeping, for the various assets designated for investment by fund managers. In addition to extremely precise data processing, this side of business increasingly requires swift and accurate approaches to the globalization of fund management and the reform of the domestic securities settlement system, higher-quality services, including securities lending and transition management, and sophisticated information services, such as the integrated presentation of administration results.

○ Strategies: Tie-Ups with Domestic and Overseas Trust Banks

To respond quickly to changes in the financial environment, Mitsui Asset aggressively utilizes IT, promotes the use of STP* in its businesses and strives to enrich the transmission of information services.

In domestic asset administration, Mitsui Asset is in the midst of transferring its asset administration function to Japan Trustee Services Bank, while in international asset administration, the Bank is concentrating custody of foreign securities at State Street Bank and Trust Co., one of the world's leading global custodians.

Through these measures, Mitsui Asset will strive to heighten its profile as a provider of high-quality, high-value-added services and enhance its price competitiveness through the merits of scale.

***Straight Through Processing in Operations**
STP is a system whereby all processes, from trade agreements to settlement, are executed without human interference. STP is vital to asset administration not only because it facilitates large-volume processing as well as accuracy and efficiency in operations but also because it expedites the global administration of funds.

○ Topics

High-Level Information Includes Universe Comparison Service

For asset administration clients, particularly pension funds, Mitsui Asset is offering master record-keeping services. These services not only attend to the collection, integration and processing of fund management data from several asset administrators but also provide timely and integrated online access to data concerning investment status and performance evaluations. They also provide reports useful to risk management.

Mitsui Asset has won a solid reputation for providing integrated data for entire corporate groups and information that transcends the borders of employee pension funds, tax-qualified pension funds, retirement benefit trusts and other systems.

The Universe Comparison Service*, introduced in August 2002, complements the provision of integrated data. This high-value-added service pinpoints the relative performance of one pension fund against other pension funds in a fixed universe, according to several classifications, including pension systems, such as employee pension funds and tax-qualified pension funds, or by the scale of invested assets.

*Universe Comparison Service
To build a universe information database, Mitsui Asset has joined Sumitomo Trust, Resona Trust, Japan Trustee Services Bank and Trust & Custody Services Bank, Ltd., in running the Japan Pension Universe Comparison Service Association.

○ Mitsui Asset's Master Record-Keeping Service


Resona Trust
Sumitomo Trust
Other trust banks
Life insurers
Fund management data
Mitsui Asset
Partial outsourcing*
Japan Trustee Services Bank
Integrated data report
Universe evaluation report
Clients
Online reference possible
Profitability and balance data
Universe evaluation data
Sumitomo Trust, Resona Trust (Japan Trustee Services Bank)
Trust & Custody Services Bank
Profitability and balance data
Japan Pension Universe Comparison Service Association
Mitsui Asset, Sumitomo Trust, Resona Trust, Japan Trustee Services Bank, Trust & Custody Services Bank

*Outsourced activities are the collection and processing of basic data as well as disclosure of accounts.

Transition Management Service Lowers Costs, Risks

The costs and risks that arise in the course of transferring assets when a new trustee is assigned for fund management or when allocation of assets is changed can exert a major impact on fund performance. To address this situation, in February 2003 Mitsui Asset consolidated processes for asset transition and introduced the Transition Management Service, which formulates the most ideal transition proposal and ensures its efficient execution.

○ Transition Management


Fund management institution A
Fund management institution B
Fund management institution C
Fund management institution X
Fund management institution Y
Fund management institution Z
Client
Transition Manager (Mitsui Asset)
Explain pre- and post-transition processes to client
Explain pre- and post-transition processes to fund managers, obtain investment lists
Discuss procedures, communicate with securities firms
Verify content in pre- and post-transition reports
Manage cash flow
Handle custody and settlement of assets
Securities Firms
Analyze pre- and post-transition processes
Propose execution strategies
Implement investments
Prepare pre- and post-transition reports

Strict Internal Controls, Outside Audits

Mitsui Asset maintains an internal control section independent from administrative processing sections and has implemented risk assessment based on risk management policies and monitoring by designated executives.

In fiscal 1999, the former Chuo Trust and Mitsui Trust marked a milestone in the domestic trust bank community with the implementation of external audits under a periodic audit format conforming to the U.S. audit standard SAS 70. Mitsui Asset upholds these qualifications to reinforce the integrity and transparency of its asset administration activities, while advocating external financial auditing for jointly operated corporate pension funds.

In addition, Mitsui Asset is building a structure to monitor the activities of Japan Trustee Services Bank, to which assets under administration are gradually being reentrusted.

External Environment, Clients' Needs	Business Actions, Services
1 ***The retirement benefits system is characterized*** **by reforms triggered by the enactment of the Defined Contribution Pension Law and the Defined Benefit Corporate Pension Law, and the introduction of a gross payment system, paralleling revision of the Employees' Pension Insurance Law.**	**A** ***Present high-quality pension system management*** **services.**
2 There is greater job mobility.	**B Extend comprehensive advice on retirement benefit systems.**
3 A prolonged slump in the fund management environment is leading to a wider selection in the design of retirement benefit systems and a pressing need for the restructuring of such systems.	**C Offer high-level risk hedging and administrative tools, such as balance sheet-style pension asset-liability management (ALM), cash balance plans and combined defined contribution pension plans.**

○ Comprehensive Consulting Services

With such developments as the introduction of retirement benefit accounting and the enactment of the Defined Contribution Pension Law and the Defined Benefit Corporate Pension Law, corporate executives are prioritizing ways to hedge the risks connected with retirement benefit obligations.

The diverse and complex issues involved in controlling the risks on retirement benefit systems demand sweeping measures covering a range of topics, from retirement benefit obligations and the design of retirement benefit schemes to asset management.

With extensive capabilities in regard to tax-qualified pension plans and employee pension plan funds, Mitsui Asset offers a full line of services that parallels a range of topics on retirement benefit systems, from the introduction of such systems and respective maintenance, to fund management and administration, and further to the calculation of retirement benefit obligations and pension ALM analysis.

Mitsui Asset will continue to refine its talents in the corporate pension business and undertake system administration matched to the personnel and financial strategies of its clients.

○ Solutions to Pension Problems


(Balance Sheet)
Mirroring financial strategies
Pension asset accumulation
Early formation of reserves
Establishment of retirement benefit trusts (pension assets)
● Hedge risks in pension asset management and improve fund performance
(Manage structure and risk budgeting)
Strategies for each fund, each company
● Estimate pension benefit obligation
□ Shrink pension benefit obligation
(Restructure retirement benefit scheme)
Match to personnel strategy
□ Improve projected accuracy in determining pension benefit
(Enhance ability to plan ↔ Restrict fluctuations)
Mirroring financial strategies

■ Pension system problems and asset administration problems are part of retirement benefit obligation problems.
■ The formation of an investment policy and system design matched to personnel and financial strategies is indispensable.

○ Overall Control of Retirement Benefit System


Conduct consultations tracing back to source of problem
Consolidate all components, respond with full-line services
Personnel strategy
Scheme design
Control of retirement benefit obligation
Financial strategy
Asset management policy

○ Topics

Response to Defined Benefit Corporate Pension Plan

In line with the April 2002 enactment of the Defined Benefit Corporate Pension Law, two new corporate pension schemes (contract-style pension plans and fund-style pension plans) were added to the two existing schemes (tax-qualified pension funds and employee pension funds).

While contract-style and fund-style defined benefit corporate pensions force companies to maintain a certain level of reserves in the interest of safeguarding beneficiary rights, they also grant companies a wider selection of options as far as funds are concerned, including cash-balanced plans.

Employee pension funds are a portion of the nation's employee welfare pension programs that corporate pension funds manage on behalf of the government, theoretically creating the merit of scale. Unfortunately, pension funds have incurred losses, paralleling the poor investment environment over the last few years, and companies have been burdened by the resulting reserve shortages. From October 2003, companies will be able to return the portion handled on behalf of the government to the government and convert the amount to a defined benefit corporate pension, which is not managed on behalf of the government.

Entrusted to handle many retirement benefit schemes on behalf of its corporate clients, Mitsui Asset has accumulated real results and considerable experience. A solid foundation for providing exceptional services has been established with complementary building blocks—specialists, even in the operation of new pension schemes, computer systems and system administration capabilities—to arrange the best mix of products and services for each client's retirement benefit needs.

Actions for Defined Contribution Pension Plans

Mitsui Asset has benefited from two moves originally realized by Chuo Mitsui: the timely formation of an in-house project team to focus on defined contribution plans as well as the establishment of the Defined Contribution Pension Plan Department, following the October 2001 enactment of the Defined Contribution Pension Law. The project team and the department make Mitsui Asset a pioneer in the field and underscore the provision of leading-edge services.

Mitsui Asset is working to forge the all-encompassing structure of a pension trust organization that boasts a full line of services, from the verification of existing retirement benefit systems and advice on the design and implementation of defined contribution plans to such service-related matters as record-keeping, asset administration, fund management products and investment education.

With resourceful approaches, Mitsui Asset has developed client-specific schemes, including Japan's first combined defined contribution pension plan, that have attracted a wide range of clients, from medium-sized to large corporations, and produced some of the highest results in the industry.

Mitsui Asset's Pension Trust Products and Services

- Employee pension fund trusts
- Tax-qualified pension fund trusts
- National pension fund trusts
- Contract-style corporate pension plans
- Fund-style corporate pension plans
- Non-tax-qualified pension fund trusts
- Specified money trusts for pension plans
- Lead-manager services
  - Actuarial calculations
  - Participant/beneficiary management
  - Fund management underwriting
- Retirement benefit obligation accounting
- Retirement benefit trusts
- Financial accounting standards (FAS) accounting
- Pension ALM
- Designated pension actuary services
- Benefit-specific funds
- Defined contribution pension plan services
  - Administration management services
  - Asset administration
  - Participant training
  - Fund management products

Financial Section

Operating Environment

The consolidated fiscal period ended March 31, 2003—fiscal 2002—was characterized by positive developments as well as challenges at home and abroad.

On the international economic front, the United States continued to show gradual improvement in business conditions into the first half of fiscal 2002. Beginning in the autumn, however, major issues, such as heightened tension over the situation in Iraq and the unfolding Enron fiasco, which precipitated distrust of corporate accounting, sapped economic strength. The U.S. slowdown seemed to have a corollary effect on the European economy, which displayed parallel signs of weakening. In comparison, the Asian economy, hinging on the People's Republic of China, maintained a brisk expansion pace.

In Japan, early 2002 looked promising, as good economic conditions abroad lifted exports and progress in inventory adjustments prompted a rebound in domestic production. Persistent pressure on disposable income, however, and a tougher employment environment squeezed consumer spending, preventing Japan from experiencing a full-fledged economic recovery. Growth in exports began to falter in the autumn, triggered by economic deceleration in the United States, and business conditions leveled off as 2003 rolled around.

In the domestic finance industry, interest rates tumbled to new lows, reflecting persistent measures by the Bank of Japan to quantitatively relax restrictions. Of note, the long-term interest rate dropped suddenly in early 2003, and the yield on 10-year bonds hit an all-time low, settling into the 0.6% range. The Nikkei Stock Average dropped below 8,000 in March, marking the lowest level since the collapse of Japan's economic bubble. In the foreign exchange market, the yen gradually appreciated against the U.S. dollar, rising from within the 130 range at the start of 2002 and hovering around 120 from mid-year onward.

In this economic and financial environment, Mitsui Trust Financial Group endeavored to respond more accurately to clients' needs. To this end, the Group shifted into a client-specific business structure through the March 2002 transfer of Chuo Mitsui's pension and securities trust businesses to Mitsui Asset.

Fiscal 2002 was thus characterized by efforts to utilize this new structure in building "a corporate group that meets clients' expectations and contributes widely to society with the efficient and highly transparent management of a financial organization distinguished by its provision of high-level financial products and services hinging on trust banking." All members of the Group, from employees to directors, are united in their efforts to realize maximum service value from the Group and improved value for shareholders.

Consolidated Fiscal 2002 Performance

As of March 31, 2003, the balance of deposits was ¥8,672.2 billion, up 12.0%; loans and bills discounted fell 2.9%, to ¥7,200.3 billion; and investment securities decreased 5.9%, to ¥3,232.5 billion.

Total assets settled at ¥12.4 trillion, down 6.7%. Total shareholders' equity amounted to ¥251.6 billion, sliding 49.3%.

On the profit-and-loss front, total income declined 7.3%, to ¥501.5 billion. Total expenses tumbled 43.5%, to ¥541.2 billion. As a result, Mitsui Trust Holdings showed a loss before income taxes and minority interests of ¥39.6 billion, an improvement on the loss of ¥417.1 billion recorded in fiscal 2001; a net loss of ¥96.7 billion, compared with ¥277.9 billion a year earlier; and net loss per share of common stock of ¥125.31, compared with ¥350.50.

These losses, which are considerably less than in fiscal 2001, are principally owing to Chuo Mitsui's continued disposal of non-performing assets and clearing of unrealized losses on stockholdings. Both burdens, however, were less onerous than in the previous period.

The consolidated capital adequacy ratio, calculated according to domestic criteria, dropped to 7.50%, from 10.59%, owing to the decrease in net worth of capital.

Segment Information by Business Type

The trust-banking business generated ordinary income of ¥443.8 billion and ordinary expenses of ¥478.8 billion, leading to a recurring loss of ¥35.0 billion. Other finance-related operations produced ordinary income of ¥70.7 billion and ordinary expenses of ¥60.0 billion, for recurring profit of ¥10.6 billion.

Cash Flows

Net cash used in operating activities reached ¥354.0 billion, a turnaround from ¥531.8 billion in net cash provided by operating activities in fiscal 2001, largely owing to a net decrease in call money and bills sold.

Net cash used in investing activities amounted to ¥27.2 billion, compared with ¥512.0 billion in net cash provided by investing activities in fiscal 2001, chiefly owing to an increase in purchases of investment securities.

Net cash used in financing activities came to ¥37.3 billion, a reversal from ¥40.6 billion in net cash provided by financing activities in fiscal 2001, primarily reflecting payment of subordinated borrowings.

Cash and cash equivalents at the end of the year thus stood at ¥832.0 billion, down from ¥1,250.7 billion a year earlier.

Non-Consolidated Fiscal 2002 Performance

Total assets amounted to ¥892.4 billion, following the inclusion of investments in subsidiaries' stocks and bonds, and long-term loans to a subsidiary. Net assets per share came to ¥101.14, on total shareholders' equity of ¥520.2 billion.

Income before income taxes settled at ¥9.8 billion, primarily owing to gain on sales of securities, fees and commissions received from subsidiaries, and interest income on loans to subsidiaries. Net income was ¥8.2 billion, for basic net income per share of common stock of ¥3.60.

Dividends

Reflecting its public duty as a financial institution, Mitsui Trust Holdings adheres to basic policy on dividends that is underscored by an unwavering perspective on sound management. Therefore, the Company strives to expand retained earnings while paying stable dividends to shareholders.

Seeking to sustain corporate stability, Mitsui Trust Holdings was compelled to refrain from paying dividends on common stock.

Dividends on preferred stock were as follows: ¥40.00 per share for class I preferred; ¥14.40 for class II preferred; and ¥20.00 per share for class III preferred.

Mitsui Trust Financial Group Risk Management System

Basic Risk Management Policies

Progress in financial liberalization and internationalization, as well as advances in IT, have accorded financial institutions greater opportunities for business expansion. These opportunities, however, are tempered by risks that are more diverse and more complex than ever before.

Fully aware of the social responsibility and public mission that is incumbent upon a financial institution, Mitsui Trust Financial Group has established basic risk management policies. To be precise, the Group assumes risk only within its strategic objectives and risk-hedging capabilities, based on suitable risk management, to secure appropriate returns in relation to the various risks inherent in such investments and thereby further enhance performance.

Function of Mitsui Trust Holdings

One of the most vital functions carried out by Mitsui Trust Holdings is its supervision of risk management and internal control for Mitsui Trust Financial Group. The Board of Directors at Mitsui Trust Holdings formulated Rules for Risk Management and established a basic agenda for risk management activities within the Group.

As described in the following sections, the subsidiary trust banks each undertake appropriate risk management geared to their respective risk conditions, while Mitsui Trust Holdings monitors risk management efforts within the Group and guides subsidiary trust banks in, for example, deriving suitable returns and revising risk management systems. The Company also formulates compliance policy for the Group, establishes, revises or abolishes basic rules, instructs subsidiary trust banks to implement necessary compliance-related changes and tracks the status of compliance management and execution.

Internal audits are executed at each subsidiary trust bank, and a system is in place for Mitsui Trust Holdings to issue pertinent instructions to the subsidiary trust banks on issues that have an impact on the operations of the Group as a whole, based on reports from the subsidiary banks regarding audit results, the status of improvements and other data.

Outline of Mitsui Trust Holdings' Risk Management and Compliance Structure


Board of Directors
Audits
Board of Corporate Auditors
Formulation of basic Group policy
Supervision and instruction
Set agenda for discussion
Reports
Management Meeting
Audits
Corporate Auditors
Supervision and instruction
Set agenda for discussion
Reports
Internal Risk Control Dept. (Supervisory Unit)
Internal audits
Internal Audit Dept.
Supervision and instruction on basic Group policy
Discussion and reports
Chuo Mitsui
Mitsui Asset

Chuo Mitsui Risk Management System

Risk Management Structure

The Board of Directors at Chuo Mitsui drafted Rules for Risk Management, based on the risk management direction outlined by Mitsui Trust Holdings. These rules set out the Bank's fundamental policy on risk management, including the types of risk requiring attention, the techniques applied to hedge risk, and the structure and authority for risk control. They also detail the content of specific standards and regulations in each area.

Chuo Mitsui has identified six major risks: credit risk,

market risk, liquidity risk, operational risk, system risk and legal risk. The Corporate Risk Management Department supervises all risk management efforts, but individual departments are assigned to each risk category for strict control of the risks specific to each area. The Bank also seeks to effectively contain other risks, such as reputational risk.

On the organizational front, the Internal Control Executive Committee, which falls under the authority of the Board of Directors, discusses risk management policies prior to implementation and determines risk status. The Asset–Liability Management (ALM) Executive Committee, also responsible to the Board of Directors, works toward a healthier business foundation by pinpointing asset-and-liability status and reviewing investment operations and other issues pertaining to assets and liabilities.

In addition, the Corporate Risk Management Department, which monitors all risk at the Bank, supervises internal controls and risk management activities and serves as the secretariat for the Board of Directors and the Internal Control Executive Committee. This department also engages in ALM-related controls and analysis.

Credit Risk Management

Credit risk is the potential for the value of assets, including off-balance-sheet assets, to shrink or disappear altogether in the event a borrower's financial conditions deteriorate and thereby burden a financial institution with losses. Chuo Mitsui strives to maintain asset quality and avert the unpredictable development of nonperforming assets by strengthening its credit risk management capabilities. The Bank utilizes the following systems and processes.

Basic Policy

Chuo Mitsui drafted Rules for Credit Risk Management for blanket control of the credit risk that influences several credit-related business areas, including loans, market transactions and off-balance-sheet trading. The Bank also designated the Loan Planning Department as the supervisory unit for all credit risk, including that shouldered by consolidated subsidiaries. This department keeps close contact with credit-related departments and consistently works to sustain and further reinforce credit risk capabilities.

Management Techniques

Chuo Mitsui performs a review of all corporate borrowers using a 13-level credit rating system pegged to self-assessments. The credit ratings thus determined are used to quantify credit risk in internal credit-risk models and evaluations of corporate borrowers.

On a monthly basis, the Corporate Risk Management Department checks that Chuo Mitsui is working within the total credit risk established and allocated by Mitsui Trust Holdings as an upper limit on the credit risk assumed by the Bank. Rules are also applied to eliminate credit concentration, thereby removing any excess concentration of credit extended to borrowers in specific industries or corporate groups. Credit status is checked each month.

The Loan Planning Department monitors credit risk amounts and credit balances by industry and credit rating, and provides management with regular updates on portfolio status.

From the standpoint of securing an appropriate level of return on investments, Chuo Mitsui aims to derive higher profit on lending activities. To this end, the Bank introduced the Loan Rating System, which accords each loan a rating that corresponds to the respective degree of inherent risk, based on the credit ratings of each borrower, and the Standard Interest Rate System, which sets an interest rate level consistent with the credit risk for each loan rating.

Strict Transaction Control

Credit Supervision Departments, which function independently from business promotion departments, carefully monitor and control the credit risk on each transaction under respective departmental authority. A multifaceted perspective is applied, one that stresses fund application, repayment capability and cash flow, as well as collateral status and corporate client profitability. For major loan assessments, the advisability of lending arrangements is presented to the Credit Appraisal Committee, where each transaction and the primary objectives of the loan are discussed at the executive level.

Mid-Level Controls through Self-Assessment

With regard to securing quality assets, Chuo Mitsui performs a two-stage self-assessment based on Rules for

Self-Assessment. In the first stage, staffed branches, for example, conduct their own evaluations, and in the second stage credit supervision departments execute inspections. Self-assessment not only forms the foundation of accurate financial statements but also functions as a mid-level management tool to swiftly pinpoint borrower-specific problems.

When a borrower's credit is in question, the Bank implements strict controls under the guidance of the Credit Management Department, based on Rules for Non-Performing Assets.

Independent Unit Facilitates Double-Check System

The Asset Quality Audit Department is separate from business and accounting departments and independently confirms the status of credit controls, asset assessments, and write-offs and related reserves. This department checks that credit risk management is being properly executed by auditing credit risk management conditions, including the credit rating system, and by verifying the appropriateness of write-offs and reserves as well as the accuracy of credit risk management activities through, for example, an examination of the process and the results of self-assessments. The department submits reports on the results of its audits to the Board of Directors.

Improving Basic Supervisory Capabilities

The processes outlined above allow us to take credit risk management to a higher level. To raise the precision of first-stage assessments, which are undertaken on a daily basis, we regularly put loan officers from staffed branches through graded training. We also organize analytical seminars for credit-related departments to foster insight into the causes of bankruptcies and delayed payments that turn loans into non-performing assets. The results of analyses are applied to lending operations.

Market Risk Management

Market risk is the possibility that the value of assets and liabilities will fluctuate with changing interest rates, foreign exchange rates, the price of marketable securities, and other market factors, and thereby cause losses.

Market Risk Management Structure

Front offices execute market-related transactions, while back offices confirm the content of these transactions and middle offices control market risk. Each office category is independent of the others, creating a cross-check structure. At Chuo Mitsui, the Corporate Risk Management Department functions as a bankwide middle office, monitoring all market risks and providing daily reports to management. This department is also responsible for preparing proposals and supervising market analysis operations that improve market risk management skills at the Bank.

Management Techniques

The method used by Chuo Mitsui to measure market risk utilizes value at risk (VaR), which assumes the maximum amount exposed to potential loss is 1% of the total. VaR is calculated using the Monte Carlo simulation technique, which is based on an analysis of major historical market data.

At Chuo Mitsui, market risk is contained within a boundary defined by the Bank's risk-hedging capabilities. In addition, the Corporate Risk Management Department controls market risk by ensuring that overall risk levels remain within established parameters and by reporting conditions to the assigned director on a daily basis.

The measure of market risk is comprehensive, covering foreign exchange, interest rates and other trading business transactions as well as the market risks that impact on crossholdings, bond portfolios and other banking business investments.

The Bank maintains a structure that averts potential risk before it becomes obvious. Alarm points and loss limits have been set to prevent the expansion of losses following a bad turn in market trading, and the Corporate Risk Management Department tracks profits and losses.

Cementing its position on strict risk-controlling practices, Chuo Mitsui also executes stress tests, which assume radical price swings that have actually occurred in the market over the past 13 years, and uses the results as a guideline for establishing risk limits. As a supplementary measure, the Bank performs back tests, which compare VaR against actual losses, to ascertain the validity of VaR-based risk measurements.

An example of back testing on trading transactions follows.

VaR trading transactions in fiscal 2002 moved within a range of roughly ¥30 million to ¥370 million, and out of 246 business days, daily losses exceeded the VaR on one occasion. The Bank's VaR assumes a loss of 1%, and the results for fiscal 2002 show that the Bank's VaR calculation model is sufficiently accurate to predict market risk.

Comparison of VaR and Actual Profit/Loss
(Millions of yen)


Actual Profit/ Loss
200
150
100
50
0
-50
-100
-150
-200
0
100
200
300
400
VaR

VaR calculation assumptions: Duration: 1 day
Assumed rate of loss: 1%
Measurement technique: Monte Carlo simulation

Time frame: April 2002–March 2003 (246 business days)

Liquidity Risk Management

Liquidity risk is twofold. In a cash flow sense, liquidity risk bears the potential for losses when a financial institution is unable to secure necessary funds, owing to a poor financial position, or when a financial institution is forced to acquire funds at blatantly higher interest rates than usual. In a market sense, liquidity risk may precipitate losses when market turmoil impedes a financial institution's ability to complete transactions, or compels a financial institution to fulfill transactions at prices noticeably more disadvantageous than usual.

On the cash flow front, Chuo Mitsui establishes guidelines, particularly for cash gaps, and monitors adherence to these standards to control liquidity risk. The Bank also facilitates flexible, bankwide responses through the preparation of contingency plans, which orchestrate measures to be invoked in times of emergency. The Bank further ensures the accurate identification of cash flow risk conditions by allowing the Corporate Risk Management Department to handle risk management for the Treasury Department, which is responsible for controlling cash flow risk.

On the market front, trading amounts are assigned for each type of transaction, based on such factors as market scale and the Bank's strategic objectives. The Corporate Risk Management Department monitors compliance conditions to keep amounts within the assigned limits.

ALM Structure and Administration

Diversification and further sophistication of financial products, mirrored by financial liberalization and internationalization, have prompted yearly changes and greater complexity in the balance-sheet composition of financial institutions. The introduction of current-value accounting has heightened the already complicated impact of fluctuating interest rates, foreign exchange rates, stock prices and other influences on profitability and other performance indicators. The new accounting standard underlines the vital importance of ensuring steadily higher returns while controlling risks through appropriate ALM administration.

Chuo Mitsui works to pinpoint and analyze risks through VaR, BPV and other ALM techniques for both on-balance-sheet and off-balance-sheet transactions, including bankwide deposits, derivatives and marketable securities. This effort contributes to more efficient management of balance-sheet risks.

The ALM Executive Council meets regularly to discuss risk management policy for market transactions, especially bonds, based on such issues as financial and economic forecasts and analytical results on risk conditions. The council strives to promote flexible management geared to market trends.

Operational Risk Management

Operational risk is the danger of losses arising from an accident, management error or dishonest actions by executives or staff. The scope of Chuo Mitsui's operations goes beyond regular banking operations and encompasses a range of businesses that includes real estate business and stock transfer agency services. Consequently, the Operations Administration Department and each operating department are required to ascertain, control and terminate operational risks in each business area.

Chuo Mitsui applies two methods to restrict operational risk. First, the Bank formulates suitable rules to preclude potential risks and ensures compliance of these rules. Second, the Bank clarifies ways to tackle risk—should it emerge—and maintains a system for monitoring and reporting the appearance of risk. The Corporate Risk Management Department functions as the supervisory unit for regulating bankwide rules and ensuring suitable risk management.

To make the risk management structure more efficient, Chuo Mitsui collects and stores loss data and has also introduced a framework for evaluating and analyzing the status of risk management efforts, based on operational risk conditions in each area of business.

System Risk Management

System risk carries the potential for losses caused by a system failure, such as a computer crash or incorrect operation of electronic equipment, by illegal access to the Bank's computers, and by the destruction or unauthorized disclosure of privileged information. Advances in IT have made computer systems increasingly indispensable in the provision of high-level services, but this progress brings a certain vulnerability to operations and thus requires financial institutions to be vigilant in anticipating and dispersing such risk.

Chuo Mitsui has established rules and structures in various regulations, including a Security Policy, which outlines measures for properly handling and protecting systems and information.

The Bank maintains a backup center and has formulated various methods to safeguard its systems against breakdowns and interruptions caused by natural disasters. Efforts include storing important data at a secondary location, installing duplicate communication lines and ensuring a constant flow of electricity to the computer center with an on-site power facility. Contingency plans and other precautionary measures are also in place to facilitate swift and accurate responses in the event of a catastrophe. Drills are run on a regular basis.

Chuo Mitsui makes some of its financial services available through the Internet and therefore utilizes firewalls and other high-level network technologies, such as encryption, to block unauthorized access to in-house systems from outside.

Legal Risk and Reputational Risk

Legal risk can precipitate losses if the legal aspects of transactions cannot be settled or if compliance is incomplete. Chuo Mitsui assigned the Legal Department as the supervisory unit for managing legal risk and ensuring that laws and other mandatory controls are upheld. Inspections by the Legal Department clarify reporting and processing rules for dealing with complaints and incidents to eliminate legal risk. Furthermore, the Bank works to foster a corporate atmosphere conducive to compliance and undertakes various measures to this end, including distribution of a compliance manual to directors and regular staff.

Reputational risk is the possibility that unfavorable evaluations will contribute to losses. To mitigate such risk, Chuo Mitsui is reinforcing the transparency of its operations with better IR activities, including information meetings and comprehensive disclosure documents that update investors with pertinent news.

The Bank has established conduits for two-way communication, at branch counters and through the Customer Service Office, that enable clients to voice grievances and obtain suitable responses. The end result will be enhanced services for clients.

Internal Auditing

The Internal Audit Department, which is independent of actual operating departments, and the Inspection Department undertake internal audits of all relevant head office divisions, staffed branches and affiliated companies, to verify the suitability and effectiveness of the risk management system, particularly the internal control structure.

The results of internal audits are reported to the Board of Directors and the Internal Control Executive Council on a regular basis. In addition, a system is in place for instructing an operating unit to implement corrective measures, should problems appear in the internal control structure of that unit.

Outline of Chuo Mitsui's Risk Management and Compliance Structure



Mitsui Trust Holdings
Supervision and instruction on basic Group policy
Discussion and reports
Board of Directors: Formulates risk management policy based on strategic objectives through identification of business direction and strategic objectives and recognition of risk status and characteristics
Audits
Board of Corporate Auditors
Corporate Auditors
Reports
Supervision and instruction
Set agenda for discussion
Reports
Formulation of basic policy
Supervision and instruction
Set agenda for discussion
Reports
Asset Quality Audit Dept.
Credit Appraisal Committee: Discusses individual lending conditions
Management Meeting
ALM
Internal Control
Audits
Rules for Asset Assessment and auditing rules related to asset assessment
Reports
Credit risk management for individual transactions
Rules for Risk Management
Rules of Compliance
Reports
Credit control, asset assessment and write-off and reserve audits
Result of asset assessment and write-offs and reserves
Corporate Risk Management Dept.: Supervises internal management and risk management
Legal Dept.: Supervises legal and other compliance behavior
Internal audits
Internal audits of compliance status
Corporate Planning Dept.
Overall credit risk management
Internal audits
Rules for Internal Audits and others
Internal Audit Dept.
Inspection Dept.
Management and processing of write-offs and reserves
Loan Planning Dept.
Supervision of asset assessment
Operations Administration Dept.
Headquarters departments
Systems Planning Dept.
Internal audits of risk management status
Internal audits
Credit risk
Market risk
Liquidity risk
Market liquidity risk
Funding risk
Operational risk
System risk
Compliance
Department and branch compliance officers
Internal audits

Mitsui Asset Risk Management System

Risk Management Structure

Mitsui Asset is a trust bank specializing in pension and securities trust businesses. Guided by the risk management direction outlined by Mitsui Trust Holdings, the Bank follows a basic policy that emphasizes appropriate control of risk and suitable returns commensurate with inherent risk.

Mitsui Asset's core operations are trust asset management and administration as well as pension and securities trust businesses. The Bank is duly aware of its obligations and responsibilities as a trustee and executes risk management reflecting the size and characteristics of each risk.

Rules for Risk Management, drafted by the Board of Directors, establishes the Bank's fundamental policy on risk management, including the types of risk requiring attention, the techniques applied to hedge risk, and control and administration structures, and detail the content of specific standards and regulations in each area.

On the organizational front, the Executive Committee, which falls under the authority of the Board of Directors, discusses risk management policies prior to implementation, determines the status of all risks and works toward a healthier business foundation.

The Corporate Risk Management Department supervises all risk management efforts, but individual departments are assigned to each risk category for strict control of the risks specific to each area.

Risk Management Status

Mitsui Asset is working to establish and perfect a risk management structure that conforms to the risk management structure of Chuo Mitsui while reflecting the characteristics of the Bank's own operations, with a focus on operational risk, system risk and legal risk.

In regard to credit risk, market risk and liquidity risk, the Bank's policy is, in principle, to refrain from lending and thereby minimize its risk-taking position. The extent of risk management activities therefore mirrors this limited exposure.

Mitsui Asset seeks to effectively contain other risks, such as reputational risk.

The burden of credit risk, market risk and liquidity risk management for the Bank's core trust businesses essentially lies with the beneficiaries. The Bank takes the view, however, that a trustee should accept a certain degree of responsibility and therefore carries out adequate risk management.

Trust operations are divided broadly into two categories: designated trusts, which are trusts for which the Bank, in its capacity as trustee, holds discretionary rights for the management of assets, and specified trusts, for which the Bank does not hold such rights. Risk management is conducted for each category.

For designated trusts, Mitsui Asset manages entrusted funds in accordance with contract conditions, such as designated investment targets and preferred asset composition. The Bank also sets clear internal standards for exercising discretionary rights granted by clients and manages respective assets within these established parameters.

For specified trusts, the Bank conducts a trustee examination, similar to that for designated trusts, at the time a new contract is formed. The compatibility of the request to the Bank's capabilities is confirmed and procedural strategy is checked.

Auditing and Inspection

The Corporate Risk Management Department at Mitsui Asset supervises compliance and risk management, but the Internal Audit Department executes internal audits to determine the status of compliance and risk management systems and validates the suitability and effectiveness of the overall internal control structure. The Internal Audit Department audits operations, inspects administrative processes and strives to set up efficient auditing systems that take the type and degree of risk into account.

Mitsui Asset executes accounting audits based on the Commercial Code through auditing corporations as well as statement audits on pension investment fund trusts through external auditing corporations. The Bank undergoes SAS 70 audits, acquires ISO 9002 certification, and submits to inspections on the status of conformity to the global investment performance standard (IPS). Through these efforts, the Bank shows a resolute commitment to upholding strict internal controls that translates into greater client confidence.

○ Outline of Mitsui Asset's Risk Management and Compliance Structure



Mitsui Trust Holdings
Supervision and instruction on basic Group policy
Discussion and reports
Board of Directors: Formulates risk management policy based on strategic objectives through identification of business direction and strategic objectives and recognition of risk status and characteristics
Audits
Board of Corporate Auditors
Corporate Auditors
Formulation of basic policy
Supervision and instruction
Set agenda for discussion
Reports
Audits
Management Meeting: Discusses internal management, risk management and compliance issues
Reports
Rules of Compliance, Rules for Risk Management
Internal audits
Corporate Risk Management Dept.: Supervises internal management, risk management and compliance
Inspections of compliance and risk management status
Headquarters departments
System Integration Dept.
Internal audits
Rules for Internal Audits and others
Internal Audit Dept.
Operational risk
System risk
Credit risk
Market risk
Liquidity risk
Compliance
Internal audits
Department and branch compliance officers

Compliance

Mitsui Trust Financial Group Perspective

Trust banks accept funds from people and organizations and in turn facilitate a steady flow of funds for various financial purposes that ultimately benefit the economy. Striving to demonstrate their trust function in satisfying diverse market needs, trust banks shoulder a social responsibility and a public mission to contribute to the development of the national economy.

Unfolding liberalization, deregulation and other finance-related developments, however, require all financial institutions to uphold the principle of self-responsibility in conducting business. Consequently, efforts to comply with prevailing laws and ordinances and establish a structure that ensures compliance have assumed paramount importance.

Against this backdrop, financial institutions are expected to operate as private corporations, with their social obligations evolving onto a higher plane. Fulfillment of this dual designation is a vital prerequisite in securing the unwavering trust of clients and society as a whole.

Sound and appropriate management is indispensable in the effort to sustain and further elevate the level of trust accorded to us by the market. Such management status is grounded in the principle of self-responsibility, which demands rigorous self-discipline. From this perspective, compliance is one of the most important management issues at Mitsui Trust Financial Group and one that the Group will continue to uphold.

Strictly speaking, compliance means rigid observance of laws and ordinances, but a broader perspective embraces social criteria as well. For the Group, trust is its biggest asset. Therefore, achieving compliance is a foregone conclusion, and executives and employees alike must conscientiously incorporate compliance into their daily routines.

Function of Mitsui Trust Holdings

The Internal Risk Control Department is the supervisory unit for compliance at Mitsui Trust Holdings. The Department promotes various measures to ascertain compliance status for Mitsui Trust Financial Group. These measures include Rules of Compliance, which establish a basic policy on business ethics and provide guidelines governing the conduct of employees, Rules for Compliance Management, which set criteria related to compliance conditions at the Bank, and the Compliance Manual, a detailed handbook.

Compliance at Chuo Mitsui

Supervision of compliance status at Chuo Mitsui is the responsibility of the Legal Department, which promotes measures to reinforce the compliance structure based on Group policy. For example, the Bank encourages all employees, including executives, to read and fully understand the Rules of Compliance and the Compliance Manual, which is updated as necessary.

Chuo Mitsui also outlines bankwide schemes under its Compliance Program, a concrete action agenda that is complemented by the independently designed plans of staffed branches and head office departments to ensure the highest level of compliance.

Compliance at Mitsui Asset

The Corporate Risk Management Department has been designated as the supervisory unit for compliance at Mitsui Asset. In line with Group policy, compliance methods mirror those described above for Chuo Mitsui, but the measures used to improve compliance status are fine tuned to the characteristics of the Mitsui Asset's own focus on pension and securities trust businesses.

Trust Account and Banking Account

Trust banks keep two types of account: the banking account, which is the institution's own; and the trust account, which is the account of beneficiaries. Trust banks have a number of trust accounts, reflecting the fact that they must separately administer the assets of each trust contract. In principle, details of individual accounts are disclosed only to trustors or beneficiaries. Nevertheless, the total balances of money and pension trusts are recorded in the trust account's aggregate balance sheet. The main assets and liabilities of the trust account with principal guarantee agreement are also disclosed.

Although trust assets nominally belong to trust banks, in fact they belong to the beneficiaries. The institutions therefore receive trust fees for managing these accounts. After deductions for fees and expenses, the profits generated with these accounts all become trust assets.

Trust fees represent one source of income in the banking account. In other words, the banking account income statement reflects both earnings from banking operations and from trust operations.

The Concept of Net Operating Profit *(Gyomu Juneki)*

To calculate core profits—excluding items outside core operations, such as stock earnings and losses and write-offs of non-performing assets—we calculate the net operating profit by selecting only those items that express the earnings from core operations from within the income statement.

Net operating profit is calculated by subtracting the general and administrative expenses and the transfer to the general reserve for possible loan losses from gross operating profit. Gross operating profit comprises:

- Net interest income (such as from deposits, loans and marketable securities);
- Net fees and commissions (trust fees, and fees and commissions);
- Net trading gains (earnings from trading purpose transactions); and
- Net other operating income (such as earnings from foreign exchange and bond trading).

Net Operating Profit at Trust Banks

In addition to net operating profit, trust banks disclose net operating profit before trust account write-offs. With trust banks, the net operating profit calculated according to the formula mentioned above does not adequately reflect the profitability of core operations. Trust fees, which are part of business profit, are calculated after subtracting loan write-offs in the trust account. Therefore, net operating profit is smaller than a trust bank's actual profitability in core operations.

To adjust for this difference and more accurately reflect the profitability of core operations, trust banks calculate net operating profit before trust account write-offs. This allows a comparison with other banks according to net operating profit.

The effective net operating profit is calculated by adding back the transfer to general reserve for possible loan losses from net operating profit before trust account write-offs. The purpose of this calculation is to show the trend of a bank's earning power by eliminating all credit costs including transfers to general reserves.

• The Relationship between Ordinary Income and Net Operating Profit


Gross ordinary income (A)
Trust fees
Interest income
Fees and commissions
Trading gains
Other operating income
Other income
①


Ordinary expenses (B)
Interest expense
Fees and commissions
Trading losses
Other operating expenses
General and administrative expenses
Other expenses
②

Ordinary income
This is calculated by deducting ordinary expenses (B) from gross ordinary income (A).
Gross operating profit
The amount remaining after subtracting the highlighted areas in box ② from *those in box ① is nearly equal to gross operating profit.*
Net operating profit
This results from subtracting general and administrative expenses and the transfer to general reserve for possible loan losses from gross operating profit. The transfer to the general reserve for possible loan losses is part of other expenses.

Note: General and administrative expenses in the calculation of ordinary income include retirement payments and transfers and reimbursements to retirement reserves. The general and administrative expenses in the calculation of net operating profit only include the transfer to retirement reserves.

• Sample Calculation of Net Operating Profit before Trust Account Write-Offs

Net operating profit other than for trust fees	Trust fees before loan write-offs	
Net operating profit other than for trust fees (a)	Trust fees (b)	Loan write-offs in the trust account (c)
150	70	30
Net operating profit (a+b)		
220		
Net operating profit before trust account write-offs (a+b+c)		
250		

Consolidated Balance Sheets

Mitsui Trust Holdings, Inc., and Consolidated Subsidiaries
As of March 31, 2003 and 2002

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2003	2002	2003
ASSETS			
Cash and cash equivalents	¥ 832,071	¥ 1,250,731	$ 6,922,391
Due from banks other than due from the Bank of Japan	58,913	70,342	490,130
Call loans and bills bought	—	96	—
Receivables under resale agreements	24,999	5,003	207,982
Receivables under securities borrowing transactions (Note 3)	10,564	—	87,886
Trading assets	13,165	12,186	109,533
Investment securities (Note 4)	3,232,584	3,436,926	26,893,379
Money held in trust (Note 5)	70,921	83,928	590,032
Loans and bills discounted (Notes 6 and 10)	7,200,393	7,416,077	59,903,437
Foreign exchanges (Note 7)	4,978	4,855	41,418
Other assets (Notes 3 and 8)	359,075	299,746	2,987,314
Premises and equipment (Note 9)	254,250	275,968	2,115,227
Deferred tax assets (Note 27)	347,169	390,276	2,888,266
Customers' liabilities for acceptances and guarantees (Note 11)	220,208	306,927	1,832,020
Allowance for possible loan losses	(151,274)	(180,230)	(1,258,523)
Total	¥12,478,021	¥13,372,836	$103,810,497
LIABILITIES AND SHAREHOLDERS' EQUITY			
Liabilities:			
Deposits (Note 12)	¥ 8,672,254	¥ 7,742,467	$ 72,148,540
Call money and bills sold	300,000	586,500	2,495,840
Payables under repurchase agreements	99,999	—	831,945
Payables under securities lending transactions (Note 3)	194,245	—	1,616,018
Trading liabilities	8,933	5,775	74,325
Borrowed money (Note 13)	509,343	434,810	4,237,470
Foreign exchanges (Note 7)	25	27	208
Subordinated bonds	138,826	123,130	1,154,960
Bonds with warrants (Note 14)	3,206	19,383	26,672
Payables to trust account	1,864,795	3,085,291	15,514,105
Other liabilities (Notes 3 and 15)	105,390	482,999	876,794
Reserve for bonus payment	3,407	4,080	28,351
Reserve for retirement benefits (Note 16)	1,727	8,645	14,374
Reserve for possible losses on collateralized real estate loans sold to CCPC	4,389	7,167	36,520
Deferred tax liabilities	2,521	654	20,980
Deferred tax liabilities for land revaluation excess	—	3,193	—
Acceptances and guarantees (Note 11)	220,208	306,927	1,832,020
Total liabilities	12,129,277	12,811,054	100,909,129
Minority interests	97,118	65,600	807,972
Shareholders' equity (Note 18):			
Common stock (Note 19):			
Authorized: 4,068,332 thousand shares			
Issued: 818,865 thousand shares in 2003 and 818,795 thousand shares in 2002	43,967	43,928	365,782
Preferred stock (Note 19):			
Authorized: 284,675 thousand shares			
Issued: 270,156 thousand shares in 2003 and 2002	216,125	216,125	1,798,044
Capital surplus	227,350	358,960	1,891,433
Accumulated deficit	(85,676)	(124,455)	(712,782)
Land revaluation difference	(3,028)	4,939	(25,193)
Net unrealized (losses) gains on available-for-sale securities	(145,337)	472	(1,209,127)
Foreign currency translation adjustments	(868)	(972)	(7,223)
Treasury stock—at cost			
4,431,486 shares in 2003 and 12,353,318 shares in 2002	(906)	(2,815)	(7,538)
Total shareholders' equity	251,626	496,181	2,093,395
Total	¥12,478,021	¥13,372,836	$103,810,497

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

Mitsui Trust Holdings, Inc., and Consolidated Subsidiaries
Years ended March 31, 2003 and 2002

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2003	2002	2003
Income:			
Interest income:			
Interest on loans and bills discounted	**¥119,652**	¥ 129,089	**$ 995,444**
Interest and dividends on securities	**41,874**	60,823	**348,375**
Interest on call loans and bills bought	**295**	202	**2,461**
Other interest income (Note 20)	**1,243**	2,668	**10,342**
Trust fees (Note 21)	**100,627**	104,118	**837,164**
Fees and commissions	**56,325**	57,686	**468,595**
Trading gains	**738**	645	**6,144**
Other operating income (Note 22)	**78,795**	53,807	**655,536**
Other income (Note 23)	**101,992**	131,861	**848,520**
Total income	**501,544**	540,903	**4,172,586**
Expenses:			
Interest expense:			
Interest on deposits	**30,397**	37,660	**252,887**
Interest on borrowings, call money and bills sold	**11,944**	13,117	**99,373**
Other interest expense (Note 24)	**23,131**	46,002	**192,443**
Fees and commissions	**5,419**	6,861	**45,089**
Trading losses	**3**	223	**30**
Other operating expenses (Note 25)	**1,057**	2,309	**8,801**
General and administrative expenses	**159,520**	172,967	**1,327,127**
Other expenses (Note 26)	**309,743**	678,910	**2,576,900**
Total expenses	**541,218**	958,053	**4,502,653**
Loss before income taxes and minority interests	**39,673**	417,149	**330,066**
Income taxes (Note 27):			
Current	**7,872**	11,145	**65,493**
Deferred	**45,553**	(150,992)	**378,977**
Minority interests in net income	**3,611**	599	**30,043**
Net loss	**¥ 96,710**	¥ 277,902	**$ 804,581**

	Yen		U.S. dollars (Note 1)
	2003	2002	2003
Per share of common stock (Note 31):			
Net loss	**¥125.31**	¥350.50	**$1.04**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

Mitsui Trust Holdings, Inc., and Consolidated Subsidiaries
Years ended March 31, 2003 and 2002

	Thousands		Millions of yen						
	Issued number of shares of common stock	Issued number of shares of preferred stock	Capital stock	Capital surplus	Accumulated deficit	Land revaluation difference	Net unrealized (losses) gains on available-for-sale securities	Foreign currency translation adjustments	Treasury stock
Balance, April 1, 2001	818,698	270,156	¥260,000	¥358,906	¥157,939	¥ 5,225	¥ —	¥ 228	¥ (5)
Net loss					(277,902)				
Cash dividends					(4,665)				
Reversal of land revaluation excess					453	(275)			
Change in the normal effective statutory tax rate						(10)			
Increase from change in share ownership ratio of consolidated subsidiaries					772				
Adjustment of earned surplus for previously consolidated subsidiaries					(1,053)				
Net unrealized gains on available-for-sale securities, less applicable tax							472		
Changes in foreign currency translation								(1,201)	
Increase in treasury stock (12,323 thousand shares)									(2,810)
Conversion of convertible bonds	97		53	53					
Balance, March 31, 2002	818,795	270,156	¥260,053	¥358,960	¥(124,455)	¥ 4,939	¥472	¥ (972)	¥(2,815)
Net loss					(96,710)				
Cash dividends					(7,294)				
Reversal of land revaluation difference					11,161	(7,967)			
Reduction of legal capital surplus				(131,648)	131,648				
Net unrealized losses on available-for-sale securities, less applicable tax							(145,809)		
Changes in foreign currency translation								104	
Decrease in treasury stock (7,921 thousand shares)					(24)				1,909
Exercise of warrants	69		38	38					
Balance, March 31, 2003	**818,864**	**270,156**	**¥260,092**	**¥227,350**	**¥ (85,676)**	**¥(3,028)**	**¥(145,337)**	**¥ (868)**	**¥ (906)**

	Thousands of U.S. dollars (Note 1)						
	Capital stock	Capital surplus	Accumulated deficit	Land revaluation difference	Net unrealized (losses) gains on available-for-sale securities	Foreign currency translation adjustments	Treasury stock
Balance, April 1, 2002	$2,163,507	$2,986,360	$(1,035,408)	$ 41,090	$ 3,933	$(8,094)	$(23,424)
Net loss			(804,581)				
Cash dividends			(60,687)				
Reversal of land revaluation difference			92,855	(66,284)			
Reduction of legal capital surplus		(1,095,247)	1,095,247				
Net unrealized losses on available-for-sale securities, less applicable tax					(1,213,060)		
Changes in foreign currency translation						870	
Decrease in treasury stock			(208)				15,886
Exercise of warrants	320	320					
Balance, March 31, 2003	**$2,163,826**	**$1,891,433**	**$ (712,782)**	**$(25,193)**	**$(1,209,127)**	**$(7,223)**	**$ (7,538)**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Mitsui Trust Holdings, Inc., and Consolidated Subsidiaries
Years ended March 31, 2003 and 2002

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2003	2002	2003
Operating activities:			
Loss before income taxes and minority interests	¥ (39,673)	¥ (417,149)	$ (330,066)
Adjustments for:			
Income taxes paid	(12,038)	(4,573)	(100,153)
Depreciation and amortization	56,020	50,842	466,063
Amortization of consolidation differences	—	98	—
Equity in losses of associated companies	504	—	4,195
(Decrease) increase in allowance for possible loan losses	(23,943)	41,936	(199,199)
Decrease in reserve for possible losses on collateralized real estate loans sold to CCPC	(2,777)	(1,578)	(23,108)
(Decrease) increase in reserve for bonus payment	(672)	4,152	(5,597)
Increase (decrease) in reserve for retirement benefits	50,672	(2,193)	421,571
Decrease in reserve for possible foreign exchange loss on trust account investments	—	(26,760)	—
Net loss on investment securities	4,836	320,319	40,236
Gain on money held in trust	(1,274)	(457)	(10,606)
Foreign exchange loss (gain)—net	13,921	(20,443)	115,822
Net loss on disposals of premises and equipment	854	3,304	7,108
Change in assets and liabilities:			
Increase in trading assets	(979)	(4,420)	(8,149)
Increase in trading liabilities	3,158	568	26,279
Decrease in loans and bills discounted	214,733	312,269	1,786,466
Increase (decrease) in deposits	929,786	(121,489)	7,735,332
Increase (decrease) in borrowed money (excluding subordinated borrowings)	132,533	(24,465)	1,102,609
Decrease in due from banks (excluding cash equivalents)	11,428	256,652	95,082
(Increase) decrease in call loans and bills bought	(19,899)	175,164	(165,556)
Decrease in receivables under securities borrowing transactions	(4,594)	(5,970)	(38,219)
(Decrease) increase in call money and bills sold	(186,500)	534,988	(1,551,582)
(Decrease) increase in payables under securities lending transactions	(53,117)	247,362	(441,907)
(Increase) decrease in foreign exchanges (assets)	(123)	8,529	(1,024)
Decrease in foreign exchanges (liabilities)	(2)	(26)	(21)
Decrease in payables to trust account	(1,220,496)	(831,773)	(10,153,879)
Other—net	(206,387)	36,922	(1,717,037)
Net cash (used in) provided by operating activities	(354,029)	531,809	(2,945,339)
Investing activities:			
Purchases of investment securities	(9,164,642)	(3,276,648)	(76,244,942)
Proceeds from sales of investment securities	7,161,408	2,273,666	59,579,108
Proceeds from redemption of investment securities	1,976,997	1,539,248	16,447,568
Increase in money held in trust	(4,216)	(2,512)	(35,077)
Decrease in money held in trust	18,341	17,251	152,591
Purchases of premises and equipment	(39,546)	(46,406)	(329,009)
Proceeds from sales of premises and equipment	24,427	15,030	203,221
Payment for purchase of stocks of subsidiaries (affecting the scope of consolidation)	—	(7,572)	—
Net cash (used in) provided by investing activities	(27,230)	512,056	(226,539)
Financing activities:			
Payment of subordinated borrowings	(58,000)	—	(482,529)
Payment of subordinated bonds and convertible bonds	—	(11,984)	—
Issuance of common stock	30,000	57,100	249,584
Dividends paid	(7,294)	(4,665)	(60,687)
Dividends paid for minority interests	(1,769)	(8)	(14,723)
Payment for purchase of treasury stock	(7,386)	—	(61,447)
Proceeds from sales of treasury stock	7,061	202	58,745
Net cash (used in) provided by financing activities	(37,389)	40,643	(311,058)
Foreign currency translation adjustments on cash and cash equivalents	(11)	351	(92)
Net (decrease) increase in cash and cash equivalents	(418,660)	1,084,861	(3,483,029)
Cash and cash equivalents, beginning of year	1,250,731	173,369	10,405,420
Cash and cash equivalents of previously consolidated subsidiaries, beginning of year	—	(7,499)	—
Cash and cash equivalents, end of year	¥ 832,071	¥ 1,250,731	$ 6,922,391

Additional Cash Flow Information

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2003	2002	2003
Non-cash investing and financing activities:			
Capital stock increased by exercise of warrants	¥ 38	¥ 430	$ 320
Capital surplus increased by exercise of warrants	38	430	320
Bonds with warrants decreased by exercise of warrants	¥ 77	¥ 860	$ 640
Change in bonds with warrants for standard bonds	16,100	—	133,943
Decrease in capital surplus and accumulated deficit by reduction of legal capital surplus	131,648	—	1,095,246
Decrease in loans by debt equity swap	1,080	—	8,985
Decrease in allowance for possible loan losses by debt equity swap	129	—	1,076
Increase in securities by debt equity swap	950	—	7,908
Increase in assets and liabilities due to consolidation of subsidiaries previously unconsolidated:			
Assets (primarily investment securities and loans)	¥ —	¥32,699	$ —
Liabilities (primarily call money)	—	22,314	—

See Notes to Consolidated Financial Statements.

1. *Basis of Presentation of Consolidated Financial Statements*

The accompanying consolidated financial statements (banking account) have been prepared from the accounts maintained by Mitsui Trust Holdings, Inc. ("Mitsui Trust Holdings"), and its consolidated subsidiaries (together, the "Mitsui Trust Financial Group") in accordance with accounting principles and practices generally accepted in Japan, and certain accounting and disclosure rules under the Securities and Exchange Law of Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards. The consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to Mitsui Trust Holdings' consolidated financial statements issued domestically in order to present them in a form that is more familiar to readers outside Japan.

In 2001, the Chuo Mitsui Trust and Banking Company, Limited ("Chuo Mitsui"), purchased all shares of Mitsui Asset Trust and Banking Co., Ltd. ("Mitsui Asset"), from a Japanese commercial bank, which became a wholly owned subsidiary of Chuo Mitsui. The business combination was accounted for as a purchase.

In February 2002, Chuo Mitsui established Mitsui Trust Holdings by way of stock transfers and became a wholly owned subsidiary of Mitsui Trust Holdings. The formation of Mitsui Trust Holdings was accounted for using the pooling-of-interests method in accordance with "Accounting for the Consolidation of the Holding Company Established by Stock Exchange or Stock Transfers," issued by the Japanese Institute of Certified Public Accountants (the "JICPA" Accounting Committee Research Report No. 6). Mitsui Trust Holdings then purchased all of the Mitsui Asset shares from Chuo Mitsui, thus completing a series of business reorganization activities resulting in Chuo Mitsui and Mitsui Asset becoming wholly owned subsidiaries of Mitsui Trust holdings.

There are no accounting requirements to restate the consolidated financial statements for prior periods under Japanese Generally Accepted Accounting Principles (GAAP), however, in accordance with the JICPA Accounting Committee Research Report No. 6, consolidated financial statements for the fiscal year ended March 31, 2002, are presented, assuming Mitsui Trust Holdings had existed as of April 1, 2001.

Japanese yen figures less than a million yen are rounded down to the nearest million yen, except for per share data.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which Mitsui Trust Holdings is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥120.20 to US$1, the approximate rate of exchange at March 31, 2003. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

Certain reclassifications and rearrangements have been made in the 2002 consolidated financial statements to conform to classifications and presentations used in 2003.

2. *Summary of Significant Accounting Policies*

a. Consolidation

The consolidated financial statements as of March 31, 2003 and 2002, include the accounts of Mitsui Trust Holdings and its significant 23 subsidiaries.

Under the control or influence concept, those companies in which the parent company, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which the Mitsui Trust Financial Group has the ability to exercise significant influence are accounted for by the equity method.

Japan Trusty Services Bank, Ltd., and Japan Trusty Information Systems, Ltd., were acquired in September 2002 and became associated companies. Investments in two (nil in 2002) associated companies are accounted for by the equity method.

The consolidated financial statements do not include the accounts of Chuo Mitsui Create Co., Ltd. (a Japanese corporation), and 15 other subsidiaries in 2003 and 2002, because their combined total assets, total income, net income and retained earnings would not have had a material effect on the consolidated financial statements.

Investments in these unconsolidated subsidiaries are stated at cost. If the equity method of accounting had been applied to the investment in these companies, the effect on the accompanying consolidated financial statements would not be material.

Prior to April 1, 1999, the excess of cost of Mitsui Trust Holdings' investments in consolidated subsidiaries and associated companies accounted for by the equity method over its equity in the net assets at the respective dates of acquisition, is charged to income as incurred.

Effective April 1, 1999, the excess of the cost of an acquisition over the fair value of the net assets of the acquired subsidiary at the date of acquisition is charged to income as incurred.

All significant intercompany transactions, balances and unrealized profits have been eliminated in consolidation.

b. Cash and Cash Equivalents
Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include amounts due from the Bank of Japan.

c. Mark-to-Market Accounting for Trading Purpose Transactions
Transactions for trading purposes (that is, transactions which seek to capture gains arising from short-term changes in interest rates, currency exchange rates or market prices of securities and other market-related indices or from gaps among markets) are included in trading assets and trading liabilities on a trade date basis. Trading securities and monetary claims purchased for trading purposes recorded in these accounts are stated at market value and trading-related financial derivatives are at the amounts that would be settled if they were terminated at the end of the fiscal year.

d. Translation of Foreign Currency Accounts
Mitsui Trust Holdings' consolidated banking subsidiaries, Chuo Mitsui and Mitsui Asset, maintain their accounting records in Japanese yen. Assets and liabilities denominated in foreign currencies are translated into Japanese yen using the exchange rate prevailing at each balance sheet date, except for certain accounts translated at historical rates.

In the previous fiscal year, Chuo Mitsui and Mitsui Asset had adopted the Industry Audit Committee Report No. 20, "Tentative Accounting and Auditing Treatments for Foreign Currency Transactions for Banks" issued by the JICPA on November 14, 2000. Since the current fiscal year, however, Chuo Mitsui and Mitsui Asset have adopted the Industry Audit Committee Report No. 25, "Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in the Banking Industry" issued by the JICPA on July 29, 2002.

In the current fiscal year, as Chuo Mitsui and Mitsui Asset have adopted the transitional applications described in the Industry Audit Committee Report No. 25, "fund swap transactions," "currency swap transactions" and "treatment of internal contract method and intercompany transactions" are accounted for in the same method as before. The translation difference of forward exchange transactions and other relevant transactions are presented with the net balance of the related asset or liability.

For fund swap transactions of Chuo Mitsui and Mitsui Asset, based on the transitional measures of JICPA Industry Audit Committee Report No. 25, the amounts on the balance sheet are net yen conversions of the principal equivalents of assets and liabilities using the fiscal-year-end exchange rate. Differences between spot and forward rates in fund swap transactions are recorded in interest income or expenses on an accrual basis for the period from the settlement date of spot foreign exchange to the settlement date of forward foreign exchange. Therefore, accrued interest income or expenses are recognized at fiscal year-end.

Fund swap transactions are foreign exchange swaps, and consist of spot foreign exchange either bought or sold and forward foreign exchange either sold or bought. Such transactions are contracted for the purpose of funds lending or borrowing in a different currency. Fund swap transactions are used to convert the principal equivalent amount into spot foreign exchange bought or sold with regard to the corresponding funds borrowing or lending. Also, such transactions convert the corresponding principal equivalents and foreign currency equivalents to pay and receive, whose amounts and due dates are predetermined at the time of the transactions, into forward foreign exchange either bought or sold.

For currency swap transactions which are for the purpose of fund borrowing/lending in different currencies and for which spot/forward are flat type, which means that paying or receiving amounts at the time of the currency swap contract are equal to receiving or paying amounts at the currency swap maturity dates and the swap rate applied to principal and interest is the current market rate (including the currency swap transactions for which the principal amount of one counterparty is revised in order to reflect each exchange rate at interest payment dates and which are judged as spot/forward flat type for each interest payment date), based on transitional measure of JICPA Industry Audit Committee Report No. 25, the amounts on the balance sheet are net positions of financial asset and liability equivalents translated by using the fiscal-year-end exchange rate. The equivalent amounts of interest to exchange are recorded in interest income or expenses on an accrual basis for the corresponding contract period. Therefore, accrued interest income or expenses are recognized at fiscal year-end.

Foreign currency assets and liabilities of other consolidated subsidiaries are principally translated into yen equivalents at the exchange rates prevailing at the fiscal year-end of each company.

e. Investment Securities
Marketable and investment securities are classified and accounted for, depending on management's intent, as follows: i) Trading securities, which are held for the purpose of earning capital gains in the near term are reported at fair value, and the related unrealized gains and losses are included in earnings;

ii) held-to-maturity debt securities, which are expected to be held to maturity with the positive intent and ability to hold to maturity, are reported at amortized cost; and iii) available-for-sale securities, which are not classified as either of the aforementioned securities, are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average method.

For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

f. Derivative and Hedging Activities

Derivative financial instruments are classified and accounted for as follows: i) All derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the consolidated statements of operations; and ii) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transactions.

g. Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed by the declining-balance method, while the straight-line method is applied to buildings acquired after April 1, 1998. The range of useful lives is from 10 to 50 years for buildings, and from three to eight years for equipment, furniture and fixtures.

h. Software

The purchased software costs are amortized over the estimated useful lives of the software (principally five years).

i. Land Revaluation

Under the new Law of Land Revaluation, promulgated on March 31, 1998, and revised on March 31, 1999 and 2001, the Mitsui Trust Banking and Company, Limited, elected the one-time revaluation for its own-use land to a value based on real estate appraisal information as of March 31, 1998.

Continuous readjustment is not permitted unless the land value subsequently declines significantly such that the amount of the decline in value should be removed from the land revaluation difference account and related deferred tax liabilities. The details of the one-time revaluation as of March 31, 2003 and 2002, are as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Land before revaluation	**¥95,941**	¥ 93,159	**$798,183**
Land after revaluation	**92,913**	101,292	**772,989**
Land revaluation difference	**(3,028)**	8,132	**(25,193)**
(Net of income taxes)	**—**	(4,939)	**—**

As of March 31, 2003 and 2002, the carrying amount of the land after the above one-time revaluation exceeded the market value by ¥7,761 million ($64,569 thousand) and ¥6,481 million, respectively.

j. Stock and Bond Issue Expenses

Stock and bond issue expenses are being amortized over three years and the annual amortization is presented in other expenses in the consolidated statements of operations.

k. Allowance for Possible Loan Losses

Allowance for possible loan losses of Chuo Mitsui and Mitsui Asset are maintained in accordance with internally established standards for self-assessment write-offs and reserves for loan losses.

1) For loans extended to debtors that are legally bankrupt, such as debtors under bankruptcy and special liquidation proceedings ("legally bankrupt"), and to debtors that are in substantially similarly adverse condition ("virtually bankrupt"), reserves are maintained at 100% of amounts of claims net of expected amounts recoverable from the disposal of collateral and/or the amounts recoverable under guarantees.

2) For loans extended to debtors that have not yet gone legally or formally bankrupt but that are likely to become bankrupt ("likely to become bankrupt"), reserves are maintained at amounts deemed necessary to absorb losses on the amount of claims less expected amounts recoverable form the disposal of collateral and/or the amounts recoverable under guarantees, based on the overall assessment of debtors' repayment ability.

For loans of large debtors that are likely to become bankrupt and to be closely watched for which future cash flows could be reasonably estimated, a reserve is provided for the difference between the present value of expected future cash flows discounted at the contracted interest rate and the carrying value of the claim.

3) For loans extended to other debtors judged to be legally bankrupt, virtually bankrupt and likely to become bankrupt, as mentioned above, reserves are maintained at rates derived from historical loan loss experiences, etc.

4) Allowance for possible loan losses to restructuring countries is maintained in order to cover possible losses based on the political and economic climates of the countries.

All claims are assessed by the operating sections and each Credit Supervision Department based on the internal rules for self-assessment on asset quality. Subsequently, the Asset Quality Audit Department, which is independent from the operating sections, reviews these self-assessments, and the reserves are provided based on the results of the self-assessments.

With respect to loans with collateral and/or guarantees extended to borrowers in bankruptcy or borrowers virtually in bankruptcy, the unrecoverable amount is estimated by deducting from the loan amount the realizable value of collateral or the amount likely to be recovered based on guarantees. The outstanding amount thus determined is then directly written off from the loan amount as the unrecoverable amount. Such loans totaled ¥407,130 million ($3,387,111 thousand) and ¥514,651 million as of March 31, 2003 and 2002, respectively.

Other consolidated subsidiaries provide for "allowance for possible loan losses" based on the past experience and management's assessment of the loan portfolio.

l. Reserve for Bonus Payment

Reserve for bonus payment is provided for the payment of employees' bonuses based on estimated amounts of the future payments attributed to the current fiscal year.

m. Reserve for Retirement Benefits and Pension Plans

Mitsui Trust Holdings and its principal domestic subsidiaries have defined benefit plans (employee pension fund plans and tax qualified pension plans) and lump-sum severance indemnity plans.

Effective April 1, 2000, Mitsui Trust Holdings and its domestic consolidated subsidiaries adopted a new accounting standard for employees' retirement benefits and accounted for the liability for retirement benefits based on the projected benefit obligations and plan assets at the consolidated balance sheet date.

The unrecognized transitional obligation of ¥57,093 million ($474,989 thousand), determined as of the beginning of the year, is being amortized over five years, and the annual amortization is presented in other expenses in the consolidated statements of operations.

n. Reserve for Possible Losses on Collateralized Real Estate Loans Sold to CCPC

The reserve for possible losses on loans collateralized by real estate sold to the Cooperative Credit Purchasing Company ("CCPC") is provided at an amount deemed necessary to cover possible losses based on the estimated fair value of real estate. In accordance with the terms of the loans collateralized by real estate sales contracts, Chuo Mitsui is required to cover certain portions of losses incurred, as defined in the contract, when CCPC disposes of real estate in satisfaction of the related debt.

o. Appropriations of Retained Earnings

Appropriations of retained earnings are reflected in the consolidated financial statements for the following year upon shareholders' approval.

p. Income Taxes

The provision for income taxes is computed based on the pretax income included in the consolidated statements of operations. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

q. Leases

All leases are accounted for as operating leases. In accordance with Japanese accounting standards for leases, finance leases that do not transfer ownership of the leased property to the lessee are permitted to be accounted for as operating leases if certain "as if capitalized" information is disclosed in the notes to the lessee's consolidated financial statements.

r. Cash Dividends

Interim dividends may be paid after the end of the semiannual period, by resolution of the Board of Directors, while year-end dividends are authorized after the close of each period to which they relate and are reflected in the consolidated statements of shareholders' equity when duly declared and paid.

s. Per Share Information

Effective April 1, 2002, the Company adopted a new accounting standard for earnings per share of common stock issued by the Accounting Standards Board of Japan. Under the new standard, basic net income per share is computed by dividing net income available to common shareholders, which is more precisely computed than under previous practices, by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share reflects the potential dilution that could occur if securities were exercised or converted into common stock. Diluted net income per share of common stock assumes full conversion of the outstanding convertible notes and bonds at the beginning of the year (or at the time of issuance) with an applicable adjustment for related interest expense, net of tax, and full exercise of outstanding warrants.

Basic net income per share for the years ended March 31, 2003 and 2002, is computed in accordance with the new standard.

Diluted net income per share is not disclosed because of Mitsui Trust Holdings' net loss position.

Cash dividends per share presented in the accompanying consolidated statements of operations are dividends applicable to the respective years, including dividends to be paid after the end of the year.

3. Accounting Change

a. Prior to April 1, 2002, the total amounts of trust costs were recorded on an accrual basis. Effective April 1, 2002, the consolidated banking subsidiaries changed their method of accounting for trust cost relative to individual pension or security trust agreements to charge to income for the corresponding year when they receive the trust fee income. The effects of this change were to decrease loss before income taxes and minority interests by ¥2,003 million ($16,665 thousand) for the year ended March 31, 2003.

b. Effective April 1, 2002, a consolidated banking subsidiary changed its accounting treatment for securities lending/borrowing transactions in accordance with "Practical Guidelines for Financial Instruments Accounting" (JICPA Accounting Committee Report No. 14). The effects of this change were to decrease other assets by ¥10,564 million ($87,886 thousand) and other liabilities by ¥194,245 million ($1,616,018 thousand), and equivalently increase receivables under securities borrowing transactions and payables under securities lending transactions for the year ended March 31, 2003, respectively.

4. Investment Securities

Investment securities as of March 31, 2003 and 2002, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Government bonds	**¥1,662,682**	¥1,270,269	**$13,832,636**
Municipal bonds	**19,182**	70,803	**159,585**
Corporate bonds	**261,228**	167,044	**2,173,282**
Stocks	**884,979**	1,345,880	**7,362,561**
Other securities	**404,510**	582,928	**3,365,312**
Total	**¥3,232,584**	¥3,436,926	**$26,893,379**

Information regarding each category of the securities classified as trading, available-for-sale and held-to-maturity as of March 31, 2003 and 2002, was as follows:

	Millions of yen			
March 31, 2003	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Trading				**¥ 2,102**
Available-for-sale:				
Equity securities	**¥ 940,912**	**¥23,506**	**¥178,670**	**785,748**
Debt securities	**1,947,147**	**18,074**	**5,091**	**1,960,129**
Other	**260,097**	**1,557**	**4,185**	**257,470**
Held-to-maturity	**13,841**	**45**	**2**	**13,884**

	Millions of yen			
March 31, 2002	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Trading				¥ 5,065
Available-for-sale:				
Equity securities	¥1,291,632	¥72,071	¥66,902	1,296,801
Debt securities	1,489,816	9,426	4,037	1,495,205
Other	327,616	1,359	12,417	316,558
Held-to-maturity	12,911	6	61	12,855

	Thousands of U.S. dollars			
March 31, 2003	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Trading				**$ 17,493**
Available-for-sale:				
Equity securities	**$ 7,827,888**	**$195,562**	**$1,486,443**	**6,537,007**
Debt securities	**16,199,227**	**150,366**	**42,356**	**16,307,237**
Other	**2,163,876**	**12,956**	**34,817**	**2,142,015**
Held-to-maturity	**115,156**	**379**	**24**	**115,510**

Note: Values in the balance sheets reflect fair market values calculated by using the average market prices during the final month of the fiscal period for Japanese stocks and securities investment trusts, and by using the market prices at the end of the fiscal period for securities other than Japanese stocks and securities investment trusts.

Available-for-sale securities whose fair value is not readily determinable as of March 31, 2003 and 2002, were mainly as follows:

	Carrying amount		
	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Available-for-sale:			
Unlisted stocks	**¥ 99,187**	¥48,958	**$ 825,186**
Unlisted securities	**67,232**	24,742	**559,341**
Subscription certificates	**11,979**	5,647	**99,660**
Total	**¥178,399**	¥79,349	**$1,484,188**

Proceeds from sales of available-for-sale securities for the years ended March 31, 2003 and 2002, were ¥7,169,747 million ($59,648,478 thousand) and ¥2,337,789 million. Gross realized gains and losses on these sales, computed on the moving-average basis, were ¥100,079 million ($832,608 thousand) and ¥46,867 million ($389,910 thousand), respectively, for the year ended March 31, 2003, and ¥49,930 million and ¥225,775 million, respectively, for the year ended March 31, 2002.

The carrying values of debt securities by contractual maturities for securities classified as available-for-sale and held-to-maturity as of March 31, 2003 and 2002, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Due in one year or less	**¥ 503,605**	¥ 82,643	**$ 4,189,729**
Due after one year through five years	**150,398**	484,773	**1,251,232**
Due after five years through ten years	**1,238,651**	946,854	**10,304,922**
Due after ten years	**259,392**	168,058	**2,158,005**
Total	**¥2,152,047**	¥1,682,330	**$17,903,890**

Corporate stocks in unconsolidated subsidiaries and associated companies totaled ¥16,926 million ($140,815 thousand) and ¥2,923 million as of March 31, 2003 and 2002, respectively.

5. *Money Held in Trust*

Classification of money held in trust as of March 31, 2003 and 2002, was as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Money held in trust for trading purposes:			
Consolidated balance sheet amount	**¥61,747**	¥73,954	**$513,702**
Valuation losses included in loss before income taxes and minority interests	**(0)**	(1,217)	**(2)**

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Other money held in trust:			
Cost	**¥5,857**	¥6,500	**$48,733**
Consolidated balance sheet amount	**9,174**	9,973	**76,329**
Valuation differences	**3,317**	3,473	**27,595**
Gains	**3,317**	3,473	**27,595**

6. *Loans and Bills Discounted*

Loans and bills discounted as of March 31, 2003 and 2002, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Bills discounted	**¥ 36,405**	¥ 48,592	**$ 302,877**
Loans on notes	**1,406,361**	1,786,597	**11,700,175**
Loans on deeds	**5,041,489**	4,656,700	**41,942,508**
Overdrafts	**716,136**	924,185	**5,957,876**
Total	**¥7,200,393**	¥7,416,077	**$59,903,437**

Nonaccrual Loans

Loans to borrowers in bankruptcy are included in loans and bills discounted, and totaled ¥26,567 million ($221,025 thousand) and ¥36,953 million as of March 31, 2003 and 2002, respectively.

Loans are generally placed on nonaccrual status when substantial doubt is judged to exist as to ultimate collectibility of either principal or interest if they are past due for a certain period or for other reasons.

Loans to borrowers in bankruptcy represent nonaccrual loans, after the partial charge-off of claims deemed uncollectible, to debtors who are legally bankrupt as defined in article 96, paragraph 1, subparagraphs 3 and 4 of Enforcement Ordinance for the Corporation Tax Law.

Past due loans are included in loans and bills discounted, and totaled ¥230,976 million ($1,921,605 thousand) and ¥337,880 million as of March 31, 2003 and 2002, respectively.

Past due loans are nonaccrual loans other than loans to borrowers in bankruptcy and loans for which interest payment is deferred in order to assist the debtor's financial recovery from financial difficulties.

Accruing Loans Contractually Past Due Three Months or More

Accruing loans contractually past due three months or more are included in loans and bills discounted, and totaled ¥1,156 million ($9,622 thousand) and ¥1,519 million as of March 31, 2003 and 2002, respectively. Loans classified as loans to borrowers in bankruptcy or past due loans are excluded.

Restructured Loans

Restructured loans are included in loans and bills discounted, and totaled ¥358,457 million ($2,982,178 thousand) and ¥452,895 million as of March 31, 2003 and 2002, respectively. Such restructured loans are loans on which Chuo Mitsui granted concessions (for example reduction of the face amount or maturity amount of the debt or accrued interest) to debtors in financial difficulties to assist them in their financial recovery and eventually enable them to pay their creditors.

Loans classified as loans to borrowers in bankruptcy or past due loans or accruing loans contractually past due three months or more are excluded.

Nonaccrual loans, loans accrued contractually past due three months or more and restructured loans totaled ¥617,158 million ($5,134,432 thousand) and ¥829,248 million as of March 31, 2003 and 2002, respectively.

These amounts of claim above as of March 31, 2003 and 2002, are those before the reserve for possible loan losses is deducted.

Bills discounted are accounted for as secured lending transactions in conformity with the Industry Audit Committee Report No. 24 "Treatment of Accounting and Auditing Concerning Accounting for Financial Products in the Banking Industry" issued by the JICPA on February 13, 2002. Bills discounted by Chuo Mitsui are permitted to be sold or pledged.

7. Foreign Exchanges

Foreign exchanges as of March 31, 2003 and 2002, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Assets:			
Due from foreign banks	**¥4,978**	¥4,855	**$41,418**
Total	**¥4,978**	¥4,855	**$41,418**
Liabilities:			
Due to foreign banks	**¥ 24**	¥ 22	**$ 200**
Foreign exchange bills sold	**0**	1	**3**
Foreign exchange bills payable	**0**	3	**4**
Total	**¥ 25**	¥ 27	**$ 208**

8. Other Assets

Other assets as of March 31, 2003 and 2002, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Prepaid expenses	**¥ 1,375**	¥ 389	**$ 11,441**
Accrued income	**44,065**	43,749	**366,597**
Other	**313,634**	255,607	**2,609,275**
Total	**¥359,075**	¥299,746	**$2,987,314**

9. Premises and Equipment

Premises and equipment as of March 31, 2003 and 2002, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Land	**¥ 92,913**	¥101,292	**$ 772,989**
Buildings	**54,926**	58,487	**456,958**
Equipment	**14,726**	14,693	**122,514**
Construction in progress	**34**	289	**289**
Other	**91,649**	101,206	**762,475**
Total	**¥254,250**	¥275,968	**$2,115,227**

Accumulated depreciation amounted to ¥216,850 million ($1,804,078 thousand) and ¥212,629 million as of March 31, 2003 and 2002, respectively.

10. Collateral

The carrying amounts of assets pledged as collateral and the related collateralized debt as of March 31, 2003 and 2002, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Securities	**¥ 934,362**	¥ 626,309	**$ 7,773,401**
Loans	**361,552**	484,734	**3,007,922**
Other assets	**805**	976	**6,703**
Total	**¥1,296,720**	¥1,112,020	**$10,788,026**
Deposits	**¥ 13,412**	¥ 287	**$ 111,588**
Call money	**300,000**	230,000	**2,495,840**
Bills sold	**—**	356,500	**—**
Payables under repurchase agreements	**99,999**	—	**831,945**
Payables under securities lending transactions	**194,245**	—	**1,616,018**
Borrowed money	**15,491**	15,989	**128,876**
Total	**¥ 623,149**	¥ 602,776	**$ 5,184,268**

In addition, the following assets are deposited with respect to foreign exchange settlements and derivatives as of March 31, 2003 and 2002.

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Securities	**¥444,802**	¥441,950	**$3,700,518**
Due from banks	**16**	15	**137**
Total	**¥444,818**	¥441,965	**$3,700,655**

11. *Customers' Liabilities for Acceptances and Guarantees*

All contingent liabilities arising from acceptances and guarantees are reflected in acceptances and guarantees. As a contra account, customers' liabilities for acceptances and guarantees is shown on the assets side of the consolidated balance sheets representing Mitsui Trust Holdings' right of indemnity from the applicant.

12. *Deposits*

Deposits as of March 31, 2003 and 2002, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Current deposits	**¥ 123,898**	¥ 174,216	**$ 1,030,772**
Ordinary deposits	**1,491,703**	1,537,836	**12,410,176**
Deposits at notice	**43,208**	77,015	**359,467**
Time deposits	**6,712,426**	5,635,587	**55,843,813**
Negotiable certificates of deposit	**221,960**	262,580	**1,846,589**
Other	**79,058**	55,232	**657,721**
Total	**¥8,672,254**	¥7,742,467	**$72,148,540**

13. *Borrowed Money*

Borrowed money as of March 31, 2003 and 2002, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Borrowed money	**¥199,343**	¥ 66,810	**$1,658,435**
Subordinated borrowings	**310,000**	368,000	**2,579,034**
Total	**¥509,343**	¥434,810	**$4,237,470**

14. *Bonds with Warrants*

Bonds with warrants as of March 31, 2003 and 2002, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
1.07% Japanese yen perpetual subordinated convertible bonds	**¥2,630**	¥18,730	**$21,880**
0.5% Japanese yen subordinated convertible bonds due 2007	**576**	653	**4,792**
Total	**¥3,206**	¥19,383	**$26,672**

The aforementioned bonds are convertible into common stock of Mitsui Trust Holdings at the conversion prices set forth below, subject to adjustment under certain circumstances.

The conversion price per share was as follows:

March 31, 2003	Conversion price per share
1.07% Japanese yen perpetual subordinated convertible bonds	**¥1,600.00**
0.5% Japanese yen subordinated convertible bonds due 2007	**1,100.00**

As of March 31, 2003, the above bonds were convertible into 2,167,386 shares of Mitsui Trust Holdings' common stock.

15. *Other Liabilities*

Other liabilities as of March 31, 2003 and 2002, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Accrued expenses	**¥ 32,663**	¥ 36,986	**$271,746**
Unearned income	**6,570**	7,866	**54,662**
Other	**66,156**	438,145	**550,384**
Total	**¥105,390**	¥482,999	**$876,794**

16. *Retirement and Pension Plans*

Employees whose service with Mitsui Trust Holdings and certain domestic consolidated subsidiaries is terminated are, under most circumstances, entitled to retirement and pension benefits determined by reference to basic rates of pay at the time of termination, length of service and conditions under which the termination occurs. If the termination is involuntary, caused by retirement at the mandatory retirement age or caused by death, the employee is entitled to greater payment than in the case of voluntary termination.

Mitsui Trust Holdings' domestic consolidated subsidiaries have adopted termination allowance plans.

Certain domestic consolidated subsidiaries have an integrated contributory pension plan.

Mitsui Trust Holdings contributed certain available-for-sale securities with a fair value to the employee retirement benefit trust for its contributory and non-contributory pension plans. The securities held in this trust are qualified as plan assets.

The liability for employees' retirement benefits as of March 31, 2003 and 2002, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Projected benefit obligation	**¥ 248,070**	¥ 234,851	**$ 2,063,810**
Fair value of plan assets	**(214,874)**	(187,115)	**(1,787,639)**
Unrecognized prior service cost	**7,720**	5,551	**64,229**
Unrecognized actuarial loss	**(106,344)**	(63,990)	**(884,727)**
Unrecognized transitional obligation	**(22,836)**	(34,254)	**(189,985)**
Prepaid pension expenses	**89,992**	53,601	**748,686**
Net liability	**¥ 1,727**	¥ 8,645	**$ 14,374**

The components of net periodic benefit costs for the years ended March 31, 2003 and 2002, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Service cost	**¥ 5,379**	¥ 5,890	**$ 44,756**
Interest cost	**7,023**	7,407	**58,428**
Expected return on plan assets	**(2,956)**	(8,825)	**(24,600)**
Amortization of prior service cost	**(2,587)**	(1,635)	**(21,529)**
Recognized acturial loss	**6,566**	1,843	**54,632**
Amortization of transitional obligation for retirement benefits	**11,418**	11,418	**94,992**
Other	**8,145**	5,671	**67,765**
Net periodic benefit costs	**¥32,988**	¥21,769	**$274,445**

Assumptions used for the years ended March 31, 2003 and 2002, were set forth as follows:

	2003	2002
Discount rate	**2.5%**	3.0%
Expected rate of return on plan assets	**1.6%**	4.4%
Amortization period of prior service cost	**5 years**	5 years
Recognition period of actuarial gain/loss	**10 years**	10 years
Amortization period of transitional obligation	**5 years**	5 years

17. Commitment and Contingent Liabilities

a. Under certain trust agreements, repayments of the principal of the customers' trust assets are guaranteed by Chuo Mitsui, and such guaranteed principal as of March 31, 2003 and 2002, totaled ¥4,243,306 million ($35,302,051 thousand) and ¥5,272,004 million, respectively.

A commitment line is a contract whereby Mitsui Trust Holdings' subsidiaries are obligated to advance funds up to a predetermined amount to a customer upon request, provided that the customer has met the terms and conditions of the contract. The total balance of unused commitment lines as of March 31, 2003 and 2002, was ¥1,404,672 million ($11,686,129 thousand) and ¥1,479,445 million, respectively, of which commitment lines whose maturities are less than one year were ¥1,390,793 million ($11,570,657 thousand) and ¥1,471,573 million, respectively.

Many of these commitment lines often expire without being drawn. As such, the total balance of unused commitment lines does not necessarily impact on the subsidiaries' future cash flows. Furthermore, many commitment lines contain provisions that allow the subsidiaries to refuse to advance funds to the customers or reduce the contract amount of the commitment lines under certain conditions.

The subsidiaries may also request customers to provide collateral, if necessary, such as real estate or securities on the execution date of the contract. After the execution date, the subsidiaries periodically monitor the customers' creditworthiness over the term of the contracts in accordance with internal policies, and take measures to manage the credit exposures such as by revising the terms of the contracts, if necessary.

b. In accordance with the "Metropolitan Ordinance regarding the Imposition of Enterprise Taxes through External Standards Taxation on Banks in Tokyo" (Tokyo Metropolitan Ordinance No. 145, April 1, 2000) ("the Metropolitan Ordinance"), enterprise taxes which were hitherto levied on taxable income are now levied on gross operating profit (*gyomu sorieki*) as defined in the Metropolitan Ordinance.

On October 18, 2000, Chuo Mitsui filed a lawsuit with the Tokyo District Court against the Tokyo Metropolitan Government and the Governor of Tokyo seeking to void the Metropolitan Ordinance. Chuo Mitsui won the case on March 26, 2002, on the grounds that the Metropolitan Ordinance was illegal. The District Court ordered the Tokyo Metropolitan Government to return the tax payments of ¥4,191 million ($34,869 thousand) and also awarded to the damages of ¥100 million ($831 thousand). Although the Tokyo Metropolitan Government filed an appeal with the Tokyo High Court on March 29, 2002, the High Court rendered a judgment in favor of Chuo Mitsui and ordered the Tokyo Metropolitan Government to repay the erroneously paid amount of ¥7,923 million ($65,920 thousand). However, the Tokyo Metropolitan Government filed a find appeal with the Supreme Court on February 10, 2003.

It is the opinion of Chuo Mitsui that the Metropolitan Ordinance is both unconstitutional and illegal. Chuo Mitsui has asserted this opinion in the courts and the matter is still in litigation. The fact that during this term Chuo Mitsui have applied the same treatment as in the previous term, accounting for enterprise taxes through external standards taxation on banks in Tokyo in accordance with the Metropolitan Ordinance, is because Chuo Mitsui has deemed it appropriate at this stage to continue with the same accounting treatment as before. This accounting treatment does not constitute in any way an admission on the part of Chuo Mitsui either of the constitutionality or of the legality of the Metropolitan Ordinance.

In connection with the Metropolitan Ordinance, enterprise taxes of ¥3,055 million ($25,415 thousand) were recorded in other expenses for the year ended March 31, 2002.

Since the enterprise taxes in question are not included in the calculation of deferred taxes, had the enterprise taxes been levied on taxable income, deferred tax assets would have increased by ¥17,666 million ($146,971 thousand) from the recorded amount based on *gyomu sorieki*, as defined.

In accordance with the "Municipal Ordinance regarding the Imposition of Enterprise Taxes through External Standards Taxation on Banks in Osaka" (Osaka Municipal Ordinance No. 131, June 9, 2000) ("the Municipal Ordinance"), enterprise taxes, which were hitherto levied on taxable income, are now levied on *gyomu sorieki*, as defined.

On April 4, 2002, Chuo Mitsui filed a lawsuit with the Osaka District Court against the Osaka Municipal Government and the Governor of Osaka seeking to void the Municipal Ordinance.

It is the opinion of Chuo Mitsui that the Municipal Ordinance is both unconstitutional and illegal. Chuo Mitsui has asserted this opinion in the Osaka District Court and the matter is still in litigation. The fact that during this term Chuo Mitsui has applied the treatment accounting for enterprise taxes through external standards taxation on banks in Osaka in accordance with the Municipal Ordinance, is because Chuo Mitsui has deemed it appropriate at this stage to apply the same accounting treatment to Osaka as to Tokyo. This accounting treatment does not constitute in any way an admission on the part of Chuo Mitsui either of the constitutionality or of the legality of the Municipal Ordinance.

In connection with the "Revision of Municipal Ordinance regarding the Imposition of the Enterprise Taxes through External Standards Taxation on Banks in Osaka"(Osaka Municipal Ordinance No. 77) ("the revised Municipal Ordinance") on May 30, 2002, the treatment regarding the tax basis is to be applicable from the fiscal year starting on April 1, 2002.

The enterprise taxes which Chuo Mitsui should pay to the Osaka Municipal Government in this term are subject to supplementary provision 2 of the revised Municipal Ordinance, which provides Chuo Mitsui shall pay the enterprise taxes based on the lesser of *gyomu sorieki* or taxable income. Chuo Mitsui, therefore, will file and pay the enterprise taxes based on taxable income.

The fact that Chuo Mitsui will file and pay the enterprise taxes according to the revised Municipal Ordinance does not constitute in any way an admission on the part of Chuo Mitsui either of the constitutionality or of the legality of the revised Municipal Ordinance as well as the Municipal Ordinance.

Since the enterprise taxes in question are not included in the calculations for deferred taxes, had the enterprise taxes been levied on taxable income, deferred tax assets would have decreased by ¥3,345 million ($27,828 thousand) from the recorded amount based on *gyomu sorieki*, as defined.

c. Regarding guaranteed trusts, Chuo Mitsui guaranteed the principal amount of ¥1,587,366 million ($13,206,042 thousand) and ¥1,153,272 million for jointly operated money trusts as of March 31, 2003 and 2002, respectively, and ¥2,655,940 million ($22,096,009 thousand) and ¥4,118,731 million for loan trusts as of March 31, 2003 and 2002, respectively.

18. Shareholders' Equity

Japanese companies are subject to the Japanese Commercial Code (the "Code"), to which certain amendments became effective from October 1, 2001.

The Code was revised whereby common stock par value was eliminated, resulting in all shares being recorded with no par value, and at least 50% of the issue price of new shares was required to be recorded as common stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The revised Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 25% of common stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of the common stock may be available for dividends by resolution of the shareholders. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors.

The revised Code eliminated restrictions on the repurchase and use of treasury stock, allowing Japanese companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders' meeting and dispose of such treasury stock by resolution of the Board of Directors beginning April 1, 2002. The repurchased amount of treasury stock cannot exceed the amount available for future dividend plus amount of common stock, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders' meeting.

The amount of retained earnings available for dividends under the Code was ¥ 16,713 million ($ 139,044 thousand) as of March 31, 2003, based on the amount recorded in the parent company's general books of account. In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment, the Code imposes certain limitations on the amount of retained earnings available for dividends.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

Under the Banking Law of Japan, consolidated domestic banking subsidiaries are required to appropriate as legal reserve portions of unappropriated retained earnings in an amount not less than 20% of cash payments, including cash dividends and bonuses to directors and corporate auditors, appropriated in each financial period, until such reserve equals 100% of stated capital. This reserve is not available for dividends but may be used to reduce a deficit or may be transferred to common stock.

19. Common Stock and Preferred Stocks

Common stock and preferred stocks as of March 31, 2003, consisted of the following:

	Number of shares		Per share (Yen)	
Class of stock	Authorized	Issued	Interim cash dividend	Year-end cash dividend
Common stock	4,068,332,436	818,865,604	¥ —	¥ —
Class I preferred stock	20,000,000	20,000,000	—	40.00
Class II preferred stock	93,750,000	93,750,000	—	14.40
Class III preferred stock	156,406,250	156,406,250	—	20.00
Class IV preferred stock	14,518,750	—	—	—

Mitsui Trust Holdings issued non-voting, non-cumulative and non-participating preferred stocks. These preferred stocks are convertible into common stock at the specific convertible price. The preferred shareholder shall be entitled, in priority to any payment of dividends on or in respect of any other class of share, to the specific annual dividend.

Preferred shareholders receive liquidation at ¥1,600 per share and do not have the right to participate in any further liquidation distribution.

The preferred stocks are convertible for a fixed period of time at the option of the shareholder. Unless previously converted by the preferred shareholder, all outstanding preferred shares will be mandatorily exchanged for fully paid shares of common stock on a specific day, at the number of common shares calculated by the market price per share on the day following the day of each convertible due.

Issue terms of each preferred stock are as follows:

	Preferred stock		
	Class I	Class II	Class III
Annual dividend	¥40.00	¥14.40	¥20.00
Convertible due	July 31, 2018	July 31, 2009	July 31, 2009
Convertible price	¥395.40	¥450.00	¥450.00

20. Other Interest Income

Other interest income for the years ended March 31, 2003 and 2002, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Interest on deposits with banks	**¥1,059**	¥2,195	**$ 8,811**
Interest on interest rate swaps	**69**	63	**579**
Other	**114**	409	**951**
Total	**¥1,243**	¥2,668	**$10,342**

21. Trust Fees

Chuo Mitsui and Mitsui Asset receive fees for controlling and managing trust properties held under trust agreements between them and their clients.

22. Other Operating Income

Other operating income for the years ended March 31, 2003 and 2002, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Gain on foreign exchange	**¥ 2,900**	¥22,308	**$ 24,132**
Gain on sales and redemption of bonds	**67,052**	25,874	**557,840**
Other	**8,842**	5,623	**73,563**
Total	**¥78,795**	¥53,807	**$655,536**

23. *Other Income*

Other income for the years ended March 31, 2003 and 2002, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Gain on sales of stocks and other securities	¥ 44,923	¥ 42,627	$373,736
Gain on money held in trust	923	617	7,683
Other	56,145	88,616	467,100
Total	¥101,992	¥131,861	$848,520

24. *Other Interest Expense*

Other interest expense for the years ended March 31, 2003 and 2002, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Interest on corporate bonds	¥ 2,474	¥ 2,240	$ 20,588
Interest on bonds with warrants	117	333	981
Interest on interest rate swaps	7,075	22,407	58,867
Interest on payables under repurchase agreements and payables under securities lending transactions	876	177	7,287
Other	12,587	20,843	104,717
Total	¥23,131	¥46,002	$192,443

25. *Other Operating Expenses*

Other operating expenses for the years ended March 31, 2003 and 2002, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Losses on sales and redemption of bonds	¥ 860	¥1,819	$7,157
Losses on devaluation of bonds	197	489	1,644
Total	¥1,057	¥2,309	$8,801

26. *Other Expenses*

Other expenses for the years ended March 31, 2003 and 2002, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Provision for possible loan losses	¥ 16,415	¥ 68,024	$ 136,572
Write-off of loans	53,547	42,446	445,487
Losses on sales of stocks and other equity securities	46,510	146,337	386,941
Losses on devaluation of stocks and other securities	62,541	157,976	520,315
Loss on money held in trust	653	1,110	5,434
Other	130,074	263,015	1,082,149
Total	¥309,743	¥678,910	$2,576,900

27. *Income Taxes*

Mitsui Trust Holdings and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in normal effective statutory tax rates of approximately 42.05% and 39.27% for the years ended March 31, 2003 and 2002, respectively.

The tax effects of significant temporary differences and loss carryforwards, which resulted in deferred tax assets and liabilities as of March 31, 2003 and 2002, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Deferred tax assets:			
Allowance for possible loan losses	¥ 173,008	¥188,023	$ 1,439,338
Tax loss carryforwards	175,301	113,927	1,458,418
Securities	73,907	63,416	614,869
Net unrealized losses on available-for-sale securities	64,240	—	534,445
Other	47,606	50,955	396,061
Total	¥ 534,064	¥416,323	$ 4,443,133
Valuation allowance	(163,286)	(23,068)	(1,358,453)
Deferred tax assets	¥ 370,778	¥393,255	$ 3,084,679
Deferred tax liabilities:			
Other	¥ (26,130)	¥ (3,632)	$ (217,394)
Deferred tax liabilities	¥ (26,130)	¥ (3,632)	$ (217,394)
Net deferred tax assets	¥ 344,647	¥389,622	$ 2,867,285

A reconciliation between the normal effective statutory tax rate for the years ended March 31, 2003 and 2002, and the actual effective tax rates reflected in the accompanying consolidated statements of operations was as follows:

	2003	2002
Normal effective statutory tax rate	**42.05%**	39.27%
Valuation allowance	**(192.50)**	(5.53)
Effect of tax rate reduction	**19.48**	
Eliminated unrealized gain not applicable tax effect accounting	**(2.19)**	
Other—net	**(1.49)**	(0.21)
Actual effective tax rate	**134.66%**	33.52%

On March 31, 2003, local tax reform law was enacted in Japan which changed the normal effective statutory tax rate used in calculations of deferred tax assets and liabilities whose reversal would be after April 1, 2004, from approximately 39.52% to 40.50%. The effects of this change were to increase deferred tax assets by ¥6,810 million ($56,652 thousand) and to decrease income taxes (deferred) by ¥6,810 million ($56,652 thousand).

In addition, enterprise taxes based on the Metropolitan Ordinance or Municipal Ordinance are to lose their legal basis and be abolished effective the fiscal year beginning April 1, 2004.

As of March 31, 2003, certain subsidiaries have tax loss carryforwards aggregating approximately ¥433,300 million ($1,461,054 thousand) which are available to be offset against taxable income of such subsidiaries in future years. These tax loss carryforwards, if not utilized, will expire as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2006	¥ 57,600	$ 194,076
2007	237,600	801,665
2008	138,100	465,311
Total	¥433,300	$1,461,054

28. Leases

Lessee

Total lease payments under finance lease arrangements that do not transfer ownership of the leased property to the lessee were ¥33 million ($279 thousand) and ¥119 million for the years ended March 31, 2003 and 2002, respectively.

The imputed interest expense portion, which is computed using the interest method, is excluded from the above obligations under finance leases.

	Millions of yen		
	2003		
	Equipment	Other assets	Total
Acquisition cost	**¥149**	**¥—**	**¥149**
Accumulated depreciation	**122**	**—**	**122**
Net leased property	**¥ 27**	**¥—**	**¥ 27**

	Millions of yen		
	2002		
	Equipment	Other assets	Total
Acquisition cost	¥186	¥ 5	¥191
Accumulated depreciation	119	3	123
Net leased property	¥ 66	¥ 1	¥ 68

	Thousands of U.S. dollars		
	2003		
	Equipment	Other assets	Total
Acquisition cost	**$1,243**	**$—**	**$1,243**
Accumulated depreciation	**1,016**	**—**	**1,016**
Net leased property	**$ 226**	**$—**	**$ 226**

Obligations under financial leases as of March 31, 2003 and 2002, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Due within one year	**¥22**	¥41	**$183**
Due after one year	**3**	35	**32**
Total	**¥26**	¥76	**$216**

Depreciation expense and interest expense under finance leases for the years ended March 31, 2003 and 2002, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Depreciation expense	**¥28**	¥89	**$234**
Interest expense	**1**	9	**16**
Total	**¥30**	¥99	**$250**

Depreciation expense and interest expense, which are not reflected in the accompanying consolidated statements of operations, were computed by the straight-line method and the interest method, respectively.

The minimum rental commitments under noncancellable operating leases as of March 31, 2003 and 2002, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Due within one year	**¥12**	¥4	**$103**
Due after one year	**19**	—	**159**
Total	**¥31**	¥4	**$263**

Lessor

Total leases receipts under finance lease arrangements that do not transfer ownership of the leased property to the lessee were ¥28,094 million ($233,730 thousand) and ¥30,533 million for the years ended March 31, 2003 and 2002, respectively.

The imputed interest income portion, which is computed using the interest method, is excluded from the above receivables under finance leases.

	Millions of yen		
	2003		
	Equipment	Other assets	Total
Acquisition cost	**¥189,540**	**¥1,887**	**¥191,428**
Accumulated depreciation	**115,351**	**958**	**116,309**
Net leased property	**¥ 74,189**	**¥ 929**	**¥ 75,118**

	Millions of yen		
	2002		
	Equipment	Other assets	Total
Acquisition cost	¥179,737	¥1,939	¥181,677
Accumulated depreciation	106,049	881	106,931
Net leased property	¥ 73,688	¥1,058	¥ 74,746

	Thousands of U.S. dollars		
	2003		
	Equipment	Other assets	Total
Acquisition cost	**$1,576,878**	**$15,702**	**$1,592,580**
Accumulated depreciation	**959,665**	**7,970**	**967,635**
Net leased property	**$ 617,213**	**$ 7,731**	**$ 624,944**

Receivables under financial leases as of March 31, 2003 and 2002, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Due within one year	**¥27,061**	¥26,646	**$225,134**
Due after one year	**52,721**	54,421	**438,610**
Total	**¥79,782**	¥81,068	**$663,745**

Depreciation expense and interest income under finance leases for the years ended March 31, 2003 and 2002, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Depreciation expense	**¥25,486**	¥26,606	**$212,031**
Interest income	**1,228**	2,513	**10,219**
Total	**¥26,714**	¥29,119	**$222,250**

Interest income, which is not reflected in the acompanying consolidated statements of operations, was computed by the interest method.

The minimum rental commitments under noncancellable operating leases as of March 31, 2003 and 2002, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Due within one year	**¥194**	¥325	**$1,614**
Due after one year	**364**	676	**3,032**
Total	**¥558**	¥1,001	**$4,646**

29. *Derivatives Information*

Derivative Transactions

a. Instruments

The Mitsui Trust Financial Group undertakes such derivative transactions as futures, swaps and options. Specifically, the Mitsui Trust Financial Group utilizes interest rate derivatives (including interest futures, interest rate future options, interest rate swaps, caps, floors and swaptions), currency derivatives (exchange contracts, currency swaps and currency options), equity derivatives (equity swaps) and bond derivatives (including bond futures and bond future options).

b. Purposes and Policies for Derivative Transactions

The Mitsui Trust Financial Group employs derivative transactions as a vital tool to meet the increasingly sophisticated and diversified financial needs of clients and to keep the market risk exposure on its own assets and liabilities to a level commensurate with its risk management capacity. Derivative transactions involve various risks, including market risk, which arises through changing interest rates and price fluctuations. The Mitsui Trust Financial Group must be aware of the characteristics and volume of such risk and enforce strict risk management processes to hedge the risks inherent in derivative transactions. The Mitsui Trust Financial Group does not engage in leveraged derivative transactions, for which transaction values fluctuate significantly compared with the price movement of the underlying products.

c. Transaction Purposes

(1) Banking Account

In the banking account, the Mitsui Trust Financial Group uses derivative transactions to hedge asset and liability risks, such as interest rate risk and exchange rate risk.

In principle, the Mitsui Trust Financial Group applies fair-value accounting to derivative transactions in the banking account. In addition, of derivatives used for hedging purposes, those transactions recognized for being highly effective in hedging risk are accounted for by hedge accounting, and gains or losses are specifically booked under deferred hedging, fair-value hedging and exception handling of interest rate swaps.

(2) Trading Account

In the trading account, the Mitsui Trust Financial Group uses derivative transactions to secure profit, primarily through short-term price fluctuations. The Mitsui Trust Financial Group also provides a wide assortment of derivative-embedded, high-value-added financial products and financial risk management measures to assist clients in their financing requirements. When providing these products and measures, the Mitsui Trust Financial Group strives to ensure that clients fully understand the inherent risks and the content of transactions into which derivatives have been integrated.

d. Contents of Risks for Derivative Transactions

(1) Market Risk

Market risk is the potential for loss caused by fluctuations in the fair value of financial products or portfolios, owing to changes in market volatility on the market prices of traded products, such as interest rates, foreign exchange rates and marketable securities. The Mitsui Trust Financial Group measures risk volume through such means as basis point value (BPV)* and value at risk (VaR)**.

VaR for the fiscal year to March 31, 2003***, in the trading account, on a consolidated basis, is presented below.

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Maximum	**¥373**	¥260	**$3,103**
Minimum	**31**	18	**255**
Average	**100**	100	**834**
End of year	**75**	117	**622**

* BPV shows the change in fair value of transactions when interest rates change by one basis point (0.01%).

** VaR is a method to statistically gauge the maximum portfolio loss at a certain probability during a given holding period, thereby facilitating standardized measurement of risk across different products, including interest rates, foreign exchange rates and bonds.

*** Measurement assumes a confidence level of 99% and a holding period of 10 days.

(2) Credit Risk

Credit risk is the possibility of reduction or complete elimination of fair value on transactions, owing to such adverse developments as the worsening financial position of a borrower. In the case of derivative transactions, credit risk is not the loss of the notional amount but the cost, or reconstruction cost, extended to conclude an agreement with a third party having cash flow equivalent to the amount at the time the original counterparty defaulted.

The Mitsui Trust Financial Group's credit equivalent—determined on a consolidated basis according to the Bank for International Settlements (BIS) capital adequacy standards—comprises latent credit exposure plus reconstruction costs. The amounts for the years ended March 31, 2003 and 2002, comprise the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Interest rate swaps	**¥137,835**	¥137,238	**$1,146,715**
Currency swaps	**4,512**	5,152	**37,539**
Exchange contracts	**17,214**	21,376	**143,219**
Interest options (Buy)	**328**	448	**2,729**
Currency options (Buy)	**457**	730	**3,803**
Stock-related transactions	**271**	—	**2,258**
Effect of close-out netting agreements that reduce the Group's credit risk exposure	**(121,360)**	(120,314)	**(1,009,651)**
Total	**¥ 39,259**	¥ 44,632	**$ 326,615**

e. Risk Management System for Derivative Transactions

The Mitsui Trust Financial Group is fully aware of the social responsibility and public mission that is incumbent upon financial institutions. Members of the Mitsui Trust Financial Group therefore assume risk only within strategic objectives and risk-hedging capabilities, based on suitable risk management, and adhere to a basic risk management policy to secure appropriate returns on investment.

As the holding company for the Mitsui Trust Financial Group, Mitsui Trust Holdings monitors risk management for the entire Mitsui Trust Financial Group, oversees the system for securing appropriate profits and for managing risk at trust banking subsidiaries, and provides guidance for enhancing the system when and where necessary.

The banking subsidiaries have established their own Rules for Risk Management geared to respective operating scale and business characteristics, in accordance with the risk management direction of the Mitsui Trust Financial Group that Mitsui Trust Holdings has set forth in its Rules for Risk Management.

In regard to market risk, the Mitsui Trust Financial Group maintains a basic policy through its Rules for Market Risk

Management and created Regulations for Market Risk Management to reinforce and control accurate hedging techniques and risk limits as well as to underpin, for example, a split office structure. A cross-check structure has been established whereby the divisions that execute transactions are clearly separate from the divisions that process the transactions, and overall management of market risk is consolidated under the Corporate Risk Management Department, which is independent of both the front and back offices and pinpoints the status of activities undertaken by both office categories.

This department identifies and analyzes groupwide risk of the Mitsui Trust Financial Group, tracks compliance of risk limits and reports to the director in charge on a daily basis and to the Executive Committee on a monthly basis.

In regard to hedge transactions, the Mitsui Trust Financial Group has prepared Rules for Hedge Transactions to maintain suitable control of hedge transactions.

For credit risk, the Mitsui Trust Financial Group follows Rules for Credit Risk Management, which provide direction for regulating credit risk on loans, fund transactions, derivative transactions and other credit-related risks, and works to forge a stronger credit risk management structure.

Credit lines for derivative and other transactions are established through strict procedures, in accordance with trading standards provided separately. The compliance status of such credit lines and other conditions are appropriately monitored.

Interest rate transactions

	Millions of yen			
	2003			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Interest rate futures contracts:				
Selling	¥ 3,171	¥ —	¥ 0	¥ 0
Buying	6,234	—	(2)	(2)
Over-the-counter:				
Interest rate swaps:				
Fixed rate receipt, floating rate payment	2,820,798	984,355	112,756	112,756
Floating rate receipt, fixed rate payment	2,557,311	926,511	(105,673)	(105,673)
Floating rate receipt, floating rate payment	32,200	32,200	4,382	4,382
Others:				
Selling	158,942	68,000	(2,350)	(813)
Buying	113,142	38,000	268	(41)
Total			¥ 9,381	¥ 10,609

	Millions of yen			
	2002			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Interest rate futures contracts:				
Selling	¥ 1,302	¥ —	¥ 3	¥ 3
Buying	2,442	—	(3)	(3)
Over-the-counter:				
Interest rate swaps:				
Fixed rate receipt, floating rate payment	3,863,130	1,177,299	102,230	102,230
Floating rate receipt, fixed rate payment	3,629,821	1,058,617	(97,378)	(97,378)
Floating rate receipt, floating rate payment	—	—	—	—
Others:				
Selling	177,517	65,800	(2,181)	(211)
Buying	83,686	34,000	90	(186)
Total			¥ 2,762	¥ 4,453

	Thousands of U.S. dollars			
	2003			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Interest rate futures contracts:				
Selling	$ 26,381	$ —	$ 2	$ 2
Buying	51,869	—	(18)	(18)
Over-the-counter:				
Interest rate swaps:				
Fixed rate receipt, floating rate payment	23,467,543	8,189,312	938,075	938,075
Floating rate receipt, fixed rate payment	21,275,469	7,708,080	(879,150)	(879,150)
Floating rate receipt, floating rate payment	267,886	267,886	36,463	36,463
Others:				
Selling	1,322,312	565,723	(19,558)	(6,769)
Buying	941,281	316,139	2,234	(342)
Total			$ 78,048	$ 88,261

Notes: 1. Unrealized gains and losses are reflected in the consolidated statements of operations. However, derivative transactions which qualify for hedge accounting were excluded from the above table.
2. Quoted market prices, where available, are used to estimate fair values of financial instruments. However, quoted market prices are not available for a substantial portion of financial instruments and, fair values for such financial instruments are estimated by discount present value or other valuation techniques.

Currency transactions

Currency swap transactions, foreign exchange contracts, currency option transactions and so forth are stated at fair value. Unrealized gains and losses are reflected in the consolidated statements of operations. However, derivative transactions which qualify for hedge accounting, and transactions stated in the following paragraph, have been excluded from unrealized gains and losses in the consolidated statements of operations.

In accordance with interim measures described in "Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in the Banking Industry," (Industry Audit Committee Report No. 25, issued by the JICPA), currency swap transactions that undergo periodic accounting of profit and loss are presented below.

	Millions of yen		
	2003		
	Contract or notional amount	Fair value	Unrealized gains (losses)
Currency rate swaps	**¥352,552**	**¥(1,805)**	**¥(1,805)**

	Millions of yen		
	2002		
	Contract or notional amount	Fair value	Unrealized gains (losses)
Currency rate swaps	¥516,293	¥(1,510)	¥(1,510)

	Thousands of U.S. dollars		
	2003		
	Contract or notional amount	Fair value	Unrealized gains (losses)
Currency rate swaps	**$2,933,051**	**$(15,019)**	**$(15,019)**

Notes: 1. Fair values of the above transactions are based on the discounted present value.
2. Currency futures contracts and currency options are excluded from the above schedule, as their carrying amounts are repriced at the end of the term, and their gains and losses are stated in the consolidated statements of operations.

The contract amount of currency-related derivative transactions under repricing are described in the following:

	Contract or notional amount		
	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Over-the-counter:			
Foreign exchange contracts			
Selling	**¥441,436**	¥456,133	**$3,672,512**
Buying	**465,095**	506,205	**3,869,344**
Currency options			
Selling	**24,040**	31,313	**200,000**
Buying	**31,540**	60,756	**262,400**

Stock transactions

	Millions of yen		
	2003		
	Contract or notional amount	Fair value	Unrealized gains (losses)
Over-the-counter:			
Stock index swaps:			
Receipts equity	**¥4,045**	**¥(223)**	**¥(223)**
Index return/Payments			
Short-term floating rate interest			

	Millions of yen		
	2002		
	Contract or notional amount	Fair value	Unrealized gains (losses)
Over-the-counter:			
Stock index swaps:			
Receipts equity	¥—	¥—	¥—
Index return/Payments			
Short-term floating rate interest			

	Thousands of U.S. dollars		
	2003		
	Contract or notional amount	Fair value	Unrealized gains (losses)
Over-the-counter:			
Stock index swaps:			
Receipts equity	**$33,653**	**$(1,863)**	**$(1,863)**
Index return/Payments			
Short-term floating rate interest			

Notes: 1. The above transactions were stated at fair value. Unrealized gains and losses are reflected in the consolidated statements of operations. However, derivative transactions which qualify for hedge accounting were excluded from the above table.
2. Fair values of the above transactions are based on the discount present value, the option pricing model and other valuation techniques.

Bond transactions

	Millions of yen		
	2003		
	Contract amount	Fair value	Unrealized gains (losses)
Listed:			
Bond futures:			
Selling	**¥4,537**	**¥(0)**	**¥(0)**
Buying	**736**	**3**	**3**
Total		**¥ 3**	**¥ 3**

	Millions of yen		
	2002		
	Contract amount	Fair value	Unrealized gains (losses)
Listed:			
Bond futures:			
Selling	¥2,063	¥(6)	¥(6)
Buying	—	—	—
Total		¥(6)	¥(6)

	Thousands of U.S. dollars		
	2003		
	Contract amount	Fair value	Unrealized gains (losses)
Listed:			
Bond futures:			
Selling	**$37,747**	**$(2)**	**$(2)**
Buying	**6,123**	**29**	**29**
Total		**$27**	**$27**

Notes: 1. The above transactions were stated at fair value. Unrealized gains and losses are reflected in the consolidated statements of operations. However, derivative transactions which qualify for hedge accounting were excluded from the above table.
2. For exchange listed instruments, the closing prices as of March 31, 2003, at the Tokyo Stock Exchange and other exchanges were applied.

30. Segment Information

Mitsui Trust Holdings and its susidiaries operate predominantly in the banking and trust business and certain subsidiaries run a leasing business, although those operations comprise a minor share of Mitsui Trust Holdings' total business.

Domestic (Japan) total income and total assets by geographic segment for the fiscal years ended March 31, 2003 and 2002, represented more than 90% of the consolidated total income and total assets of each respective year. Accordingly, segment information by geographic area was not required to be disclosed.

31. Per Share Information

The basis of basic net income per share ("EPS") for the years ended March 31, 2003 and 2002, was as follows:

	Millions of yen	Thousands of shares	Yen	U.S. dollars
Year ended March 31, 2003	Net loss	Weighted-average shares	EPS	EPS
Basic EPS—Net loss available to common shareholders	**¥101,988**	**813,860**	**¥(125.31)**	**$(1.04)**
Year ended March 31, 2002				
Basic EPS—Net loss available to common shareholders	¥283,095	807,681	¥(350.50)	

32. Subsequent Event

The following plan of Mitsui Trust Holdings for the appropriation of unappropriated profit was approved at the general meeting of shareholders held on June 27, 2003:

	Millions of yen	Thousands of U.S. dollars
Year-end dividends:		
Common stock, ¥0.00 ($0.00) per share	¥ —	$ —
Class I preferred stock, ¥40.00 ($0.33) per share	800	6,655
Class II preferred stock, ¥14.40 ($0.11) per share	1,350	11,231
Class III preferred stock, ¥20.00 ($0.16) per share	3,128	26,024
Total	¥5,278	$43,911

Independent Auditors' Report

Tohmatsu & Co.
MS Shibaura Building
13-23, Shibaura 4-chome
Minato-ku, Tokyo 108-8530, Japan

Tel :+81-3-3457-7321
Fax :+81-3-3457-1694
www.tohmatsu.co.jp

Deloitte Touche Tohmatsu

To the Board of Directors and Shareholders of
Mitsui Trust Holdings, Inc.:

We have audited the accompanying consolidated balance sheets ("Banking Account") of Mitsui Trust Holdings, Inc. and consolidated subsidiaries as of March 31, 2003, and 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mitsui Trust Holdings, Inc. and consolidated subsidiaries as of March 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles and practices generally accepted in Japan.

As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for trust costs relative to individual pension and security trust agreements for the year ended March 31, 2003.

As discussed in Note 3, effective April 1, 2002, the Company changed its method of accounting for securities lending/borrowing transactions with collateral cash.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 27, 2003

The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan. The standards, procedures and practices to audit such financial statements are those which are generally accepted and applied in Japan.

Non-Consolidated Balance Sheets (Supplemental Information)

Mitsui Trust Holdings, Inc.
As of March 31, 2003 and 2002

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
ASSETS			
Current assets:			
Cash and due from banks	¥ —	¥ 14,789	$ —
Accrued refunded income taxes	19,183	—	159,600
Other current assets	660	114	5,498
Total current assets	19,844	14,903	165,098
Non-current assets:			
Tangible fixed assets	1	1	11
Intangible fixed assets	1	2	15
Investments and other assets:	872,157	868,875	7,255,882
Investment securities	75	—	623
Investments in associated companies (Stocks)	17,015	—	141,555
Investments in subsidiaries (Stocks)	601,393	571,272	5,003,276
Investments in subsidiaries (Bonds)	100,000	100,000	831,946
Investments in subsidiaries (Convertible bonds)	3,206	19,490	26,672
Investments in subsidiaries (Long-term loans)	150,000	178,000	1,247,920
Deferred tax assets	80	—	665
Other investments	387	112	3,221
Total non-current assets	872,160	868,879	7,255,908
Deferred charges	406	596	3,385
Total	¥892,412	¥884,379	$7,424,393
LIABILITIES AND SHAREHOLDERS' EQUITY			
Liabilities:			
Current liabilities:			
Short-term loans from subsidiaries	¥ 23,983	¥ —	$ 199,530
Accounts payable	—	88	—
Accrued expenses	442	86	3,681
Accrued taxes	—	6,400	—
Reserve for bonus payment	39	—	328
Deferred tax liabilities	1,677	—	13,951
Other current liabilities	36	39	306
Total current liabilities	26,179	6,614	217,799
Non-current liabilities:			
Long-term loans	150,000	178,000	1,247,920
Bonds	192,500	160,800	1,601,497
Convertible bonds	3,206	19,383	26,672
Reserve for retirement benefits	226	166	1,887
Total non-current liabilities	345,932	358,349	2,877,977
Total liabilities	372,112	364,964	3,095,776
Shareholders' equity:			
Common stock:			
Authorized: 4,068,332 thousand shares			
Issued: 818,865 thousand shares in 2003 and 818,795 thousand shares in 2002	43,967	43,928	365,782
Preferred stock:			
Authorized: 284,675 thousand shares			
Issued: 270,156 thousand shares in 2003 and 2002	216,125	216,125	1,798,044
Capital surplus	243,494	243,456	2,025,745
Retained earnings	16,818	15,915	139,924
Treasury stock—at cost			
489,389 shares in 2003 and 55,164 shares in 2002	(105)	(9)	(879)
Total shareholders' equity	520,299	519,415	4,328,617
Total	¥892,412	¥884,379	$7,424,393

Non-Consolidated Statements of Income (Supplemental Information)

Mitsui Trust Holdings, Inc.
Years ended March 31, 2003 and 2002

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Operating income:			
Interest income on loans to subsidiaries	**¥ 3,096**	¥ 17	**$ 25,757**
Interest income on investments in subsidiaries (Bonds)	**1,556**	8	**12,945**
Interest income on investments in subsidiaries (Convertible bonds)	**118**	23	**984**
Fees and commissions received from subsidiaries	**2,479**	997	**20,624**
Other operating income	**2**	—	**19**
Total operating income	**7,251**	1,046	**60,330**
Operating expenses:			
Interest expense on loans	**3,096**	17	**25,757**
Interest expense on bonds	**3,589**	47	**29,863**
Interest expense on convertible bonds	**117**	23	**981**
General and administrative expenses	**1,922**	230	**15,992**
Total operating expenses	**8,725**	319	**72,594**
Operating profit	**(1,474)**	727	**(12,263)**
Non-operating income:			
Gain on sales of securities	**11,737**	22,170	**97,646**
Other non-operating income	**240**	0	**1,996**
Total non-operating income	**11,977**	22,170	**99,643**
Non-operating expenses:			
Interest expenses on loans from subsidiaries	**114**	24	**956**
Other non-operating expenses	**558**	558	**4,650**
Total non-operating expenses	**673**	582	**5,606**
Income before income taxes	**9,829**	22,315	**81,773**
Income taxes:	**1,600**	6,400	**13,317**
Current	**3**	6,400	**31**
Deferred	**1,597**	—	**13,286**
Net income	**¥ 8,228**	¥15,915	**$ 68,455**

	Yen		U.S. dollars
	2003	2002	**2003**
Per share of common stock:			
Basic net income	**¥3.60**	¥12.99	**$0.02**
Diluted net income	**3.59**	8.63	**0.02**

Non-Consolidated Balance Sheets (Supplemental Information)

The Chuo Mitsui Trust and Banking Company, Limited
As of March 31, 2003 and 2002

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
ASSETS			
Cash and cash equivalents	¥ 566,513	¥ 904,137	$ 4,713,094
Due from banks other than due from the Bank of Japan	58,913	70,342	490,130
Receivables under resale agreements	24,999	—	207,982
Receivables under securities borrowing transactions	10,564	—	87,886
Trading assets	13,203	12,196	109,843
Investment securities	3,098,805	3,430,118	25,780,415
Money held in trust	61,747	73,954	513,702
Loans and bills discounted	7,165,614	7,509,754	59,614,097
Foreign exchanges	4,978	4,854	41,418
Other assets	281,198	266,671	2,339,420
Premises and equipment	167,385	198,827	1,392,559
Deferred tax assets	335,500	381,520	2,791,181
Customers' liabilities for acceptances and guarantees	243,780	331,110	2,028,121
Allowance for possible loan losses	(144,438)	(177,126)	(1,201,649)
Total	¥11,888,766	¥13,006,361	$98,908,205
LIABILITIES AND SHAREHOLDERS' EQUITY			
Liabilities:			
Deposits	¥ 8,683,806	¥ 7,724,075	$72,244,643
Call money and bills sold	300,000	586,500	2,495,840
Payables under repurchase agreements	99,999	—	831,945
Payables under securities lending transactions	194,245	—	1,616,018
Trading liabilities	8,933	5,774	74,325
Borrowed money	363,411	421,582	3,023,391
Foreign exchanges	25	27	208
Subordinated bonds	116,100	100,000	965,890
Bonds with warrants	3,206	19,490	26,672
Payables to trust account	1,500,303	2,860,126	12,481,722
Other liabilities	68,259	410,645	567,883
Reserve for bonus payment	2,184	2,818	18,177
Reserve for retirement benefits	—	7,070	—
Reserve for possible losses on collateralized real estate loans sold to CCPC	4,389	7,167	36,520
Deferred tax liabilities for land revaluation excess	—	3,193	—
Acceptances and guarantees	243,780	331,110	2,028,121
Total liabilities	11,588,645	12,479,583	96,411,363
Shareholders' equity:			
Common stock:			
Authorized: 3,911,104 thousand shares			
Issued: 1,224,365 thousand shares in 2003 and 1,104,198 thousand shares in 2002	133,769	118,677	1,112,891
Preferred stock:			
Authorized: 404,354 thousand shares			
Issued: 270,156 thousand shares in 2003 and 2002	216,125	216,125	1,798,044
Capital surplus	202,401	318,958	1,683,875
Accumulated deficit	(103,192)	(175,002)	(858,509)
Legal reserve	—	43,353	—
Land revaluation difference	(3,028)	4,939	(25,193)
Net unrealized losses on available-for-sale securities	(145,954)	(273)	(1,214,265)
Total shareholders' equity	300,120	526,778	2,496,842
Total	¥11,888,766	¥13,006,361	$98,908,205

Non-Consolidated Statements of Operations (Supplemental Information)

The Chuo Mitsui Trust and Banking Company, Limited
Years ended March 31, 2003 and 2002

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Income:			
Interest income:			
Interest on loans and bills discounted	**¥119,934**	¥ 129,143	**$ 997,792**
Interest and dividends on securities	**41,565**	59,872	**345,805**
Interest on call loans and bills bought	**294**	202	**2,446**
Other interest income	**1,236**	2,551	**10,289**
Trust fees	**56,943**	79,262	**473,738**
Fees and commissions	**46,085**	65,802	**383,404**
Trading gains	**780**	648	**6,495**
Other operating income	**77,717**	54,452	**646,570**
Other income	**54,743**	84,287	**455,439**
Total income	**399,302**	476,223	**3,321,982**
Expenses:			
Interest expense:			
Interest on deposits	**30,452**	37,795	**253,347**
Interest on borrowings, call money and bills sold	**12,008**	12,666	**99,904**
Other interest expense	**21,822**	45,300	**181,551**
Fees and commissions	**13,688**	15,374	**113,881**
Trading losses	**3**	223	**30**
Other operating expenses	**2,330**	2,478	**19,390**
General and administrative expenses	**125,262**	161,728	**1,042,121**
Other expenses	**262,863**	635,711	**2,186,887**
Total expenses	**468,433**	911,277	**3,897,114**
Loss before income taxes	**69,130**	435,054	**575,132**
Income taxes:			
Current	**(620)**	387	**(5,161)**
Deferred	**45,843**	(148,000)	**381,394**
Net loss	**¥114,354**	¥ 287,441	**$ 951,364**

	Yen		U.S. dollars
	2003	2002	**2003**
Per share of common stock			
Net loss	**¥103.43**	¥350.26	**$0.86**

Non-Consolidated Balance Sheets (Supplemental Information)

Mitsui Asset Trust and Banking Company, Limited
As of March 31, 2003 and 2002

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
ASSETS			
Cash and cash equivalents	**¥263,846**	¥336,706	**$2,195,058**
Due from banks other than due from the Bank of Japan	**15,457**	68,747	**128,597**
Call loans	**—**	96	**—**
Investment securities	**117,215**	1,016	**975,168**
Foreign exchanges	**—**	1	**—**
Other assets	**37,013**	29,307	**307,934**
Premises and equipment	**2,870**	2,644	**23,882**
Deferred tax assets	**7,218**	5,351	**60,056**
Allowance for possible loan losses	**(19)**	(13)	**(161)**
Total	**¥443,602**	¥443,857	**$3,690,536**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Liabilities:			
Deposits	**¥ 14,796**	¥116,584	**$ 123,097**
Borrowed money	**2,000**	2,000	**16,638**
Payables to trust account	**364,492**	225,164	**3,032,382**
Other liabilities	**15,020**	63,466	**124,959**
Reserve for bonus payment	**543**	572	**4,517**
Reserve for retirement benefits	**972**	971	**8,094**
Total liabilities	**397,824**	408,760	**3,309,690**
Shareholders' equity:			
Common stock	**11,000**	11,000	**91,514**
Capital surplus	**21,246**	21,246	**176,755**
Retained earnings	**13,538**	2,849	**112,629**
Net unrealized losses on available-for-sale securities	**(6)**	—	**(53)**
Total shareholders' equity	**45,777**	35,096	**380,845**
Total	**¥443,602**	¥443,857	**$3,690,536**

Non-Consolidated Statements of Income (Supplemental Information)

Mitsui Asset Trust and Banking Company, Limited
Years ended March 31, 2003 and 2002

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Income:			
Interest income:			
Interest on loans and bills discounted	¥ —	¥ 418	$ —
Interest and dividends on securities	6	21	56
Other interest income	100	64	834
Trust fees	43,683	24,783	363,426
Fees and commissions	3,300	365	27,454
Other operating income	6,300	—	52,419
Other income	342	98	2,851
Total income	53,734	25,751	447,042
Expenses:			
Interest expense:			
Interest on deposits	7	18	65
Interest on borrowings and call money	70	71	585
Other interest expense	656	31	5,460
Fees and commissions	4,161	18,047	34,624
General and administrative expenses	24,175	1,881	201,130
Other operating expenses	3,302	0	27,475
Other expenses	5,185	887	43,139
Total expenses	37,560	20,937	312,482
Income before income taxes	16,174	4,814	134,560
Income taxes:			
Current	7,347	3,391	61,130
Deferred	(1,861)	(1,042)	(15,489)
Net income	¥10,688	¥ 2,464	$ 88,919

	Yen		U.S. dollars
	2003	2002	2003
Per share of common stock			
Net income	¥17,813.56	¥11,868.07	$148.19

Financial Statements of Subsidiary Banks (Trust Account—Unaudited)

Mitsui Trust Holdings, Inc.
As of March 31, 2003 and 2002

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Assets:			
Loans and bills discounted (Note 2)	¥ 2,543,351	¥ 2,592,906	$ 21,159,333
Securities (Note 3)	14,347,385	23,023,432	119,362,610
Securities held for investment trusts	3,070,539	3,718,002	25,545,249
Foreign investment held for investment trusts	654,368	570,059	5,443,997
Beneficiary rights	9,839,782	1,011,001	81,861,747
Securities held in custody accounts	96,113	9,095	799,613
Monetary claims	982,322	1,068,684	8,172,401
Premises and equipment	1,358,915	1,157,955	11,305,456
Other claims	551,195	257,257	4,585,651
Call loans	858,240	1,186,819	7,140,099
Due from banking account	1,864,795	3,085,291	15,514,105
Cash and due from banks	336,906	396,792	2,802,879
Total assets	¥36,503,916	¥38,077,298	$303,693,145
Liabilities:			
Money trusts (Note 4)	¥17,773,394	¥17,202,155	$147,865,179
Pension trusts	6,452,735	6,374,285	53,683,327
Property formation benefit trusts	19,808	21,242	164,794
Loan trusts (Note 5)	2,391,307	3,762,116	19,894,408
Securities investment trusts	4,297,779	5,238,786	35,755,237
Money in trust other than money trusts	1,044,826	1,163,012	8,692,403
Securities in trust	1,019,117	963,681	8,478,517
Money claims in trust	915,366	1,044,712	7,615,361
Equipment in trust	561	1,091	4,673
Real estate in trust	114,552	120,498	953,014
General trusts	2,474,464	2,185,714	20,586,228
Total liabilities	¥36,503,916	¥38,077,298	$303,693,145

See Notes to Financial Statements of Subsidiary Banks (Trust Account—Unaudited).

1. *Trust Accounts*

Under the Trust Law of Japan, trust activities must be administered separately from a commercial banking business. As a result, assets accepted in trust must be segregated from other assets. Within the general category of trust accounts, each trust account is segregated from other trust assets. Accordingly, the financial statements of Mitsui Trust Holdings, Inc. ("Mitsui Trust Holdings"), do not reflect Mitsui Trust Holdings' records as to the assets accepted in trust, which are maintained separately under the trust account.

Under certain trust agreements, repayments of the principal of the customers' trust assets are guaranteed by Mitsui Trust Holdings, and such guaranteed principal as of March 31, 2003 and 2002, was ¥4,243,306 million ($35,302,051 thousand) and ¥5,272,004 million, respectively.

All amounts have been rounded down to the nearest million yen, and to the nearest thousand dollars.

The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥120.20 to US$1, the approximate rate of exchange as of March 31, 2003. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

2. *Loans and Bills Discounted*

Loans and bills discounted as of March 31, 2003 and 2002, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Loans on deeds	**¥1,983,108**	¥2,444,392	**$16,498,404**
Loans on notes	**560,243**	148,462	**4,660,928**
Bills discounted	—	51	—
Total	**¥2,543,351**	¥2,592,906	**$21,159,333**

Under certain trust agreements, repayments of the principal of the customers' trust assets are guaranteed by banking subsidiaries, and loans on such guaranteed trust assets as of March 31, 2003 and 2002, included the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Loans to borrowers in legal bankruptcy	**¥10,928**	¥ 21,790	**$ 90,917**
Past due loans	**27,360**	59,779	**227,626**
Accruing loans contractually past due three months or more	**1,506**	726	**12,537**
Restructured loans	**50,335**	51,627	**418,767**
Total	**¥90,131**	¥133,924	**$749,848**

3. *Securities*

Securities are stated at market price or at cost by each trust agreement.

Securities held as of March 31, 2003 and 2002, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Government bonds	**¥ 2,840,755**	¥ 4,115,557	**$ 23,633,571**
Municipal bonds	**223,216**	358,449	**1,857,041**
Corporate bonds	**1,101,458**	1,798,192	**9,163,552**
Stocks	**6,664,446**	10,593,352	**55,444,647**
Foreign securities	**3,096,780**	5,783,013	**25,763,564**
Other securities	**420,728**	374,866	**3,500,233**
Total	**¥14,347,385**	¥23,023,432	**$119,362,610**

4. *Balance of Jointly Operated Designated Money Trusts*

Jointly operated designated money trusts are included in money trusts and the balances of these accounts were as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Assets:			
Loans and bills discounted	**¥ 837,842**	¥ 460,704	**$ 6,970,402**
Securities	**2**	69,386	**19**
Other	**749,857**	624,599	**6,238,411**
Total	**¥1,587,701**	¥1,154,690	**$13,208,834**
Liabilities:			
Principal	**¥1,587,366**	¥1,153,272	**$13,206,042**
Reserve for possible loan losses	**25**	882	**209**
Other	**310**	534	**2,582**
Total	**¥1,587,701**	¥1,154,690	**$13,208,834**

In the case of jointly operated designated money trusts, the principal amount is guaranteed and, as the above table indicates, reserve for possible loan losses is set aside by banking subsidiaries. The figures of the table include funds reinvested from the other trusts managed by a banking subsidiary.

5. *Balance of Loan Trusts*

The balance of loan trusts is as follows (the figures include funds reinvested from other trusts managed by a banking subsidiary):

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Assets:			
Loans and bills discounted	**¥1,631,538**	¥2,025,539	**$13,573,534**
Securities	**125,511**	166,094	**1,044,189**
Other	**927,662**	1,983,831	**7,717,659**
Total	**¥2,684,713**	¥4,175,465	**$22,335,384**
Liabilities:			
Principal	**¥2,655,940**	¥4,118,731	**$22,096,009**
Special reserve funds	**14,929**	24,532	**124,209**
Other	**13,842**	32,201	**115,165**
Total	**¥2,684,713**	¥4,175,465	**$22,335,384**

As in jointly operated designated money trusts, the principal amount of loan trusts is guaranteed and, as the above table indicates, special reserve funds are set aside by a banking subsidiary.

Consolidated Five-Year Summary

	Mitsui Trust Holdings	Mitsui Trust Holdings	Chuo Mitsui	Chuo Trust and Mitsui Trust	Chuo Trust and Mitsui Trust
			Billions of yen		
	2003	2002	2001	2000	1999
Banking account (As of March 31)					
Total assets*	**¥12,478.0**	¥13,372.8	¥13,887.9	¥15,297.5	¥14,749.4
Cash and due from banks	**890.9**	1,321.0	500.3	1,009.2	786.1
Call loans and bills bought	**—**	0.0	181.6	247.5	250.6
Investment securities	**3,232.5**	3,436.9	4,261.6	4,976.6	4,757.7
Loans and bills discounted	**7,200.3**	7,416.0	7,707.4	7,740.4	6,924.1
Foreign exchanges	**4.9**	4.8	13.3	13.0	19.8
Customers' liabilities for acceptances and guarantees	**220.2**	306.9	406.5	463.3	650.2
Total liabilities*	**¥12,129.2**	¥12,811.0	¥13,104.4	¥14,149.8	¥13,662.7
Deposits	**8,672.2**	7,742.4	7,860.4	7,910.2	6,842.8
Call money and bills sold	**300.0**	586.5	37.4	135.0	127.9
Borrowed money	**509.3**	434.8	463.3	510.2	597.9
Foreign exchanges	**0.0**	0.0	0.0	0.0	6.8
Acceptances and guarantees	**220.2**	306.9	406.5	463.3	650.2
Total shareholders' equity	**¥ 251.6**	¥ 496.1	¥ 778.5	¥ 1,139.9	¥ 1,091.3
Trust account** (As of March 31)					
Total assets	**¥36,503.9**	¥38,077.2	¥43,451.4	¥44,404.9	¥44,794.0
Loans and bills discounted	**2,543.3**	2,592.9	3,244.5	3,973.4	4,960.9
Securities	**14,347.3**	23,023.4	22,375.2	22,000.4	21,766.0
Securities held for investment trusts	**3,070.5**	3,718.0	5,521.8	5,587.0	4,886.6
Call loans and bills bought	**858.2**	1,186.8	1,268.1	1,489.1	1,878.0
Total liabilities	**¥36,503.9**	¥38,077.2	¥43,451.4	¥44,404.9	¥44,794.0
Money trusts	**17,773.3**	17,202.1	22,071.8	22,698.2	21,789.1
Pension trusts	**6,452.7**	6,374.2	6,288.7	6,045.2	6,191.0
Property formation benefit trusts	**19.8**	21.2	20.0	20.8	20.8
Loan trusts	**2,391.3**	3,762.1	5,271.2	6,192.1	7,435.9
Securities investment trusts	**4,297.7**	5,238.7	6,894.6	7,035.6	6,703.6
Statements of operations (Years ended March 31)					
Total income	**¥ 501.5**	¥ 540.9	¥ 657.5	¥ 1,011.2	¥ 1,005.7
Total expenses	**541.2**	958.0	611.0	891.3	1,399.5
(Loss) income before income taxes and minority interests	**(39.6)**	(417.1)	46.5	119.8	333.7
Net (loss) income	**¥ (96.7)**	¥ (277.9)	¥ 23.0	¥ 47.8	¥ 238.6

Notes: 1. All figures are based on the consolidated financial statements.
2. Figures for fiscal 2001 and fiscal 2002 are for Mitsui Trust Holdings, Inc.
3. Figures for fiscal 2000 are for The Chuo Mitsui Trust and Banking Company, Limited.
4. Figures for fiscal 1998 and fiscal 1999 are combined totals from The Chuo Trust and Banking Company, Limited, and The Mitsui Trust and Banking Company, Limited.

* Owing to a change in calculation, total assets and total liabilities as of March 31, 2003, 2002, 2001 and 2000, exclude reserve for possible loan losses and reserve for possible investment losses.

** Figures for fiscal 2002 and fiscal 2001 are combined totals from The Chuo Mitsui Trust and Banking Company, Limited, and Mitsui Asset Trust and Banking Company, Limited.

Definitions of Self-Assessment System, Disclosure of Assets Based on the Financial Revitalization Law and Risk-Monitored Loans

Self-Assessment System

What Is the Self-Assessment System?

Self-assessment of asset quality requires a financial institution to examine the quality of its own assets and group assets, according to the degree of risk for default on loans or the potential irrecoverability of invested value.

Assets subject to self-assessment are loans and loan equivalents, such as loan receivables in securities, foreign currency, accrued interest, accounts due, provisional payments equivalent to loans, and acceptances and guarantees.

Basic Concept in Self-Assessment

In principle, the process of asset assessment assigns credit ratings to debtors, then groups the debtors according to these rating assignments. Each debtor is viewed individually, based on such details as the application of funds, and the status of collateral and guarantees is ascertained to facilitate further classification, according to the degree of risk inherent in the recovery of the loan or the potential for the invested value to erode.

Credit Ratings

Credit ratings correspond to a client's credit risk, a status based on financial position, ratings by rating agencies, information from credit bureaus, and other sources. A credit rating must be consistent with debtor categories.

Debtor Categories

A debtor's ability to repay loans is determined by such factors as financial status, cash flow and profitability, and this ability will place a debtor into one of five categories: normal, caution, possible bankruptcy, virtual bankruptcy and legal bankruptcy.

1. Normal: Debtors whose business prospects are favorable and whose financial position exhibits no particular problems.
2. Caution: Debtors with problematic lending conditions, such as reduced or suspended interest payments, debtors with non-accrual repayment schedules, wherein principal or interest payments are in arrears, and debtors which may require special measures in the future because business prospects are sluggish or unstable, or because financial positions are uncertain.
3. Possible bankruptcy: Debtors for whom bankruptcy is not currently imminent but for whom the eventuality of failure in the future is high because financial difficulty exists and a sufficient boost through a business improvement plan, for example, is not expected. This category includes debtors receiving support from a financial institution or other backer.
4. Virtual bankruptcy: Debtors that face severe operating difficulties and while they have not been declared legally bankrupt they are essentially insolvent because they lack any hope of restructuring.
5. Legal bankruptcy: Debtors whose legal bankruptcy is substantiated by a declaration of bankruptcy, liquidation, reorganization or composition, or for whom clearinghouse transactions have been halted.

Claim Categories

Under the self-assessment system, claims are grouped into "categories"—II, III and IV—and the respective assets are called "category assets." Claims that do not fall into categories II, III and IV are called "no category," and the assets that fall outside these classifications are deemed "no category assets."

Disclosure of Assets Based on the Financial Revitalization Law

Debtor Classification

1. Claims under bankruptcy and virtual bankruptcy: Loans and loan equivalents granted to borrowers that have succumbed to legal business failure by reason of declared bankruptcy, reorganization, composition or other officially recognized end to operations.
2. Claims under high risk: Loans to borrowers that have not yet reached a state of legal bankruptcy but are highly unlikely to repay the principal and interest according to contractual obligations because of worsening financial position and business performance.
3. Claims under close observation: Loans three months past due—i.e., loans for which payment of principal or interest has fallen more than three months behind, counting from the day following the contractual payment day—and restructured loans—i.e., loans for which the contractual conditions have been revised, for example, with a specific concession in favor of the debtor to facilitate the restructuring of a business that

has been economically disadvantaged, or to support such a business, and thereby promote repayment of the outstanding loan.

4. Normal claims: Loans to borrowers with no particular problems affecting financial position or business performance, thereby excluding them from the three classifications described above.

Relationship with Debtor Classifications in the Self-Assessment System

1. Claims under bankruptcy and virtual bankruptcy: Corresponds to the sum of loans to debtors that are legally bankrupt or virtually bankrupt under self-assessment standards.
2. Claims under high risk: Equivalent to loans to debtors classified as possibly bankrupt under self-assessment standards.
3. Claims under close observation: Represents the sum of loans to debtors in the caution category of self-assessment standards that are either more than three months past due or restructured.
4. Normal claims: Identified with loans to healthy borrowers under self-assessment standards, as well as loans other than claims under the close observation category of loans to debtors requiring caution.

Risk-Monitored Loans

What are risk-monitored loans?

1. Loans to borrowers in bankruptcy: Of loans for which no accrued interest is recorded because the recovery of principal or interest is unlikely due to a prolonged delay in payment of principal or interest (excludes the portion written off; hereafter referred to as "loans for which accrued interest is not recorded"), loans to borrowers in bankruptcy are those for which the reason is found in the provisions of the Corporate Tax Law (Ordinance 97, 1965), Article 96, Paragraph 1, Sub-Paragraph 3, Points a) through e), or Article 4 of the same law.
2. Non-accrual loans: Of loans for which accrued interest is not recorded, non-accrual loans are loans other than those to borrowers in bankruptcy and loans for which interest has been waived to facilitate business restructuring.
3. Loans past due three months or more: This category comprises loans for which payment of principal or interest has fallen more than three months behind, counting from the day following the contractual payment day, but excludes loans to borrowers in bankruptcy and non-accrual loans.
4. Restructured loans: This category covers loans for which payment of interest is reduced or suspended, payment of principal is extended, the claim is waived, or another measure advantageous to the borrower is granted to facilitate business restructuring. Loans to borrowers in bankruptcy, non-accrual loans and loans past due three months or more are not included in this category.

Relationship between Self-Assessment Assets and Disclosure of Assets Based on the Financial Revitalization Law

Assets classified under self-assessment standards and disclosure of assets based on the Financial Revitalization Law are loans and loan equivalents. These loans differ primarily from risk-monitored loans in that risk-monitored loans exclude loan equivalents.

1. Loans to borrowers in bankruptcy: These are loans to legally bankrupt borrowers.
2. Non-accrual loans: These are loans to virtually bankrupt borrowers and borrowers for which the possibility of bankruptcy exists.
3. Loans past due three months or more: Of loans to borrowers requiring caution, loans past due three months or more are those for which the payment of principal or interest has fallen three months behind, counting from the day following the contractual payment day.
4. Restructured loans: Of loans to borrowers requiring caution, restructured loans are those for which payment of interest is reduced or suspended, payment of principal is extended, the claim is waived or another measure advantageous to the borrower is granted to facilitate business restructuring.

Directors, Corporate Auditors and Executive Officers

As of August 1, 2003

Mitsui Trust Holdings, Inc.

Chairman and President
Kiichiro Furusawa*

Deputy President
Kazuo Tanabe*

Senior Managing Director
Tadashi Kawai

Managing Directors
Michio Taki
Jun Okuno

Corporate Auditors
Shunpei Kazama
Kazuho Oda
Masahiro Kajimura
Shunji Higuchi
Shigenori Koda

** Representative directors*

The Chuo Mitsui Trust and Banking Company, Limited

President
Kazuo Tanabe*

Deputy President
Tomohiro Ito*

First Senior Executive Officers
Masaharu Kodaka**
Yoshibumi Tanaka

Senior Executive Officers
Michio Taki**
Hiromu Matsuda**

Corporate Auditors
Masahiro Kajimura
Shunji Higuchi
Shigenori Koda

Senior Executive Officers
Ken Sumida
Toshiro Harada
Itaru Masuda
Masuhisa Kitao
Yasuhisa Naka
Tadashi Muto

Executive Officers
Tetsuji Tada
Koichi Suzuki
Susumu Yoshida
Kiichiro Kurimoto
Hiroaki Sasaki
Kunitaro Kitamura
Mamoru Kawakami
Takashi Kamikanda

** Representative directors*
*** Directors*

Mitsui Asset Trust and Banking Company, Limited

President
Tadashi Kawai*

Senior Executive Officers
Teruo Watanabe**
Osamu Muramatsu**

Corporate Auditors
Kazuho Oda
Yasuhiro Tanaka
Yasuhiro Yonezawa

Executive Officers
Toshinao Sakai
Shunichi Sakata
Toshiyuki Miura

** Representative director*
*** Directors*

Organization

As of August 1, 2003

Mitsui Trust Holdings, Inc.


General Meeting of Shareholders
Board of Corporate Auditors
Corporate Auditors
Board of Directors
Executive Committee
Advisory Board
Corporate Auditors Office
Secretariat
General Planning Dept.
Planning and Coordination Dept.
General Affairs Dept.
Internal Risk Control Dept.
Internal Audit Dept.

The Chuo Mitsui Trust and Banking Company, Limited


General Meeting of Shareholders
Board of Corporate Auditors
Corporate Auditors
Board of Directors
Executive Committee
Corporate Auditors Office
Secretariat
Corporate Planning Dept.
General Affairs Dept.
Personnel Planning Dept.
Personnel Dept.
Corporate Risk Management Dept.
Legal Dept.
Asset Quality Audit Dept.
Internal Audit Dept.
Inspection Dept.
Treasury Dept.
Business Planning Dept.
Financial Institutions Dept.
Loan Planning Dept.
Structured Finance Dept.
Credit Products Investment Dept.
Credit Supervision Dept. I
Credit Supervision Dept. II
Credit Supervision Dept. III
Credit Management Dept.
Head Office Business Depts.
Domestic Branches
Settlement Administration Dept.
Representative Offices
Securities Dept.
Real Estate Planning and Administration Dept.
Real Estate Business Dept.
Real Estate Investment Promotion Dept.
Real Estate Investment Advisory Dept.
Stock Transfer Agency Dept.
Stock Transfer Agency Business Dept.
Operations Administration Dept.
System Planning Dept.

Mitsui Asset Trust and Banking Company, Limited


General Meeting of Shareholders
Board of Corporate Auditors
Corporate Auditors
Board of Directors
Executive Committee
Corporate Planning Dept.
Pension Business Dept. I
Pension Business Dept. II
Pension Business Dept. III
Pension Business Dept. IV
Institutional Business Dept.
Nagoya Branch
Osaka Branch
Systems Integration Dept.
Corporate Risk Management Dept.
Pension Trust Dept.
Structured Finance Dept.
Asset Management Dept.
Securities Administration and Services Dept.
Internal Audit Dept.

Major Affiliated Companies

As of August 1, 2002

Mitsui Trust Holdings, Inc.

	Services	Capital (Millions of yen)
Japan Trustee Services Bank, Ltd.	Trust and banking	51,000

The Chuo Mitsui Trust and Banking Company, Limited

	Services	Capital (Millions of yen)
Chuo Mitsui Asset Management Co., Ltd.	Investment advisory and investment trust	300
Chuo Mitsui Guarantee Co., Ltd.	Credit guarantee services	301
Chuo Mitsui Realty Co., Ltd.	Real estate brokerage	300
Chushin Leasing Co., Ltd.	Leasing	100
MTB Leasing Co., Ltd.	Leasing	3,000
Chuo Mitsui Card Co., Ltd.	Credit card services	300
Chuo Mitsui Stock Transfer Agency Business Co., Ltd.	Stock transfer agency services	5,000
Chuo Mitsui Business Co., Ltd.	Staffing services	210
Chuo Mitsui Information Technology Co., Ltd.	Computer-related services	200

Overseas Network

At August 1, 2003

Representative Offices

The Chuo Mitsui Trust and Banking Company, Limited

New York Representative Office
Yasuhito Kanazawa
Chief Representative
655 Third Avenue, 26th Floor
New York, N.Y. 10017-5617, U.S.A.
Telephone: 1-212-309-1900
Telefax: 1-212-599-1726

Singapore Representative Office
Yuhiko Noguchi
Chief Representative
8 Shenton Way
#14-02, Temasek Tower
Singapore 068811
Republic of Singapore
Telephone: 65-6532-2353
Telefax: 65-6532-6155

Overseas Subsidiaries

Mitsui Trust Holdings, Inc.

MTH Preferred Capital 1 (Cayman) Limited
P.O. Box 309, George Town
Grand Cayman
Cayman Islands, B.W.I.

MTH Preferred Capital 2 (Cayman) Limited
P.O. Box 309, George Town
Grand Cayman
Cayman Islands, B.W.I.

MTH Preferred Capital 3 (Cayman) Limited
P.O. Box 309, George Town
Grand Cayman
Cayman Islands, B.W.I.

The Chuo Mitsui Trust and Banking Company, Limited

Chuo Mitsui Investments, Inc.
Sei Nakagawa
President & CEO
655 Third Avenue, 26th Floor
New York, N.Y. 10017-5617, U.S.A.
Telephone: 1-212-309-1920
Telefax: 1-212-599-2128

Chuo Mitsui Trust International Ltd.
Itaru Koyama
Managing Director
7th Floor, Triton Court
14 Finsbury Square
London EC2A 1BR, U.K.
Telephone: 44-20-7847-8400
Telex: 945831 MTINTL G
Telefax: 44-20-7847-8500

MTI Finance (Cayman) Ltd.
P.O. Box 309, George Town
Grand Cayman
Cayman Islands, B.W.I.

MTI Capital (Cayman) Ltd.
P.O. Box 309, George Town
Grand Cayman
Cayman Islands, B.W.I.

Chuo Finance (Cayman) Ltd.
P.O. Box 309, George Town
Grand Cayman
Cayman Islands, B.W.I.

Investor Information

As of March 31, 2003

Mitsui Trust Holdings, Inc.

Registered Head Office
33-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574, Japan
Telephone: 81-3-5445-3500
Telefax: 81-3-5232-8879
Web site: http://www.mitsuitrust-fg.co.jp

Date of Establishment
February 1, 2002

Capital Stock
¥260,092 million

Number of Shares Authorized
4,353,007 thousand shares
Common: 4,068,332 thousand shares
Class I preferred: 20,000 thousand shares
Class II preferred: 93,750 thousand shares
Class III preferred: 156,406 thousand shares
Class IV preferred: 14,518 thousand shares

Number of Shares Issued
Common: 818,865 thousand
Class I preferred: 20,000 thousand
Class II preferred: 93,750 thousand
Class III preferred: 156,406 thousand

Number of Shareholders
Common: 31,361
Preferred: 1

Major Shareholders

(a) Common stock

Name	Number of shares held (Thousands)	Percentage of total shares (%)
Mitsui Mutual Life Insurance Co.	18,148	2.21
Mitsui Fudosan Co., Ltd.	17,724	2.16
Mitsui Asset Trust and Banking Co., Ltd. Composite trust account held for Toyota Motor Corporation	15,226	1.85
Nagoya Railroad Co., Ltd.	14,300	1.74
Tobu Railway Co., Ltd.	13,355	1.63
The Master Trust Bank of Japan, Ltd. (Trust account)	13,010	1.58
Mitsui Chemicals, Inc.	10,646	1.30
Japan Securities Agents, Ltd.	10,557	1.28
Tokyu Corporation	10,318	1.26
Mitsui Asset Trust and Banking Co., Ltd. Composite trust account held for Nagoya Railroad Co., Ltd.	10,060	1.22
Total	133,345	16.28

(b) The Resolution and Collection Corporation maintains all of the Company's preferred stocks.

Stock type	Number of shares held (Thousands)	Percentage of total shares (%)
Class I	20,000	100.00
Class II	93,750	100.00
Class III	156,406	100.00

Certified Public Accountants
Deloitte Touche Tohmatsu

Further Information
For further information, please contact:
Investor Relations Group
Planning and Coordination Department
Mitsui Trust Holdings, Inc.
33-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574, Japan

Company Information

The Chuo Mitsui Trust and Banking Company, Limited

Registered Head Office
33-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574, Japan
Telephone: 81-3-5232-3331
Telefax: 81-3-5232-8879
Telex: TRUSTMIT J26397
S.W.I.F.T. Address: MTRB JPJT
Web site: http://www.chuomitsui.co.jp

Mitsui Asset Trust and Banking Company, Limited

Registered Head Office
23-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574, Japan
Telephone: 81-3-5232-8111
Telefax: 81-3-5232-8436
Web site: http://www.mitsuiasset.co.jp

Note Regarding Forward-Looking Statements

This annual report contains certain forward-looking statements. These statements are not guarantees of future performance, and involve risks and uncertainties. Actual results may differ from the forward-looking statements contained in the present material, due to various factors, including, but not limited, to changes in overall economic conditions.


Mitsui Trust Financial Group

Printed in Japan